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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the U.S. Securities and Exchange Commission on September 22, 2020. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

DoubleVerify Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7370 (Primary Standard Industrial Classification Code Number)	82-2714562 (I.R.S. Employer Identification Number)

233 Spring Street
New York, NY 10013
(212) 631-2111
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mark Zagorski
233 Spring Street
New York, NY 10013
(212) 631-2111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew E. Kaplan, Esq. Morgan J. Hayes, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Roxane F. Reardon, Esq. Jonathan R. Ozner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Includes shares of common stock subject to the underwriters' option to purchase additional shares.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        Pursuant to the applicable provisions of the Fixing America's Surface Transportation Act, we are omitting our consolidated financial statements for each of the six months ended June 30, 2020 and June 30, 2019. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the U.S. Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 2020

            Shares

DoubleVerify Holdings, Inc.

Common Stock

        This is an initial public offering of shares of common stock of DoubleVerify Holdings, Inc., or "DoubleVerify". We are offering                 shares of common stock, and the selling stockholders are offering                shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders in this offering.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our common stock on                under the symbol "DV".

        After the completion of this offering, we expect to be a "controlled company" within the meaning of the corporate governance standards of                                    .

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        See "Risk Factors" beginning on page 16 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission, or the "SEC", nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

(1)
See "Underwriting" for a description of compensation to be paid to the underwriters.

        To the extent that the underwriters sell more than                        shares of common stock, the underwriters have the option to purchase up to an additional                shares from the selling stockholders at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                    , 2021.

Prospectus dated                    , 2021

        Through and including                        , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide any information or to make any representation other than, or in addition to, those contained in this prospectus or in any free writing prospectus we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus and any sale of shares of our common stock.

i

 MARKET AND INDUSTRY DATA

        This prospectus includes industry and market data and forecasts pertaining to DoubleVerify's industry and markets, including market sizes, market share, market positions and other industry data. Such information is based on our analysis of multiple sources, including publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and consultants and our own estimates based on internal company data and our management's knowledge of and experience in the market sectors in which we compete (together, the "Company Data Analysis"). The third-party information contained within the Company Data Analysis has primarily been derived or extrapolated from reports prepared or published by Ad Age, Boston Consulting Group, eMarketer, Juniper Research, Magna Global, GroupM, The Harris Poll and Merkle. We have not independently verified the market and industry data from third-party sources and thus the accuracy and completeness of such information cannot be guaranteed. This information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in surveys of market size.

SERVICE MARKS, TRADEMARKS AND TRADE NAMES

        We hold various service marks, trademarks and trade names, such as DoubleVerify, our logo design, DV Authentic Ad, DV Authentic Performance, DV Pinnacle and Authentic Brand Safety, that we deem particularly important to the marketing activities conducted by each of our businesses. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This prospectus also contains trademarks, service marks and trade names of other companies which are the property of their respective holders. We do not intend our use or display of such names or marks to imply relationships with, or endorsements of us by, any other company.

ii

PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

        Unless the context otherwise requires, the terms "we," "us," "our," and the "Company," as used in this prospectus, refer to DoubleVerify and its consolidated subsidiaries. DoubleVerify and its subsidiary DoubleVerify MidCo, Inc. changed their names from Pixel Group Holdings Inc. and Pixel Parent Inc., respectively, prior to the date of this prospectus. All references to DoubleVerify and DoubleVerify MidCo, Inc. are to these entities both prior to and after the name changes.

 Our Company

        We are a leading software platform for digital media measurement and analytics. Our mission is to help the world's largest brands improve the effectiveness of their digital advertising. Our platform provides data analytics that enable our customers to improve their advertising performance across the digital advertising ecosystem.

        The advertising industry continues to shift from traditional mediums to an expanding array of digital channels and platforms. Digital advertisers have historically relied on inconsistent, self-reported data from a large number of publishers, social channels and programmatic platforms, making it difficult to form an accurate, unbiased view of how and where their ad budgets are spent. As objectionable content and ad fraud have proliferated across the Internet and other digital channels, advertisers are utilizing independent, third-party solutions to protect their brand equity and optimize the performance of their digital media investments.

        Our technology addresses this need by providing unbiased data analytics that enable advertisers to increase the effectiveness, quality and return on their digital advertising investments. Our proprietary DV Authentic Ad metric is our definitive measure of digital media quality and measures whether a digital ad is displayed in a brand-safe environment, fraud-free, fully viewable and in the intended geography. Our software platform allows customers to access critical performance data on their digital ads. Customers then leverage our data analytics to improve the efficiency of their digital advertising investments by avoiding wasted media spend on blocked or fraudulent ads and to optimize their media strategies in real-time by verifying their highest performing ads and content.

        Our software platform is integrated across the entire digital advertising ecosystem, including programmatic platforms, social media channels and digital publishers. We deliver unique data analytics through our customer interface to provide detailed insights into our customers' media performance across all key digital media channels (including direct, programmatic, social and connected TV ("CTV")), formats (including display and video) and devices (including mobile in-app, mobile web and desktop). Our technology enables programmatic media traders to evaluate more than 200 billion transactions daily, ensuring that a digital ad meets advertiser-defined quality criteria before it is purchased. We also evaluate more than 5 billion digital ads displayed daily, measuring whether each one is delivered in the intended geography and in a brand-safe, fraud-free and viewable environment.

        Our blue-chip customer base includes many of the largest global brands. We serve over 1,000 customers that are diversified across all major industry verticals, including consumer packaged goods, financial services, telecommunications, technology, automotive and healthcare. In 2019, we had more than 40 customers who each represented at least $1 million of annual revenue, up from 12 such customers in 2017, with no customer representing more than 4% of our revenue in 2019. We serve our customers globally through our 23 offices in 15 countries, including the United States, the United Kingdom, Israel, Singapore, Australia, Brazil, France, Germany and Japan.

        We generate revenue from our advertising customers based on the volume of purchased ads that our software platform measures, enabling us to grow as our customers increase their digital ad spend and as we integrate into new channels and platforms. We have long-term relationships with many of our customers, with an average relationship of over five years for our top 50 customers, and ongoing contractual agreements with a substantial portion of our customer base. We have maintained exceptional customer retention rates with 100% retention of our top 50 customers in 2019 and 2018, who represented more than 50% of our total revenues in each year. We are also able to increase revenue per customer as we introduce new solutions, which have resulted in a compounded annual growth in average revenue for our top 50 customers of 32% from 2017 to 2019. The combination of high customer retention and multiple upsell opportunities has resulted in net revenue retention rates of 156% in 2019 and 130% in 2018. We have delivered strong historical revenue growth, with a compounded annual growth rate of 58% from 2017 to 2019.

        We generated revenue of $182.7 million in 2019 and $104.3 million in 2018, representing an increase of 75%. We generated net income of $23.3 million in 2019 and $3.2 million in 2018. We generated Adjusted EBITDA of $69.0 million in 2019 and $26.6 million in 2018, with Adjusted EBITDA as a percentage of revenue increasing to 38% in 2019 from 25% in 2018. Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles ("GAAP"). For a definition of Adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of Adjusted EBITDA to net income, see "Summary Historical Consolidated Financial and Operating Data."

Our Industry

        We believe that our business benefits from many of the most significant trends in digital marketing and advertising, including:

        Significant Growth in Digital Ad Spend.    The global advertising industry represented over $580 billion of ad spend in 2019, according to Magna Global, and continues to shift from traditional forms of media to digital channels and platforms. According to Magna Global, global digital ad spend, excluding search, reached over $155 billion in 2019 and grew at an average annual rate of 19% between 2015 and 2019. We believe the shift towards digital spend will continue as new distribution channels and advertising formats emerge that enable advertisers to more effectively reach their target audiences.

        Acceleration of Programmatic Ad Buying.    Advertisers are increasingly shifting their digital media buying to programmatic platforms, which automate the digital ad buying process through the use of computer algorithms and deliver targeted advertisements utilizing vast data sets. According to Magna Global, global programmatic ad spend reached over $35 billion in 2019 and is expected to grow nearly twice as fast as the rest of the digital advertising market over the next five years. Programmatic ad buyers and trading platforms benefit from consistent access to high quality and accurate data to improve purchasing decisions and optimize the efficacy of their ads. Furthermore, advertisers value having a single, unified data source that they can leverage to help make real-time decisions on programmatic ad placements across all channels and formats.

        Emergence of CTV and Other New Digital Channels.    Over time, the emergence of new digital channels, such as social, has attracted significant advertiser interest and investment. In turn, this has created additional demand for digital measurement solutions. Today, CTV represents a large new frontier for digital advertising as the approximately $170 billion of annual global linear television media spend starts to migrate to digital channels. According to eMarketer, there will be nearly $8 billion of CTV ad spend in the U.S. in 2020 which is expected to nearly double by 2023, with over 50% of ad inventory projected to be bought through programmatic platforms. CTV platforms present a significant opportunity for full-suite measurement providers due to the fragmented inventory and ad fraud emerging within this channel.

        Importance of Brand Reputation.    With the increasing scale of digital media channels, advertisers are placing an increased emphasis on understanding where their ads are placed and the content with which it is presented. Determining the context and content of a web page, streaming video or social post is more complex than verifying a keyword or article headline and often varies minute-by-minute. This challenge is further complicated by a significant increase in user-generated content, as ad spend on social platforms continues to expand. According to a recent study that we commissioned with The Harris Poll, nearly two-thirds of consumers expressed that they would stop using a brand or product that advertises next to false, objectionable or inflammatory content. More than ever, advertisers are being held accountable for brand and content alignment. In response, advertisers are adopting scalable, sophisticated brand safety solutions to ensure effective use of their global digital media spend.

        Desire to Improve Media Quality and Effectiveness.    The significant growth in digital advertising has resulted in increased fraud and wasted ad spend due to ads that are never seen. Juniper Research estimated that approximately $42 billion of global digital media spend was wasted in 2019 as a result of continually evolving ad fraud activities, including bots, fake clicks and fraudulent web sites. New and sophisticated schemes, particularly across emerging channels such as CTV and mobile in-app, are uncovered each day. We have identified over 5,000 fraudulent CTV apps as of September 2020 and we have seen a 166% increase in fraudulent CTV traffic rates in the first quarter of 2020 as compared to the first quarter of 2019. In addition, even when an ad is verified to be fraud-free, there is no certainty that it is actually viewable. According to Merkle, more than 40% of digital ads placed are deemed to be not viewable. To combat these issues, advertisers, digital publishers and media platforms rely on robust measurement solutions to validate the performance of their marketing campaigns and ensure that they are only paying for verified ads.

        Rising Adoption of Third-Party Measurement Solutions.    The proliferation of digital channels, formats and devices has made it more difficult for advertisers to measure campaign performance across all platforms. As a result, advertisers are increasingly adopting full-suite measurement solutions. This has created a growing demand for independent, third-party providers that provide accredited and unified data analytics that improve the transparency and effectiveness of digital ad spend across the entire ecosystem. Based on the Company Data Analysis, the total addressable market for our core solutions is less than 15% penetrated as of 2019, and we believe that we have the opportunity to expand our customer base in response to increasing demand for our core measurement solutions.

What We Do

        We are a leading software platform for digital media measurement and analytics. Our solutions empower our customers to address the evolving and intensifying complexities of measuring the performance of digital advertising. We deliver our suite of measurement solutions through a robust and scalable software platform that provides our customers with unified data analytics. Our broad market coverage of the digital advertising ecosystem and our leading software platform enables us to analyze billions of data points globally each day. This volume has enabled us to build a self-reinforcing, proprietary data asset which we redeploy in new solutions that further enhance and expand the analytics that we can deliver to our customers and partners.

Our Solutions

  The DV Authentic Ad

        The DV Authentic Ad is our definitive measure of digital media quality, which evaluates the brand safety, existence of fraud, viewability and geography for each digital ad:

  •
  Brand Safety:  Our customers use the data analytics that our software platform provides to help prevent their ads from appearing next to content that they do not deem appropriate for their brands and target desired contexts. Our brand safety solutions evaluate the full context of a webpage including the URL and the specific content. Customers can use our extensive content categories to target desired contexts for their ads, without relying on personal data or cookies. We also offer Authentic Brand Safety, which is an enhanced set of contextual targeting solutions that can be deployed across multiple programmatic platforms.

  •
  Fraud:  Our solutions safeguard advertisers against increasingly sophisticated invalid digital traffic, such as bot fraud, site fraud, malware (including adware), and app fraud. We continuously monitor and analyze billions of delivered digital ads on a daily basis for aberrant activity in order to detect new fraud schemes. We identify over 500,000 new fraudulent device signatures per day, distributing them to our partners nearly 100 times per day, thereby enhancing the protection we provide our customers.

  •
  Viewability:  Digital ads are frequently obscured or placed in locations that are out of view from the intended recipient. We help our customers determine if their ads are in-view by the recipient of each advertisement by providing advanced viewability metrics, including average time-in-view, key message exposure and video player size. Our solutions also leverage our historical data to predict the viewability of ads to optimize programmatic buying decisions.

  •
  Geography:  Many of our customers run distinct media campaigns that are targeted toward specific geographic regions. The intended geography of these media campaigns may be targeted based on the content of the digital ad, but also for compliance reasons. Our customers leverage our solutions to ensure that their geographic targeting requirements are met and that there is language alignment between the digital ad and the intended geographic region.

  DV Authentic Performance

        We developed DV Authentic Performance, a predictive measure of digital ad performance, by leveraging the data we measure through the DV Authentic Ad. Launched in early 2020, DV Authentic Performance is the industry's most comprehensive evaluation of creative exposure and user engagement with a digital ad to provide real-time comprehensive prediction data and drive media campaign performance. DV Authentic Performance evaluates the real-time performance of a digital ad by analyzing over 50 data points on the exposure of the digital ad and the consumer's engagement with the ad and device. DV Authentic Performance evaluates the entire presentation of an ad through metrics that include viewable time, share of screen, video presentation and audibility. Our customers use DV Authentic Performance to predict which ads will perform and make changes to their media strategies in real-time.

  Supply-Side Solutions

        We provide our software solutions and data analytics to publishers and other supply-side customers to enable them to maximize revenue from their digital advertising inventory. Supply-side advertising platforms (such as ad networks and exchanges) utilize our data analytics to validate the quality of their ad inventory and provide data to their customers to facilitate targeting and purchasing digital ads. We also provide the DV Publisher Suite, a unified solution for digital publishers to increase inventory yield by improving video delivery, identifying lost or unfilled sales, and better aggregate data across all inventory sources.

How We Deploy Our Solutions

        We provide a consistent measurement standard across all major forms of digital media, making it easier for advertiser and supply-side customers to benchmark performance across all of their digital ads and to optimize their digital strategies in real time. Our coverage spans over 40 key geographies where our customers are located and includes:

  •
  all primary types of purchasing channels, including direct, programmatic, social and CTV;

  •
  all key media formats, including display and video; and

  •
  all major devices, including mobile in-app, mobile web and desktop.

        We also maintain an expansive set of direct integrations across the entire digital advertising ecosystem in order to provide our customers full coverage across all key channels, formats and devices. Our partner integrations include leading programmatic platforms, such as The Trade Desk, Google Display & Video 360, Amazon Advertising and Verizon Media. Through these integrations, our customers utilize our solutions to better evaluate and optimize inventory purchase decisions. We also have direct integrations with key social platforms, including Facebook, YouTube, Twitter and Snap, which allow us to deliver more robust social campaign data analytics to our advertiser customers. Together, we work seamlessly to empower our partners by providing advertisers clarity and confidence in their digital investments across all key platforms.

Our Strengths

        We believe the following attributes and capabilities form our core strengths and provide us with competitive advantages:

        Best-in-Class Software Platform.    Our technology stack enables us to measure advertising performance on each digital ad. This precision sets us apart from our competition by allowing us to combine performance measurements across brand safety, fraud, viewability and geography into a single, unique metric (the DV Authentic Ad), as well as the flexibility to disaggregate and analyze the individual measurements for each delivered ad. We believe we are able to provide the most robust data analytics in the industry, analyzing hundreds of data points for each delivered ad and across billions of ads every day, with nearly 1.7 trillion ads measured by us in 2019.

        Broad Ecosystem Coverage.    We provide comprehensive performance measurement solutions across all key digital channels where our customers advertise. Our technology is integrated into major platforms that provide direct, programmatic and social advertising, including Google, Facebook and The Trade Desk. As new media formats emerge, the strength of our solutions and the flexibility of our software platform allows us to seamlessly onboard new integration partners and secure new partnerships as selling channels for our solutions. For example, as CTV continues to become an increasingly prominent advertising channel, we have secured partnership agreements with multiple leading CTV platforms, including Amazon and Roku, that have certified our measurement solutions for use on their platforms. We believe that we provide the broadest integration and partnership coverage across the industry.

        Powerful Network Effect Fueled by a Robust and Scalable Data Asset.    Our unique position in the advertising ecosystem creates a virtuous cycle that allows us to enhance the solutions we deliver to customers as we measure more ads. The billions of detailed data points we gather daily have enabled us to develop an extensive data asset. We leverage this data asset for our existing solutions and launch new solutions to address the evolving needs of advertisers. The strength of our solutions attracts new customers which increases the delivered ads we measure and data we collect, further strengthening the value of our network.

        Compelling Value Proposition Driving High Customer ROI.    We enable our customers to optimize return on their marketing investments for a fraction of the underlying media cost. Our unique data analytics are used by our advertiser customers to target the highest performing ad inventory and receive refunds or credits for digital ads that do not meet certain criteria. In addition, our solutions help our customers preserve one of their most important and invaluable assets—brand reputation—by ensuring ads are not shown near content that is inconsistent with their brand message.

        Track Record of Successful Product Innovation.    We have a track record of developing new solutions for our customers to provide more value and increase average revenue per customer, thereby deepening our competitive edge. We launched our first brand safety solution in 2010 and have continued to develop leading-edge solutions ever since. We have continued our track record of innovation in recent years including launching Authentic Brand Safety, which we believe is the industry's only solution that allows advertisers to programmatically avoid unsuitable content across platforms using the same settings established for post-bid evaluation. In 2019, we launched our first CTV solutions which now detect over 100,000 fraudulent device signatures per day and, in 2020, we introduced DV Authentic Performance, which we believe is the first solution in the market to leverage viewability data to target performance outcomes.

        Loyal and Growing Customer Base.    Our customers represent many of the largest advertisers in the world including Colgate-Palmolive, Disney, Ford, Mondelēz and Pfizer. In 2019 and 2018, we maintained 100% retention of our top 50 customers. With this foundation, we were able to drive 156% net revenue retention in 2019 and 130% in 2018 through increased advertising volume and the successful launch of newly-introduced solutions. This growth in our existing customer base together with strong new customer wins has increased the number of customers contributing over $1 million of revenue to more than 40 customers in 2019, up from 12 in 2017.

        Scaled and Profitable Business Model.    We have an attractive operating model, driven by the scalability of our platform, the consistent nature of our revenue, our significant operating leverage and low capital intensity. Our platform allows us to provide large-scale data analytics to customers around the world seamlessly and cost-effectively. We are able to scale our solutions efficiently and with limited incremental cost for new customers and additional solutions, with our cost of sales excluding depreciation and amortization representing only 14% of revenues and Adjusted EBITDA margin of 38% in 2019. We have grown our business rapidly while also achieving profitability, demonstrating the strength of our platform and business model. For additional detail on cost of sales excluding depreciation and amortization, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

        Well-Aligned with Privacy Restrictions.    We believe that we are well positioned to benefit from increasing government regulations and changing industry standards and privacy policies restricting the collection and use of personal data for advertising purposes. Our software platform does not rely on third-party cookies, and we provide advertisers with an alternative source of data to deliver targeted advertising by leveraging non-personalized data based on the context of web pages and the engagement with and exposure to digital ads. As privacy restrictions evolve, we believe there will be increased demand for our contextual targeting and performance solutions.

        Proven Management Team.    We have a strong management team that has extensive experience leading software and digital marketing companies. We believe that our management team will continue to drive our growth, scale and solutions innovation. Furthermore, our Chief Executive Officer, Mark Zagorski, has significant public company experience, including as Chief Executive Officer of a public company in the digital marketing software industry.

Our Opportunity

        There is strong global demand across the advertising ecosystem for third-party measurement and authentication of digital ads. Advertisers, programmatic platforms, social media channels and digital publishers are collectively placing increased emphasis on the quality and effectiveness of digital ad spend across all channels, formats and devices. According to Magna Global, there was over $155 billion of global digital ad spend in 2019 where our solutions are directly applicable.

        We are a leader in a large, fast-growing and underpenetrated market with significant tailwinds. Based on the Company Data Analysis, we estimate that the total addressable market for our core solutions was approximately $8 billion globally in 2019 and was less than 15% penetrated. We believe our market leadership positions us well to generate significant growth across this large, underserved market. Our growth is primarily driven by the fastest growing segments of digital ad spend, which are currently among the least penetrated with our solutions, including mobile in-app, programmatic, social and CTV.

Our Growth Strategy

        We intend to continue penetrating the digital advertising market through the following key growth levers:

        Growing with Our Current Customers.    We expect to continue to grow with our existing customers as they increase their spend on digital advertising and as we introduce new solutions. We expect the increased demand for third-party digital advertising data analytics to fuel continued adoption of our solutions across key channels, formats, devices and geographies. For example, we expect new solutions like Authentic Brand Safety and DV Authentic Performance and the ongoing shift from linear TV to CTV to continue to drive growth from our existing customers.

        Expanding Our Customer Base.    We intend to continue targeting new advertiser, programmatic platform and digital publisher customers who have not yet adopted digital ad measurement solutions, as well as those currently utilizing solutions provided by our competitors. With the total addressable market for our core solutions less than 15% penetrated today, we believe that there is ample room for us to add new customers going forward.

        Expanding Our International Presence.    We intend to continue to grow our presence in international markets in order to meet the needs of our existing customers and accelerate new customer acquisition in key geographies outside of North America. We expanded into ten countries during 2019 and 2018, which has accelerated our revenue growth in those markets.

        Introducing New Solutions and Channels.    We will continue to lead the industry in innovation by developing premium solutions that increase our value proposition to our existing customers. We have a strong track record of rolling out new solutions that have high adoption rates with our existing customers. We intend to extend our solutions capabilities to cover new and growing digital channels and devices, including CTV, new mobile apps and other emerging areas of digital ad spend.

        Pursuing Opportunistic M&A.    Our management team has a proven track record of identifying, evaluating, executing and integrating strategic acquisitions. We have completed three acquisitions since December 2018 to expand our technology and solutions offerings and broaden our geographic footprint. We maintain an active pipeline of potential M&A targets and intend to continue evaluating add-on opportunities to bolster our current solutions suite and complement our organic growth initiatives.

Our Organizational Structure

        The following chart presents an overview of our ownership and organizational structure, after giving effect to this offering, assuming the underwriters do not exercise their option to purchase additional shares. For additional information with respect to our ownership structure, see "Principal and Selling Stockholders":

*
Ownership percentages exclude shares of common stock issuable upon exercise of outstanding stock options and restricted stock units.

Ownership and Our Status as a Controlled Company

        In August 2017, funds affiliated with Providence Equity Partners L.L.C., or "Providence," entered into a definitive agreement to purchase a majority of the equity interests in our indirect subsidiary DoubleVerify Inc., a Delaware corporation, or the "Providence Acquisition". The Providence Acquisition was consummated on September 20, 2017.

        Providence is a premier global asset management firm which manages funds with over $49 billion in commitments, including one of the largest sector-focused private equity funds dedicated to growth-oriented investments in the media, communications, education, software and services industries. Since the firm's inception in 1989, Providence has invested in over 200 companies in more than 20 countries. Providence is headquartered in Providence, Rhode Island and has offices in New York, Boston and London.

        After the completion of this offering, investment funds managed by, or affiliated with, Providence will hold approximately        % of our common stock (or approximately         % if the underwriters exercise in full their option to purchase additional shares). As a result, we expect to qualify as, and elect to be, a "controlled company" within the meaning of                         rules. This election will allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to                        -listed companies. See "Management—Corporate Governance."

Our Corporate Information

        DoubleVerify is a Delaware corporation. Our principal executive offices are located at 233 Spring Street, New York, NY 10013, and our telephone number is (212) 631-2111. Our website is www.doubleverify.com. None of the information contained on, or that may be accessed through, our website or any other website identified herein is part of, or incorporated into, this prospectus.

Summary Risk Factors

        Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully under "Risk Factors" in this prospectus. These risks relate to, among other matters:

  •
  our ability to respond to technological developments and evolving industry standards;

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  our ability to compete with our current and future competitors;

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  our ability to retain existing customers, obtain new customers and generate revenue from new customers;

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  system failures, security breaches, cyberattacks or natural disasters that could interrupt the operation of our platform and data centers;

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  the ability of our integration partners to accurately and timely pay us;

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  defects, errors or inaccuracies associated with our platform;

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  economic downturns and unstable market conditions (including as a result of the COVID-19 pandemic);

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  our ability to retain our senior management team and other key personnel;

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  the application, interpretation and enforcement of digital advertising and data privacy and protection laws and regulations;

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  the assertion of third-party intellectual property rights and our ability to protect and enforce our intellectual property rights; and

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  restrictions in the New Revolving Credit Facility (defined later in this prospectus).

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in annual gross revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act". An emerging growth company may take advantage of specified reduced reporting and other reduced requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  we may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

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  we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the "Sarbanes-Oxley Act";

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  we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the "PCAOB", regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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  we are permitted to provide less extensive disclosure about our executive compensation arrangements, such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation; and

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  we are not required to give our stockholders nonbinding advisory votes on executive compensation or golden parachute arrangements (i.e., "say-on-pay," "say-on-frequency" and "say-on-golden parachutes").

        In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised financial accounting standards until such time as those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

        We may take advantage of these provisions until December 31, 2026 (the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to this offering) or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if our annual gross revenues are $1.07 billion or more, if we issue more than $1 billion of non-convertible debt over a three-year period, or if we become a "large accelerated filer" as defined in the Securities Exchange Act of 1934, or the "Exchange Act". We may choose to take advantage of some or all of these reduced burdens and, as such, the information that we provide stockholders may be different than the information you may receive from other public companies in which you hold equity interests. We do not know if some investors will find our common stock less attractive as a result of our utilization of these exemptions. The result may be a less active trading market for our common stock and increased volatility in the price of our common stock.

THE OFFERING

Common stock offered by us	shares.
Common stock offered by the selling stockholders	shares.
Option to purchase additional shares	The underwriters also may purchase up to additional shares from the selling stockholders at the initial offering price less the underwriting discount.
Common stock to be outstanding after this offering	shares.
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $            million, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering to repay all amounts outstanding under our New Revolving Credit Facility and the remainder for general corporate purposes. See "Use of Proceeds."

We will not receive any proceeds from the sale of our common stock by the selling stockholders in the offering (including pursuant to the underwriters' option to purchase additional shares from the selling stockholders).

Dividend policy

We currently do not anticipate paying dividends on our common stock for the foreseeable future. Any future determination to pay dividends on our common stock will be subject to the discretion of our board of directors and depend upon various factors. In addition, our ability to pay dividends may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See "Dividend Policy."

Stock exchange symbol	"DV"

        The number of shares of our common stock to be outstanding immediately following this offering is based on                        shares outstanding as of September 30, 2020, and excludes:

  •
              shares of common stock issuable upon exercise of options outstanding as of September 30, 2020 at a weighted average exercise price of $            per share;

  •
              shares of common stock issuable upon vesting of restricted stock units outstanding as of September 30, 2020; and

  •
              shares of common stock reserved for future issuance following this offering under our equity plans.

        Unless otherwise indicated, all information in this prospectus:

  •
  gives effect to the issuance of                        shares of common stock in this offering;

  •
  assumes no exercise by the underwriters of their option to purchase additional shares from the selling stockholders;

  •
  assumes that the initial public offering price of our common stock will be $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

  •
  gives effect to amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering; and

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  gives effect to a 1-for-            reverse stock split of our outstanding common stock that we intend to effect prior to the completion of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables set forth our summary historical consolidated financial data derived from our consolidated financial statements as of the dates and for each of the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2019 and 2018 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical consolidated financial data for the nine months ended September 30, 2020 and 2019 and as of September 30, 2020 are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period and results from interim periods are not indicative of full year results.

        You should read this summary historical consolidated financial data in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Year Ended December 31,		Nine Months Ended September 30,
(In Thousands except share and per share data)	2019	2018	2020	2019
Revenue:	$182,663	$104,304
Cost of revenue (exclusive of depreciation and amortization below)	24,848	18,525
Product development	31,598	24,224
Sales, marketing and customer support	38,401	23,235
General and administrative	26,899	14,631
Depreciation and amortization	21,813	18,626

Income from operations	39,104	5,063
Interest expense	5,202	3,058
Other expense, (income)	(1,458)	25

Income before taxes	35,360	1,980
Income tax expense (benefit)	12,053	(1,197)

Net income	$23,307	$3,177

Earnings per share:
Basic	$0.06	$0.01
Diluted	$0.05	$0.01
Weighted average common stock outstanding:
Basic	418,950,906	418,764,371
Diluted	429,129,998	418,764,371

Consolidated Balance Sheet Data:

	As of December 31,		As of September 30,
(In Thousands)	2019	2018	2020
Cash and cash equivalents	$10,920	$29,445
Total assets	466,271	401,483
Total liabilities(1)	148,253	108,559
Total stockholder's equity	318,018	292,924

Other Financial Data:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
	(In Thousands except margin in %)
Adjusted EBITDA(2)	$68,985	$26,562
Adjusted EBITDA Margin(3)	38%	25%
Capital expenditures(4)	5,943	1,640

(1)
Includes outstanding debt and capital lease obligations. As of December 31, 2019, we had $74.1 million outstanding under our Existing Credit Facilities, which we expect to repay with borrowings under the New Revolving Credit Facility. We expect to repay all amounts outstanding under the New Revolving Credit Facility with the proceeds of this offering. See "Description of Certain Indebtedness" and "Use of Proceeds."

(2)
In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe that certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin, are useful in evaluating our business. A metric similar to Adjusted EBITDA is used in certain calculations under our Existing Credit Facilities. We define Adjusted EBITDA as net income before income taxes, interest expense, depreciation and amortization (EBITDA), further adjusted for stock-based compensation, other (income) expense, M&A costs, IPO readiness expenses and other costs. The following table presents a reconciliation of these non-GAAP financial measures to the most directly comparable financial measure prepared in accordance with GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
	(In Thousands)
Net Income	$23,307	$3,177
Depreciation and amortization	21,813	18,626
Stock-based compensation(a)	1,680	1,442
Interest expense	5,202	3,058
Income tax expense (benefit)	12,053	(1,197)
M&A costs(b)	3,413	545
IPO readiness costs(c)	2,764	—
Other costs(d)	211	886
Other (income) expense(e)	(1,458)	25

Adjusted EBITDA	$68,985	$26,562
Adjusted EBITDA Margin	38%	25%

(a)
Total stock-based compensation expense for the years ended December 31, 2019 and 2018 was recorded in the Consolidated Statements of Operations and Comprehensive Income as follows:

	Year Ended December 31,		Nine Months Ended September 30,
(In Thousands)	2019	2018	2020	2019
Cost of revenue	$8	$6
Product development	305	219
Sales, marketing and customer support	450	287
General and administrative	917	930

Total	$1,680	$1,442

(b)
M&A costs for the years ended December 31, 2019 and 2018 consist of third party costs and deferred compensation costs related to acquisitions.

(c)
IPO readiness costs for the years ended December 31, 2019 and 2018 consist of third-party costs incurred in preparation of this offering.

(d)
Other costs for the years ended December 31, 2019 and 2018 consist of reimbursements paid to Providence and transaction costs related to the Providence Acquisition.

(e)
Other (income) expense consists of interest income, change in fair value associated with contingent considerations, and the impact of foreign currency transaction gains and losses associated with monetary assets and liabilities.

  We use Adjusted EBITDA and Adjusted EBITDA Margin as measures of operational efficiency to understand and evaluate our core business operations. We believe that these non-GAAP financial measures are useful to investors for period to period comparisons of our core business and for understanding and evaluating trends in our operating results on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

  These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for an analysis of our results as reported under GAAP. Some of the limitations of these measures are:

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  they do not reflect changes in, or cash requirements for, our working capital needs;

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  Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures or contractual commitments;

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  they do not reflect income tax expense or the cash requirements to pay income taxes;

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  they do not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt; and

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  although depreciation and amortization are non-cash charges related mainly to intangible assets, certain assets being depreciated and amortized will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

  In addition, other companies in our industry may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as a comparative measure. You should compensate for these limitations by relying primarily on our GAAP results and using the non-GAAP financial measures only supplementally.

(3)
We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue.

(4)
Capital expenditures, including purchased equipment under capital lease obligations and capitalized software development costs, consist of the following:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
	(In Thousands)
Computers and peripheral equipment	$2,138	$1,549
Office furniture and equipment	30	86
Leasehold improvements	631	5
Capitalized software development costs	3,144	—

Total	$5,943	$1,640

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information contained in this prospectus, including our audited and unaudited consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us could materially and adversely affect our business, financial condition, results of operations or cash flows. In any such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to Our Business

If we fail to respond to technological developments or evolving industry standards, our solutions may become obsolete or less competitive.

        Our future success will depend in part on our ability to develop new solutions and modify or enhance our existing platform in order to meet customer needs, add functionality and address technological advancements. To remain competitive, we will need to continuously upgrade our existing platform and develop new solutions that address evolving technologies and standards across all formats of digital advertising, including mobile, social, video, in-app, display and connected TV, as well as across purchasing channels, such as programmatic, direct ad exchanges and trading networks. We may be unsuccessful in upgrading our existing platform or identifying new solutions in a timely or cost-effective manner, or we may be limited in our ability to develop or market new or upgraded solutions due to patents held by others. In addition, any new product innovations may not achieve the market penetration or price levels necessary for profitability. Further, if our existing and future product offerings fail to maintain or achieve Media Rating Council ("MRC") or other industry accreditation standards, customer acceptance of our products may decrease. If we are unable to develop timely enhancements to, and new features for, our existing platform or if we are unable to develop new solutions that align with advertiser demands as priorities shift or keep pace with rapid technological developments or changing industry standards, the solutions we deliver may become obsolete, less marketable and less competitive, and our business, financial condition and results of operations may be adversely affected.

The market in which we participate is highly competitive.

        The market for measurement, data analytics and authentication of digital advertising is competitive and evolving rapidly. As this market evolves, competition may intensify as existing companies expand their businesses and new companies enter the market, which could lead to commoditization and harm our ability to increase revenue and maintain profitability. Our success depends on our ability to retain and grow our existing customers and sell our platform and solutions to new customers. If existing or new companies develop, market or offer competitive products, acquire one of our competitors or form a strategic alliance with one of our competitors or integration partners, our ability to attract new customers or retain existing customers could be adversely impacted and our results of operations could be harmed. Our current and potential competitors may have more financial, technical, marketing and other resources, as well as longer operating histories and greater name recognition than we do. As a result, these competitors may be better able to respond quickly to new technologies or devote greater resources to the development, promotion, sale and support of their products and services. We cannot assure you that our customers will continue to use our platform or that we will be able to replace, in a timely manner or at all, departing customers with new customers that generate comparable revenue.

        We believe that our ability to compete successfully in our market depends on a number of factors, both within and outside of our control, including: (i) the price, quality and effectiveness of our solutions and those of our competitors; (ii) our ability to retain and add new integration partners; (iii) the timing and success of new product introductions; (iv) our position as an independent third-party within the digital advertising ecosystem; (v) the emergence of new technologies; (vi) the number and nature of our competitors; (vii) the protection of our intellectual property rights; and (viii) general market and economic conditions. The competitive environment could result in price reductions that could result in lower profits and loss of market share. If we are unable to compete successfully against our current and future competitors, we may not be able to retain and acquire customers and our business, financial condition and results of operations could be adversely affected.

System failures, security breaches, cyberattacks or natural disasters could interrupt the operation of our platform and data centers and significantly harm our business, financial condition and results of operations.

        Our success depends on the efficient and uninterrupted operation of our platform. A failure of our computer systems, or those of our demand-side integration partners, could impede access to our platform, interfere with our data analytics, prevent the timely delivery of our solutions or damage our reputation. In the future, we may need to expand our systems at a significant cost and at a more rapid pace than we have to date. We may be unable to provide our solutions on a timely basis or experience performance issues with our platform if we fail to adequately expand or maintain our system capabilities to meet future requirements. Any disruption in our ability to operate our platform will prevent us from providing the solutions requested by our customers and partners, which may damage our reputation and result in the loss of customers or integration partners and the imposition of penalties or other legal or regulatory action, and our business, financial condition and results of operations could be adversely affected.

        In delivering our solutions, we are dependent on the operation of our data centers, which are vulnerable to damage or interruption from earthquakes, terrorist attacks, war, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our system and similar events. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of any issues or failures at our data centers could result in interruptions in the delivery of our solutions to our customers. For example, in March 2020, one of the third-party data centers we use experienced a fire that caused a temporary outage of certain services to some of our customers.

        In addition, our ability to operate our platform and deliver our solutions may be interrupted by computer viruses, cyberattacks and security breaches. For example, unauthorized parties have in the past and may attempt in the future to gain access to our information systems. Outside parties have in the past and may also attempt in the future to fraudulently induce our employees or users of our platform to disclose sensitive information via illegal electronic spamming, phishing or other tactics. Any breach of our security measures or the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers or integration partners, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or our integration partners to risks of loss or misuse of this information. Any such breach, loss, disclosure or dissemination may also result in potential liability or fines, governmental inquiry or oversight, litigation or a loss of customer confidence, any of which could harm our business and damage our reputation, possibly impeding our ability to retain and attract new customers, and cause a material adverse effect on our operations and financial condition.

        Certain of our third-party service providers and other vendors have access to portions of our IT system. Performance failures or acts of negligence by these service providers may cause material disruptions to our IT systems.

Our solutions rely on integrations with demand- and supply-side advertising platforms, ad servers and social platforms.

        Our solutions necessitate that demand- and supply-side advertising platforms, ad servers and social platforms accept and integrate with our technology. We have formed partnerships with these platforms to integrate our technology with their software, allowing our customers to utilize our solutions wherever they purchase or place an ad. Some of these integration partners have significant market share in the segment in which they operate. We can make no assurances that our existing integration partners will continue to, or that potential new integration partners will agree to, integrate our solutions. We also cannot assure you that our customers will continue to use our solutions available on these digital media platforms or that our integration partners will not develop products that compete with us in the future. If our customers stopped using our solutions on these digital media platforms or if our integration partners decide to cease integrating our solutions, our business, financial condition and results of operations could be adversely affected.

        In addition, we rely on our demand-side integration partners to report to us on the usage of our solutions on their platforms, as well as revenue generated on their platforms. Any financial or other difficulties our integration partners face may negatively impact our business, as a significant portion of our revenue depends on customers using our solutions on these digital media platforms, and we are unable to predict the nature and extent of any such impact. We exercise very little control over our integration partners, which increases our vulnerability to problems with the services they provide and our reliance upon them for accurate data and revenue reporting. Any errors, failures, interruptions or delays experienced in connection with our integration partners could adversely affect our business, reputation and financial condition.

Economic downturns and unstable market conditions, including as a result of the COVID-19 pandemic, could adversely affect our business, financial condition and results of operations.

        Our business depends on the demand for digital advertising measurement and authentication and on the overall economic health of our customers and integration partners. There is no assurance the digital advertising market will experience the growth we anticipate. The health of the digital advertising market and the related measurement and authentication sector is affected by many factors. Economic downturns or unstable market conditions in the markets and geographies that we currently serve may cause our customers to decrease their advertising budgets or slow the growth of their digital ad spend, which could adversely affect our business, financial condition and results of operations. As we explore new countries to expand our business, economic downturns or unstable market conditions for geo-political or other reasons in any of those countries could result in our investments not yielding the returns we anticipate.

        The COVID-19 pandemic has resulted in market disruptions and a global economic slowdown, which has materially impacted demand for a broad variety of goods and services, and is also disrupting sales channels and marketing activities. The conditions caused by the COVID-19 pandemic may affect how our customers conduct their businesses and adversely affect our customers' willingness to utilize our solutions and delay prospective customers' purchasing decisions. Our customers may decrease their overall advertising budgets as a response to the economic uncertainty, a decline in their business activity, and other COVID-related impacts on their business or industry. As a result of the COVID-19 pandemic, the Company has temporarily closed its offices globally, including its corporate headquarters in New York, and is operating with nearly all staff working remotely. Remote working arrangements may expose us to increased security risk and privacy concerns and there may be heightened sensitivity from government regulators with respect to privacy compliance in the current environment. The long-term impacts, if any, of the global COVID-19 pandemic on our business are currently unknown and our business, financial condition and results of operations may be materially impacted.

        For further discussion of the impact of the COVID-19 pandemic on our business and financial results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—COVID-19." To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We are subject to payment-related risks, and if our ability to accurately and timely collect payments is impaired, our business, financial condition and results of operations may be adversely affected.

        We have a large and diverse customer and integration partner base. At any given time, one or more of our customers or partners may experience financial difficulty, file for bankruptcy protection or cease operations. Unfavorable economic and financial conditions could result in an increase in customer or partner financial difficulties which could adversely affect us. The direct impact on us could include reduced revenues and write-offs of accounts receivable and expenditures billable to customers, and if these effects were severe enough, the indirect impact could include impairments of intangible assets and reduced liquidity. Furthermore, the payment risks we face are heighted since (i) our programmatic partners collect payments from all of our customers utilizing their platform and remit to us on their behalf and (ii) media agencies pay us on behalf of multiple customers who utilize them. Although no customer accounts for more than 4% of our revenue, two programmatic partner platforms collected over 10% each of our total revenue in 2019.

        In addition, each of our customers and integration partners may have different payment methods and cycles. The timing of receipt of payment from our customers and integration partners may impact our cash flows and working capital.

Defects, errors or inaccuracies associated with our solutions could negatively impact our business, financial condition and results of operations.

        The technology underlying our platform may contain material defects or errors. If the data analytics we deliver to our customers are inaccurate or perceived to be inaccurate, due to defects or errors in our technology, our business may be harmed. Any inaccuracy or perceived inaccuracy in the solutions we provide could lead to consequences that could adversely impact our business, financial condition and results of operations, including:

  •
  loss of customers;

  •
  the incurrence of substantial costs to correct any material defect or error;

  •
  potential litigation;

  •
  interruptions in the availability of our platform;

  •
  diversion of development resources;

  •
  loss of MRC or other industry accreditation;

  •
  lost sales or delayed market acceptance of our solutions; and

  •
  damage to our brand.

We often have long sales cycles, which can result in significant time between initial contact with a prospect and execution of a contractual agreement, making it difficult to project when, if at all, we will generate revenue from new customers.

        Our sales cycle, from initial contact to contract execution and implementation, is often long and time consuming. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our software platform. Some of our customers undertake an evaluation process that involves reviewing the offerings of our competitors in addition to our platform. As a result, it is difficult to predict when a prospective customer will decide to execute an agreement and begin generating revenue for us. Even if our sales efforts result in obtaining a new customer, under our usage-based pricing model for most of our solutions, the customer controls when and to what extent it uses our platform. As a result, we may not be able to add customers or generate revenue as quickly as we may expect, which could adversely affect, or limit, the predictability of, our growth.

We depend on our senior management team and other key personnel to manage our business effectively, and if we are unable to retain such key personnel or hire additional qualified personnel, our ability to compete could be harmed.

        Our company is led by a strong management team that has extensive experience leading technology and digital marketing companies. Our success and future growth depend to a significant degree on the leadership, knowledge, skills and continued services of our senior management team and other key personnel. The loss of any of these persons could adversely affect our business.

        Our future success also depends on our ability to retain, attract and motivate highly skilled technical, managerial, marketing and customer service personnel. We have doubled the size of our work force since 2017 to more than 575 employees and expect to continue to grow in the near term. We may incur significant costs to attract and retain qualified employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards. New employees often require significant training and we may lose new or existing employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Competition for personnel is intense, particularly in the technology and software industries. A substantial majority of our employees work for us on an at-will basis, and we may experience a loss of productivity due to the departure of key personnel and the associated loss of institutional knowledge. Our inability to retain and attract the necessary personnel could adversely affect our business, financial condition and results of operations.

        In addition, our international expansion has led to an increasing number of employees based in countries outside of North America. With over 235 employees based outside North America as of September 15, 2020, we are exposed to a number of additional country-specific risks. See "We are exposed to the risks of operating internationally."

Data privacy legislation and regulation on digital advertising and privacy and data protection may adversely affect our business.

        There are a growing number of data privacy and protection laws and regulations in the digital advertising industry that apply to our business. We have dedicated, and expect to continue to dedicate, significant resources in our efforts to comply with such laws and regulations. For example, we have implemented policies and procedures to comply with applicable data privacy laws and regulations and rely on contractual representations made to us by customers and partners that the information they provide to us and their use of our solutions do not violate these laws and regulations or their own privacy policies. However, the application, interpretation and enforcement of these laws and regulations are often uncertain and continue to evolve, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently between states within a country or between countries, and our current policies and practices may be found not to comply. Additionally, if our customers and partners' representations are false or inaccurate, or if our customers and partners do not otherwise comply with applicable privacy laws, we could face adverse publicity and possible legal or regulatory action. Conversely, our partners and communications services providers have adopted their own policies based on their own perceptions of legal requirements or other policy determinations, and these policies have in the past temporarily prevented us, and may again in the future prevent us, from operating on their platforms and possibly result in loss of business or litigation. Any perception of our practices, platform or solutions delivery as a violation of privacy rights may subject us to public criticism, loss of customers or partners, class action lawsuits, reputational harm, or investigations or claims by regulators, industry groups or other third parties, all of which could significantly disrupt our business and expose us to liability in ways that negatively affect our business, results of operations and financial condition.

        In addition, U.S. and foreign governments have enacted or are considering enacting new legislation related to privacy, data protection, data security and digital advertising and we expect to see an increase in, or changes to, legislation and regulation that affects our industry. For example, the European Union's ("EU") General Data Protection Regulation ("GDPR"), which became effective on May 25, 2018, and has resulted and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU and European Economic Area ("EEA"). Under GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenues of the infringing party, whichever is greater, can be imposed for violations. The GDPR imposes several stringent requirements for controllers and processors of personal data and could make it more difficult and/or more costly for us to use and share personal data. In addition, the California Consumer Privacy Act ("CCPA"), which went into effect on January 1, 2020, limits how we may collect and use personal data. The effects of the CCPA potentially are far-reaching and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Further, the Children's Online Privacy Protection Act ("COPPA") applies to websites and other online services that are directed to children under thirteen (13) years of age and imposes certain restrictions on the collection, use and disclosure of personal information from these websites and online services. These and other data privacy laws and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction. Noncompliance with these laws could result in penalties or significant legal liability. Although we take reasonable efforts to comply with all applicable laws and regulations, there can be no assurance that we will not be subject to regulatory action, including fines, in the event of an incident. We or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers' business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers' business, results of operations or financial condition. These federal, state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are increasingly restricting the collection, processing and use of personal data.

        These laws are constantly evolving and can be subject to significant change or interpretive application. We continue to monitor changes in laws and regulations, and the costs of compliance with, and the other burdens imposed by, these and other new laws or regulatory actions may increase our costs. In addition, failure to comply with these and other laws and regulations may result in, among other things, administrative enforcement actions and significant fines, class action lawsuits, significant legal fees, and civil or criminal liability. Any regulatory or civil action that is brought against us, even if unsuccessful, may distract our management's attention, divert our resources, negatively affect our public image or reputation among our customers and partners and within our industry, and, consequently, harm our business, results of operations and financial condition.

Public criticism of digital advertising technology in the U.S. and internationally, including digital advertising on social media platforms, could adversely affect the demand for and use of our solutions.

        Our business depends, in part, on the demand for digital advertising technology. The digital advertising industry has been and may in the future be subject to reputational harm, negative media attention and public complaint relating to, among other things, the alleged lack of transparency and anti-competitive behavior among advertising technology companies. This public criticism could result in increased data privacy and anti-trust regulation in the digital advertising industry in the U.S. and internationally. In addition, our services are delivered in web browsers, mobile apps and other software environments where online advertising is displayed, and changes to software functionality in order to provide more consumer privacy could hurt our ability to effectively deliver our services and make them less effective if our services are restricted from operating. We have also experienced significant growth in social media-related revenues and generate significant revenue from the use of our solutions on social media platforms, which have been and may in the future be the subject of avoidance campaigns or similar events, including ad boycotts on Facebook and Twitter. Any change or decrease in the demand for digital advertising, including on social media platforms as a result of avoidance campaigns or similar events, may negatively affect the demand for and use of our solutions. If our customers significantly reduce or eliminate their digital ad spend in response to the public criticism of the digital advertising industry or its related effects, our business, financial condition and results of operations could be adversely affected.

The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.

        We rely on a combination of intellectual property rights in our business and rely on patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide limited protection. We endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. We cannot make assurances that any additional patents will be issued with respect to any of our pending or future patent applications, that any patents issued to us will provide adequate protection, or that any patents issued to us will not be challenged, invalidated, circumvented, or held to be unenforceable in actions against alleged infringers. Also, we cannot make assurances that any future trademark or service mark registrations will be issued with respect to pending or future applications or that any of our registered trademarks and service marks will be enforceable or provide adequate protection of our proprietary rights. In addition, the laws of some foreign countries where our platform is utilized do not protect our proprietary rights to the same extent as do the laws of the United States. A failure to protect our intellectual property rights in the U.S. or elsewhere could adversely affect our business, financial condition and results of operations.

An assertion from a third party that we are infringing its intellectual property rights, whether such assertion is valid or not, could subject us to costly and time-consuming litigation, expensive licenses or other impacts to our business.

        There is significant intellectual property development activity in the measurement and authentication of digital ads. Third-party intellectual property rights may cover significant aspects of our technologies or business methods or block us from expanding our platform and delivering new solutions, and we cannot be certain that our current operations do not infringe the rights of a third party. We have received and may continue to receive allegations and/or claims from third parties that our technology infringes or violates such third parties' intellectual property rights. The cost of defending against such claims, whether or not the claims have merit, is significant and could divert the attention of management, technical personnel and other employees from our business operations. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Additionally, we may be obligated to indemnify our customers or partners in connection with any such litigation. Intellectual property claims could harm our relationships with our customers and deter future customers from buying our solutions or expose us to litigation. If we are found to infringe intellectual property rights, we could potentially be subject to injunctive or other relief that could affect our ability to provide our solutions. We may also be required to develop alternative non-infringing technology and may be unable to do so, or such development may require significant time and expense and may not be successful. In addition, we could be required to pay royalty payments, either as a one-time fee or ongoing, as well as damages for past use that was deemed to be infringing. If we cannot license or develop technology for any allegedly infringing aspect of our business, this may limit our platform and solutions, and we may be unable to compete effectively. Any of these results could adversely affect our business, financial condition and results of operations.

We have completed several acquisitions in the past and may consummate additional acquisitions in the future, which may be difficult to integrate, disrupt our business, expose us to unanticipated liabilities, dilute stockholder value or divert management attention.

        We have completed several strategic acquisitions, including of Ad-Juster, Inc. in October 2019, Zentrick NV in February 2019 and Leiki, Ltd. in December 2018. As part of our growth strategy, we may consummate additional acquisitions in the future to enhance our technology platform, expand our product offerings, broaden our geographic footprint, or for other strategic reasons. We also may evaluate and enter into discussions regarding an array of potential strategic investments, including acquiring complementary products or technologies. Our recent acquisitions and any future acquisitions or investments may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties integrating the business, technologies, products, personnel or operations of an acquired company, and we may have difficulty retaining the customers or employees of any acquired business due to changes in management and ownership. An acquisition may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing growth and development of our business. Moreover, we cannot assure you that the anticipated benefits of an acquisition or investment would be realized in a timely manner, if at all, or that we would not be exposed to unknown costs and liabilities. Acquisitions involve numerous risks, any of which could harm our business and financial performance, including:

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  the difficulty of assimilating the operations and personnel of the acquired companies;

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  the potential disruption of our business;

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  the inability of our management to maximize our financial and strategic position by the successful incorporation of acquired technology into our platform;

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  unanticipated liabilities associated with an acquisition, including (i) technology, intellectual property and infringement issues, (ii) employment, retirement or severance related claims, (iii) claims by or amounts owed to customers or suppliers, (iv) adverse tax consequences and (v) other legal disputes;

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  difficulty maintaining uniform standards, controls, procedures and policies, with respect to accounting matters and otherwise;

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  the potential loss of key personnel of acquired companies;

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  the impairment of relationships with employees and customers as a result of changes in management and operational structure;

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  increased indebtedness to finance the acquisition;

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  entrance into new geographic markets that subjects us to different laws and regulations that may have an adverse impact on our business; and

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  the diversion of management time and focus from operating our business to addressing acquisition integration challenges.

        Failure to appropriately mitigate these risks or other issues related to such acquisitions and strategic investments could result in reducing or completely eliminating any anticipated benefits of transactions, and harm our business generally. Future acquisitions could also result in the incurrence or assumption of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could harm our business, financial condition and results of operations. We cannot assure you that we will continue to acquire businesses at attractive valuations or that we will complete future acquisitions at all.

We are exposed to the risks of operating internationally.

        Our international operations are important to our current and future strategy, growth and prospects. We currently have operations in numerous foreign countries, including the United Kingdom, Israel, Singapore, Australia, Brazil, Mexico, France, Germany, Finland, Belgium and Japan, and expect to continue to expand our operations internationally. Our international operations are subject to varying degrees of regulation in each of the jurisdictions in which our services are provided. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions, and can change significantly over time. Some of the risks inherent in conducting business internationally include:

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  the complexities and expense of complying with a wide variety of foreign and domestic laws and regulations applicable to international operations, including privacy and data protection laws and regulations, the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-bribery laws;

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  difficulties in staffing and managing international operations, including complex and costly hiring and termination requirements;

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  reduced or varied protection for intellectual property rights in some countries;

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  challenges caused by distance, language and cultural differences;

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  political, social and economic instability abroad, terrorist attacks and security concerns;

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  trade disruptions or political tensions between the U.S. and foreign countries;

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  fluctuations in currency exchange rates;

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  potentially adverse tax consequences and the complexities of foreign value-added taxes and the repatriation of earnings;

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  increased accounting and reporting burdens and complexities; and

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  difficulties and expenses associated with tailoring our platform and solutions to local markets as may be required by local customers, regulations and local industry organizations.

        Furthermore, our operations in the UK could be impacted by the UK's formal exit from the EU, subject to a transition period that is expected to last until December 31, 2020 ("Brexit"). Although certain separation issues have been resolved, there is still significant uncertainty with respect to the terms of the future relationship between the EU and the UK and when any relationship will be agreed and implemented. Given the status of Brexit at this time, we are unable to predict the impact that it may have on our operations in both the UK and the EU. Among other things, we could experience lower growth in the region, increased foreign currency risk, greater restrictions on business with UK customers and increased regulatory complexity.

        Additionally, our ability to manage our business and conduct our operations internationally requires considerable management attention and financial resources. We cannot be certain that the investments and additional resources required for establishing and maintaining operations in other countries will hold their value or produce desired levels of revenues or profitability. Any one or more of these factors could negatively impact our international operations and thus adversely affect our business, financial condition and results of operations.

Our use of "open source" software could subject our technology to general release or require us to re-engineer our platform, or subject us to litigation, which could harm our business, financial condition and results of operations.

        Some of our technology incorporates so-called "open source" software, and we may incorporate additional open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses, which typically do not provide for any representations, warranties or indemnity coverage by the licensor. Some of these licenses provide that combinations of open source software with a licensee's proprietary software are subject to the open source license and require that the combination be made available to third parties in source code form or at no cost. Some open source licenses may also require the licensee to grant licenses under certain of its intellectual property to third parties. Additionally, there is little case law interpreting such licenses and there is a risk that open source licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our platform. If a third party that distributes open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contain the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. In addition, we may be forced to re-engineer our platform or discontinue use of certain open source software, and related solutions provided by our platform that use such open source software. Any of these events could adversely affect our business, financial condition and results of operations.

Seasonal fluctuations in advertising activity could have a negative impact on our revenue, cash flow and operating results.

        Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our customers' spending on advertising campaigns. For example, advertisers typically allocate the largest portion of their media budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. As a result, the fourth quarter of the year typically reflects our highest level of measurement activity while the first quarter reflects the lowest level of such activity. Our historical revenue growth has masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a more significant impact on our revenue, cash flow and operating results from period to period.

We have a limited operating history, which makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

        Our business was founded in 2008 and, as a result, we have a limited operating history upon which our business and prospects may be evaluated. Although we have experienced substantial revenue growth in our limited operating history, we may not be able to sustain this rate of growth or maintain our current revenue levels. We have encountered and will continue to encounter risks and challenges frequently experienced by rapidly growing companies in developing industries, including risks related to our ability to:

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  build a reputation for providing superior customer service and for creating trust and long-term relationships with our customers;

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  distinguish ourselves from competitors;

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  scale our business efficiently;

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  maintain and expand our relationships with customers and partners;

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  respond to evolving industry standards and government regulation that impact our business, particularly in the areas of data privacy;

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  respond to technological advances;

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  prevent or mitigate security failures or breaches;

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  expand our business internationally; and

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  hire and retain qualified employees.

        We cannot assure you that we will be successful in addressing these and other challenges we may face in the future. If we are unable to do so, our business may suffer, our revenue and operating results may decline and we may not be able to achieve further growth or sustain profitability.

We are subject to taxation in multiple jurisdictions. Any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material and adverse effect on our business, financial condition or results of operations.

        We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate entity structure. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material and adverse effect on our business, financial condition or results of operations. In addition, the tax authorities in any applicable jurisdiction, including the U.S., may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions.

Our revenues and results of operations may fluctuate in the future. As a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.

        Our results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our revenues or results of operations do not meet the expectations of securities analysts or investors, the price of our common stock could decline. Factors that may cause fluctuations in our revenues or results of operations include:

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  our ability to retain and grow relationships with existing customers and attract new customers;

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  the loss of demand-side platforms as integration partners;

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  the timing and success of new product introductions, including the introduction of new technologies or offerings, by us, our competitors or others in the advertising marketplace;

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  changes in the pricing of our solutions or those of our competitors;

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  our failure to accurately estimate or control costs, including those incurred as a result of investments, other business or product development initiatives and the integration of acquired businesses;

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  changes and uncertainty in the regulatory environment;

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  the amount and timing of capital expenditures and operating costs related to the maintenance and expansion of our operations and infrastructure;

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  service outages, other technical difficulties or security breaches;

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  limitations relating to the capacity of our networks, systems and processes;

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  maintaining appropriate staffing levels and capabilities relative to projected growth, or retaining key personnel;

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  the risks associated with operating internationally; and

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  general economic, political, regulatory, industry and market conditions and those conditions specific to internet usage and digital media.

        Based upon the factors above and others both within and beyond our control, we have a limited ability to forecast our future revenue, costs and expenses, and as a result, our operating results may, from time to time, fall below our estimates or the expectations of analysts and investors. We believe that our revenues and results of operations on a year-over-year and sequential quarter-over-quarter basis may vary significantly in the future. Investors are cautioned not to rely on the results of prior periods as an indication of future performance.

Our estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

        Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate. For example, the digital advertising industry may not grow at the rate that we currently expect, the migration of advertising from linear television to CTV may not occur on the scale we currently anticipate, or the growth of subscription media platforms as opposed to platforms supported by advertising may all impact the estimates and growth forecasts we have included in this prospectus. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

Our financial condition and results of operations could suffer and be adversely affected if we incur an impairment of goodwill or other intangible and long-lived assets.

        As of December 31, 2019, we had $227.3 million of goodwill and $153.1 million of long-lived assets, including property and equipment and intangible assets. We are required to test intangible assets and goodwill annually and on an interim basis if an event occurs or there is a change in circumstance that would more likely than not reduce the fair value below its carrying values or indicate that the carrying value of such intangibles is not recoverable. When the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. If the carrying amount of an intangible asset is not recoverable, a charge to operations is recognized. Either event would result in incremental expenses for that period, which would reduce any earnings or increase any loss for the period in which the impairment was determined to have occurred.

        Our impairment analysis is sensitive to changes in key assumptions used in our analysis, such as expected future cash flows. Additionally, changes in our strategy or significant technical developments could significantly impact the recoverability of our intangible assets. If the assumptions used in our analysis are not realized, it is possible that an impairment charge may need to be recorded in the future. We did not identify an impairment of goodwill or long-lived assets for the year ended December 31, 2019. We cannot predict the amount and timing of any future impairment of goodwill or other intangible assets.

Restrictions in the New Revolving Credit Facility could adversely affect our business, financial condition and results of operations.

        Prior to the consummation of this offering, we expect to enter into a new revolving credit facility in an aggregate principal amount of $            (the "New Revolving Credit Facility"). The operating and

financial restrictions and covenants in the New Revolving Credit Facility, and any future financing agreements, could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, we expect the New Revolving Credit Facility will contain limitations on our ability to, among other things:

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  pay dividends;

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  grant liens;

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  incur or guarantee additional debt;

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  enter into transactions with affiliates; and

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  materially alter the character of our business.

        We expect the New Revolving Credit Facility will also contain covenants requiring us to maintain certain financial ratios in order to borrow available amounts under the New Revolving Credit Facility. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet any such ratios and tests.

        We expect that our obligations under the New Revolving Credit Facility will be secured by substantially all of our assets. A failure to comply with the provisions of the New Revolving Credit Facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal amount of that debt, together with accrued and unpaid interest, to be immediately due and payable. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. If the payment of our debt is accelerated and we do not have sufficient cash available to repay such indebtedness, the lenders could foreclose on their security interests and liquidate some or all of our assets to repay the outstanding principal and interest, and our stockholders could experience a partial or total loss of their investment. For more information about the New Revolving Credit Facility, see "Description of Certain Indebtedness."

In the future, we may need to obtain additional financing that may not be available or may reduce our profitability or result in dilution to our stockholders.

        We may require additional capital in the future to develop and execute our long-term growth strategy. We believe the net proceeds from this offering and borrowings under the New Revolving Credit Facility, together with cash flows from operations, should be sufficient to fund our capital requirements for at least the next twelve months. However, we may need to raise additional funds in the future in order to, among other things:

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  finance working capital requirements, capital investments or refinance existing or future indebtedness;

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  acquire complementary businesses, technologies or products;

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  develop or enhance our technological infrastructure and our existing platform and solutions;

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  fund strategic relationships; and

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  respond to competitive pressures.

        If we incur additional indebtedness, our profitability may be reduced. Any future indebtedness could be at higher interest rates and may require us to comply with restrictive covenants, which could place limitations on our business operations. Further, we may not be able to maintain sufficient cash flows from our operating activities to service our existing and any future indebtedness. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. If we issue additional equity securities, our stockholders may experience significant dilution and the price of our common stock may decline. Alternatively, if adequate funds are not available or are not available on acceptable terms, our ability to fund our strategic initiatives, take advantage of unanticipated opportunities, develop or enhance our technology or services or otherwise respond to competitive pressures could be significantly limited.

Risks Related to Our Common Stock and This Offering

Our common stock has no prior public market and the market price of our common stock may be volatile and could decline after this offering.

        Prior to this offering, there has been no public market for shares of our common stock. Although our common stock will be approved for listing on            , an active trading market for our shares may not develop or be sustained following this offering. We and the selling stockholders negotiated the initial public offering price per share with the representatives of the underwriters and, therefore, that price may not be indicative of the market price of our common stock following this offering. In the absence of an active public trading market, you may not be able to sell your shares at or above the initial public offering price, at the time you would like to sell, or at all. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to make strategic investments by using our shares as consideration. In addition, the market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

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  actual or anticipated fluctuations in our quarterly operating results;

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  changes in securities analysts' estimates of our financial performance or lack of research coverage and reports by industry analysts;

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  actions by institutional stockholders or other large stockholders (including Providence), including future sales of our common stock;

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  failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

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  industry, regulatory or general market conditions;

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  domestic and international economic factors unrelated to our performance;

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  changes in our customers' or partners' preferences;

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  changes in law or regulation;

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  lawsuits, enforcement actions and other claims by third parties or governmental authorities;

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  adverse publicity related to us or another industry participant;

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  announcements by us of significant impairment charges;

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  speculation in the press or investment community;

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  investor perception of us and our industry;

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  changes in market valuations or earnings of similar companies;

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  announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

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  war, terrorist acts and epidemic disease;

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  any future offerings of our common stock or other securities;

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  additions or departures of key personnel; and

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  misconduct or other improper actions of our employees.

        In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. Stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

DoubleVerify is a holding company with no operations of its own, and it depends on its subsidiaries for cash to fund all of its operations and expenses, including to make future dividend payments, if any.

        Our operations are conducted entirely through our subsidiaries, and our ability to generate cash to fund our operations and expenses, to pay dividends or to meet debt service obligations is highly dependent on the earnings and the receipt of funds from our subsidiaries through dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of DoubleVerify and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our existing or future financing arrangements, or are otherwise unable to provide funds to the extent of our needs, there could be a material adverse effect on our business, financial condition or results of operations.

Future sales of shares by us or our existing stockholders could cause our stock price to decline.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        Based on shares outstanding as of September 30, 2020, upon the completion of this offering, we will have            outstanding shares of common stock. All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act") except for any shares held by "affiliates," as that term is defined in Rule 144 under the Securities Act ("Rule 144"). Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options and restricted stock units granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. As of September 30, 2020, there were stock options outstanding to purchase a total of            shares of our common stock and            outstanding restricted stock units (each restricted stock unit representing the right to receive one share of common stock upon vesting).

        The remaining            shares of common stock outstanding as of September 30, 2020 are restricted securities within the meaning of Rule 144, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under Rule 701 under the Securities Act ("Rule 701"), subject to the lock-up agreements to be entered into by us, our executive officers and directors and substantially all of our stockholders, including the selling stockholders.

        In connection with this offering, we, our executive officers and directors and substantially all of our stockholders, including the selling stockholders, will sign lock-up agreements under which, subject to certain exceptions, we and they have agreed not to sell, transfer or dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus except with the prior written consent of            . See "Underwriting." Following the expiration of this 180-day lock-up period,            shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under Rule 701. See "Shares Available for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. Furthermore, Providence has the right to require us to file a registration statement to register the resale of shares of common stock it holds.

        In the future, we may issue additional shares of common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our common stock in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may not obtain or sustain, research coverage for our common stock. If there is no research coverage of our common stock, the trading price for our common stock may be negatively impacted. In the event we obtain research coverage for our common stock, if one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

If you invest in our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        If you invest in our common stock in this offering, your ownership interest in us will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Assuming an initial public offering price of $            per share, purchasers of common stock in this offering will experience immediate and substantial dilution in net tangible book value of $            per share. See "Dilution" for a more detailed description of the dilution to new investors in the offering.

        You may also be diluted by the future issuance of additional shares of common stock in connection with our equity compensation plans, acquisitions or otherwise.

Providence has significant influence over us and may not always exercise its influence in a way that benefits our public stockholders.

        Following the completion of this offering, Providence will own approximately      % of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares from the selling stockholders. As a result, Providence will continue to exercise significant influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock.

        Because Providence's interests may differ from your interests, actions Providence takes as our controlling stockholder may not be favorable to you. For example, the concentration of ownership held by Providence could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that another stockholder may otherwise view favorably. Other potential conflicts could arise, for example, over matters such as employee retention or recruiting, or our dividend policy.

        Furthermore, as long as Providence continues to beneficially own a majority of our outstanding common stock, Providence generally will be able to determine the outcome of corporate actions requiring stockholder approval, including the election of the members of our board of directors and the approval of significant corporate transactions, such as mergers and the sale of substantially all of our assets. Even after Providence reduces its beneficial ownership below 50% of our outstanding common stock, it will likely still be able to assert significant influence over our board of directors and certain corporate actions. Following the completion of this offering, Providence will continue to have the right to designate for nomination for election one or more of our directors so long as it beneficially owns at least 5% of our common stock. See "Certain Relationships and Related Party Transactions—Relationship with Providence Following this Offering—Stockholders Agreements."

Under our amended and restated certificate of incorporation, Providence and its affiliates and, in some circumstances, any of our directors and officers who is also a director, officer, employee, member or partner of Providence and its affiliates, will have no obligation to offer us corporate opportunities.

        The policies relating to corporate opportunities and transactions with Providence set forth in our amended and restated certificate of incorporation will address potential conflicts of interest between DoubleVerify, on the one hand, and Providence and its officers, directors, employees, members or partners who are directors or officers of our company, on the other hand. In accordance with those policies, Providence may pursue corporate opportunities, including acquisition opportunities that may be complementary to our business, without offering those opportunities to us. By becoming a stockholder in DoubleVerify, you will be deemed to have notice of and to have consented to these provisions of our amended and restated certificate of incorporation. Although these provisions are designed to resolve conflicts between us and Providence and its affiliates fairly, conflicts may not be resolved in our favor or be resolved at all.

Future offerings of debt or equity securities which would rank senior to our common stock may adversely affect the market price of our common stock.

        If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock or diluting the value of their stock holdings in us.

Fulfilling our obligations incident to being a public company, including compliance with the Exchange Act and the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

        As a public company, we will be subject to the reporting, accounting and corporate governance requirements of            , the Exchange Act, the Sarbanes-Oxley Act and Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection, or the "Dodd-Frank Act," that apply to issuers of listed equity, which impose certain significant compliance requirements, costs and obligations upon us. The changes necessitated by being a publicly listed company require a significant commitment of additional resources and management oversight which increase our operating costs. Further, to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.

        The expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors' fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we are required, among other things, to define and expand the roles and the duties of our board of directors and its committees and institute more comprehensive compliance and investor relations functions. Failure to comply with the requirements of being a public company could potentially subject us to sanctions or investigations by the SEC,            or other regulatory authorities, delisting of our common stock, and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting related to our control environment. If our remediation of the material weaknesses is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, our ability to timely and accurately report our financial condition or results of operations could be impaired, which may adversely affect investor confidence in us and the value of our common stock may be negatively affected.

        We currently are not required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting, beginning with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an "emerging growth company" as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to implement and maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, financial condition and operating results, and cause a decline in the market price of our common stock.

        During the course of preparing for this offering, we identified a number of deficiencies related to the design and operating effectiveness of internal controls constituting material weaknesses in our control environment. Certain of those deficiencies relate to IT general controls over certain financially significant applications, management review controls and segregation of duties, and lack of sufficient resources with an appropriate level of technical accounting knowledge that are relevant to the preparation and review of the Company's consolidated financial statements, which constituted material weaknesses in our system of internal control. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

        We are currently in the process of remediating the above material weaknesses, but there can be no assurance as to when the remediation plan will be fully implemented, or that the plan, as currently designed, will adequately remediate the material weaknesses. We are taking numerous steps to enhance our internal control environment and address the underlying causes of the material weaknesses, primarily through the implementation of IT general controls to manage access and program changes within our IT environment, designing additional preventative and monitoring controls during the financial statement close and reporting process, and hiring additional financial reporting personnel with technical accounting and financial reporting experience; however, our current efforts to design and implement an effective control environment may not be sufficient to remediate the material weaknesses described above or prevent future material weaknesses or other deficiencies from occurring. There is no assurance that we will not identify additional material weaknesses in our internal control over financial reporting in the future.

        If we do not effectively remediate these material weaknesses in our control environment, if we identify future material weaknesses in our internal control over financial reporting, or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC, resulting in reputational harm, distractions to management and our board of directors or disruptions to our business, a loss in confidence by investors in the reliability of our financial statements or restricted access to the capital markets, any of which could negatively impact our stock price. We also could become subject to sanctions or investigations by the        , the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports and our stock price may be adversely affected.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated by-laws could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

        Our amended and restated certificate of incorporation and our amended and restated by-laws will include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our amended and restated certificate of incorporation and amended and restated by-laws collectively will:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;

  •
  provide for a classified board of directors, which divides our board of directors into three classes, with members of each class serving staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

  •
  limit the ability of stockholders to remove directors if Providence ceases to beneficially own at least 40% of the outstanding shares of our common stock;

  •
  provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

  •
  prohibit stockholders from calling special meetings of stockholders if Providence ceases to beneficially own at least 40% of the outstanding shares of our common stock;

  •
  prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders, if Providence ceases to beneficially own at least 40% of the outstanding shares of our common stock;

  •
  establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders; and

  •
  require the approval of holders of at least 66 2/3% of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation if Providence ceases to beneficially own at least 40% of the outstanding shares of our common stock.

        These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. See "Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws."

        Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant amount of common stock that Providence will continue to own following this offering, could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We could be the subject of securities class action litigation due to future stock price volatility, which could divert management's attention and materially and adversely affect our business, financial condition, results of operations or cash flows.

        The stock market in general, and market prices for the securities of companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In certain situations in which the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a similar lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and could materially and adversely affect our business, financial condition, results of operations or cash flows.

We do not intend to pay dividends on our common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment depends on appreciation in the price of our common stock.

        We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to use our future earnings, if any, to fund our growth, including through acquisitions, and for working capital needs and general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock depends upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Payments of dividends, if any, are at the sole discretion of our board of directors after taking into account various factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our operations are conducted almost entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, we will rely on our subsidiaries to make funds available to us for the payment of dividends. Further, the New Revolving Credit Facility limits the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law imposes additional requirements that may restrict our ability to pay dividends to holders of our common stock.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an emerging growth company, as defined in the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of specified reduced reporting and other reduced requirements that are otherwise applicable generally to public companies. In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised financial accounting standards until such time as those standards would otherwise apply to private companies. We took advantage of many of the reduced burdens during the course of the confidential submission and filing process with the SEC and may continue to choose to take advantage of some or all of these reduced burdens and, as such, the information that we provide stockholders may be different than you may receive from other public companies in which you hold equity interests. We do not know if some investors will find our common stock less attractive as a result of our utilization of these exemptions. The result may be a less active trading market for our common stock and increased volatility in the price of our common stock.

We expect to be a "controlled company" within the meaning of            rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        After the completion of this offering, Providence will continue to control a majority of the voting power of our outstanding common stock. Accordingly, we expect to qualify as a "controlled company" within the meaning of            corporate governance standards. Under            rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain            corporate governance standards, including:

  •
  the requirement that a majority of the board of directors consist of independent directors;

  •
  the requirement that our Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees.

        Following this offering, we intend to continue to utilize many of these exemptions. As a result, we will not have a majority of independent directors, our Nominating and Corporate Governance Committee and Compensation Committees will not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Additionally, we are only required to have all independent audit committee members within one year from the date of listing. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of            corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

At such time as Providence no longer controls a majority of the voting power of our outstanding common stock, we will no longer be a "controlled company" within the meaning of            rules. However, we may continue to rely on exemptions from certain corporate governance requirements during a one-year transition period.

        At such time as Providence no longer controls a majority of the voting power of our outstanding common stock, we will no longer be a "controlled company" within the meaning of            corporate governance standards.            rules require that we (i) have a majority of independent directors on our board of directors within one year of the date we no longer qualify as a "controlled company", (ii) have at least one independent director on each of the Compensation and Nominating and Corporate Governance Committees on the date we no longer qualify as a "controlled company," at least a majority of independent directors on each of the Compensation and Nominating and Corporate Governance Committees within 90 days of such date and the Compensation and Nominating and Corporate Governance Committees composed entirely of independent directors within one year of such date, and (iii) perform an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees. During this transition period, we may continue to utilize the available exemptions from certain corporate governance requirements as permitted by            rules. Accordingly, during the transition period you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of            .

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or stockholders.

        Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising out of or under the Delaware General Corporation Law (the "DGCL"), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our amended and restated certificate of incorporation or our amended and restated by-laws) or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants. The exclusive forum provision will not apply to claims arising under the Exchange Act or the Securities Act and will not preclude or contract the scope of exclusive or concurrent federal jurisdiction for any actions brought under the Exchange Act or the Securities Act. Accordingly, the exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum, provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, other employees, agents or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition or results of operations.

Our amended and restated certificate of incorporation will include provisions limiting the personal liability of our directors for breaches of fiduciary duty under the DGCL.

        Our amended and restated certificate of incorporation will contain provisions eliminating a director's personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

  •
  any breach of the director's duty of loyalty;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  •
  under Section 174 of the DGCL (unlawful dividends); or

  •
  any transaction from which the director derives an improper personal benefit.

        The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements and cautionary statements. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "seeks," "aims," "projects," "intends," "plans," "estimates," "anticipates" or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in a number of places throughout this prospectus and include, without limitation, statements regarding our intentions, beliefs, assumptions or current expectations concerning, among other things, our financial position; results of operations; industry outlook; and growth strategies or expectations.

        Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors, including, without limitation, the risks and uncertainties discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus, could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. These factors include, without limitation:

  •
  our ability to respond to technological development and evolving industry standards;

  •
  our ability to compete with our current and future competitors;

  •
  our ability to retain existing customers, obtain new customers and generate revenue from new customers;

  •
  system failures, security breaches, cyberattacks or natural disasters that could interrupt the operation of our platform and data centers;

  •
  our reliance on demand- and supply-side advertising platforms, ad servers and social platforms to accept and integrate with our technology;

  •
  economic downturns and unstable market conditions (including as a result of the COVID-19 pandemic);

  •
  the ability of our integration partners to accurately and timely pay us;

  •
  defects, errors or inaccuracies associated with our platform;

  •
  our long and time consuming sales cycles;

  •
  our ability to retain our senior management team and other key personnel;

  •
  the application, interpretation, and enforcement of digital advertising and data privacy and protection laws and regulations;

  •
  the impact of public criticism of digital advertising technology on our business;

  •
  the assertion of third-party intellectual property rights and our ability to protect and enforce our intellectual property rights;

  •
  our ability to integrate businesses acquired;

  •
  our ability to manage our business and conduct our operations internationally;

  •
  our use of "open source" software;

  •
  seasonal fluctuations in advertising activity;

  •
  our limited operating history;

  •
  adverse developments in the tax laws and regulations;

  •
  impairment of goodwill or other intangible and long-lived assets;

  •
  restrictions in the New Revolving Credit Facility;

  •
  future sales of shares by us or our existing stockholders;

  •
  lack of research or misleading or unfavorable research published about our business by securities or industry analysts;

  •
  Providence's significant influence over us;

  •
  future offerings of debt or equity securities which would rank senior to our common stock;

  •
  our ability to remediate material weaknesses and maintain an effective system of internal controls; and

  •
  our ability to fulfill our obligations incident to being a public company, including compliance with the Exchange Act and the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act.

        You should read this prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of $             million, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders (including pursuant to the underwriters' option to purchase additional shares from the selling stockholders).

        We intend to use the net proceeds from this offering to repay all amounts outstanding under our New Revolving Credit Facility. As of            , we had $          outstanding under the New Revolving Credit Facility. The New Revolving Credit Facility matures in            and accrues interest at LIBOR (as defined in the New Revolving Credit Facility) plus a floating per annum rate. The interest rate on the New Revolving Credit Facility was        % as of            . The borrowings under the New Revolving Credit Facility were incurred to repay all amounts outstanding under the Existing Credit Facilities. See "Description of Certain Indebtedness" for more information about the New Revolving Credit Facility. We will use any remaining proceeds from this offering for general corporate purposes.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease, as applicable, the net proceeds to us from this offering by $            , assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us by $             million, assuming no change in the assumed initial public offering price of $            per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. We expect any increase or decrease in the net proceeds received to increase or decrease, as applicable, the amount available for general corporate purposes.

 DIVIDEND POLICY

        We do not intend to declare or pay dividends on our common stock for the foreseeable future. We currently intend to use our future earnings, if any, to fund our growth, including for working capital needs, acquisitions and general corporate purposes. Any future determination to pay dividends on our common stock will be subject to the discretion of our board of directors and depend upon various factors, including our results of operations, financial condition, liquidity requirements, capital requirements, level of indebtedness, contractual restrictions imposed by the New Revolving Credit Facility and the agreements governing any indebtedness we or our subsidiaries may incur in the future, restrictions imposed by Delaware law, general business conditions and other factors that our board of directors may deem relevant.

        We did not declare or pay any dividends on our common stock in 2018, 2019 or the first nine months of 2020.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis as of            , 2020 on:

  •
  an actual basis; and

  •
  an as adjusted basis to give effect to (i) the sale by us of                        shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of the net proceeds therefrom as described in "Use of Proceeds."

        You should read this table in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness," "Use of Proceeds" and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of , 2020
(dollars in thousands, except share and per share amounts)	Actual	As Adjusted(1)
Cash and cash equivalents	$	$

Long term debt:
New Revolving Credit Facility(2)
Capital lease obligations
Total long-term debt

Stockholders' equity:
Common stock $0.01 par value per share; shares authorized, (i) Actual: issued and outstanding and (ii) As Adjusted: issued and outstanding(3)
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss

Total stockholders' equity

Total capitalization	$	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease, as applicable, our as adjusted cash and cash equivalents, additional paid-in capital, total equity and total capitalization by $             million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, our as adjusted cash and cash equivalents, additional paid-in capital, total equity and total capitalization by $             million, assuming no change in the assumed initial public offering price of $            per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
As of            , 2020, we had available borrowing capacity of $          million under the New Revolving Credit Facility.

(3)
The share information as of            , 2020 shown in the table above excludes:
  •
          shares of common stock issuable upon exercise of options outstanding as of            , 2020 at a weighted average exercise price of $          per share;

  •
          shares of common stock issuable upon vesting of restricted stock units outstanding as of            , 2020; and

  •
          shares of common stock reserved for future issuance following this offering under our equity plans.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest in us will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock exceeds the book value per share attributable to the shares of common stock held by existing stockholders.

        Our net tangible book value as of            , 2020 was $          . Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding as of            , 2020.

        After giving effect to the sale of shares of our common stock sold by us and the selling stockholders in this offering at an assumed initial public offering price of $            per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of            , 2020 would have been $             million, or $            per share. This represents an immediate increase in net tangible book value per share of $            to the existing stockholders and an immediate and substantial dilution in net tangible book value per share of $            to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$
Net tangible book value per share as of , 2020	$
Increase in net tangible book value per share attributable to new investors in this offering	$

Adjusted net tangible book value per share after this offering	$

Dilution of net tangible book value per share to new investors	$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by $             million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $             million, assuming no change in the initial public offering price of $            per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, as of            , 2020, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

(1)
Does not give effect to the sale of                        shares by the selling stockholders in this offering. Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to            shares, or        % of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to            shares, or        % of the total number of shares outstanding following the completion of this offering. In addition, if the underwriters were to fully exercise their option to purchase            additional shares in this offering, the percentage of shares of our common stock held by existing stockholders as of                        , 2020 would be        % and the percentage of shares of our common stock held by new investors would be        %. To the extent that any of the stock options are exercised or restricted stock units vest, there may be further dilution to new investors. See "Executive Compensation" and Note 11 to our audited consolidated financial statements included in this prospectus.

        The foregoing table does not reflect stock options or restricted stock units outstanding under our equity compensation plans or stock options or restricted stock units to be granted after this offering. As of            , 2020, there were stock options outstanding with an average exercise price of $          per share and          restricted stock units outstanding.

        After giving effect to the sale of shares by us and the selling stockholders in this offering (excluding shares sold pursuant to the underwriters' option to purchase additional shares), new investors will hold            shares, or        % of the total number of shares of common stock after this offering and existing stockholders will hold        % of the total shares outstanding. If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will increase to            , or        % of the total number of shares of common stock after this offering, and the percentage of shares held by existing stockholders will decrease to        % of the total shares outstanding.

        In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables set forth selected historical consolidated financial data derived from our consolidated financial statements as of the dates and for each of the periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2019 and 2018 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data for the nine months ended September 30, 2020 and 2019 and as of September 30, 2020 are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period and results from interim periods are not indicative of full year results.

        This "Selected Historical Consolidated Financial Data" is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

Consolidated Statement of Operations Data:

	Year Ended December 31,		Nine Months Ended September 30,
(In Thousands except share and per share data)	2019	2018	2020	2019
Revenue:	$182,663	$104,304
Cost of revenue (exclusive of depreciation and amortization below)	24,848	18,525
Product development	31,598	24,224
Sales, marketing and customer support	38,401	23,235
General and administrative	26,899	14,631
Depreciation and amortization	21,813	18,626

Income from operations	39,104	5,063
Interest expense	5,202	3,058
Other expense, (income)	(1,458)	25

Income before taxes	35,360	1,980
Income tax expense (benefit)	12,053	(1,197)

Net income	$23,307	$3,177

Earnings per share:
Basic	$0.06	$0.01
Diluted	$0.05	$0.01
Weighted average common stock outstanding:
Basic	418,950,906	418,764,371
Diluted	429,129,998	418,764,371

Consolidated Balance Sheet Data:

	As of December 31,		As of September 30,
(In Thousands)	2019	2018	2020
Cash and cash equivalents	$10,920	$29,445
Total assets	466,271	401,483
Total liabilities(1)	148,253	108,559
Total stockholder's equity	318,018	292,924

(1)
Includes outstanding debt and capital lease obligations. As of December 31, 2019, we had $74.1 million outstanding under our Existing Credit Facilities, which we expect to repay with borrowings under the New Revolving Credit Facility. We expect to repay all amounts outstanding under the New Revolving Credit Facility with the proceeds of this offering. See "Description of Certain Indebtedness" and "Use of Proceeds."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

        We are a leading software platform for digital media measurement and analytics. Our mission is to help the world's largest brands improve the effectiveness of their digital advertising. Our platform provides data analytics that enable our customers to improve their advertising performance across the digital advertising ecosystem.

        Our customers include many of the largest global advertisers and digital ad platforms and publishers. We deliver our suite of measurement solutions through a robust and scalable software platform that provides our customers with unified data analytics. We provide a consistent measurement standard across all major forms of digital media, making it easier for advertiser and supply-side customers to benchmark performance across all of their digital ads and to optimize their digital strategies in real time. Our coverage spans over 40 key geographies where our customers are located and covers all major purchasing channels, media formats and devices.

        Our company was founded in 2008 and introduced our first brand safety solution in 2010. We launched our first viewability and fraud solutions in 2013 and 2014, respectively. As the global digital advertising market has evolved, we have continued to expand our measurement capabilities and market coverage through new product innovation, increasing our international footprint and new platform partnerships. We announced our first social media platform partnership in 2017 and launched our CTV certification program in 2020.

        We have experienced rapid growth and have achieved significant profitability in recent years as evidenced by the following:

  •
  We generated revenue of $182.7 million in the year ended December 31, 2019 and $104.3 million in the year ended December 31, 2018, representing an increase of 75%. We generated revenue of $             million in the nine months ended September 30, 2020 and $             million in the nine months ended September 30, 2019, representing an increase of        %.

  •
  Excluding the impact of acquisitions, we grew revenue 71% during the year ended December 31, 2019 relative to the revenue generated in the year ended December 31, 2018, and        % during the nine months ended September 30, 2020 relative to revenue generated in the nine months ended September 30, 2019.

  •
  Our net income was $23.3 million for the year ended December 31, 2019 and $3.2 million for the year ended December 31, 2018. Our net income was $                         million for the nine months ended September 30, 2020 and $             million for the nine months ended September 30, 2019.

  •
  Our Adjusted EBITDA was $69.0 million for the year ended December 31, 2019 and $26.6 million for the year ended December 31, 2018. Our Adjusted EBITDA was

    $             million for the nine months ended September 30, 2020 and $             million for the nine months ended September 30, 2019. Adjusted EBITDA is a non-GAAP financial measure. For information on how we compute Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see "Summary Historical Consolidated Financial Data."

        In 2019, we generated 92% of our revenue from advertisers. We derive revenue from our advertising customers based on the volume of purchased digital ads that our software platform measures. Advertisers utilize the DV Authentic Ad, our definitive measure of digital media quality, to evaluate the brand safety, existence of fraud, viewability and geography for each digital ad. Advertisers pay us a cost per thousand impressions ("CPM") based on the volume of purchased digital ads that we measure on their behalf. We maintain an expansive set of direct integrations across the entire digital advertising ecosystem, including with leading programmatic and social platforms, which enables us to provide our customers full coverage across all key channels, formats and devices. In 2019, 8% of our revenue was generated from our supply-side customers to validate the quality of their ad inventory. We generate revenue from supply-side customers based on monthly or annual contracts with minimum guarantees and tiered pricing when guarantees are met.

        We believe that there are meaningful long-term growth opportunities within the digital advertising market. We plan to continue to invest in the development of new and premium solutions that increase our value proposition to customers and to extend our solutions capabilities to cover new and growing digital channels and devices, including CTV, new mobile apps and other emerging areas of digital ad spend. We plan to continue to invest in sales and marketing to grow our existing customer relationships and acquire new customers. In addition, we maintain an active pipeline of potential M&A targets and intend to continue evaluating add-on opportunities to bolster our current solutions suite and complement our organic growth initiatives.

        Furthermore, we believe that there are significant growth opportunities in markets outside of North America. We plan to continue to invest in sales and marketing to expand in markets across Europe and the Middle East, Asia Pacific, and South America. We expect to continue to make investments across information technology, financial and administrative systems and controls to support our operations as we grow.

Factors Affecting Our Performance

        There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:

        Significant Growth in Digital Ad Spend.    According to Magna Global, global digital ad spend, excluding search, reached over $155 billion in 2019 and grew at an average annual rate of 19% between 2015 and 2019. Our revenues have grown substantially as a result of the growth in digital advertising as well as the continued adoption of digital measurement solutions and analytics. As the digital advertising market has grown, advertisers have increasingly shifted their digital media spend to both programmatic and social media channels in order to directly target advertisements to achieve desired business outcomes. We have been direct beneficiaries of this growth by virtue of our integrations with leading programmatic and social media platforms. In the year ended December 31, 2019, the revenues that we generated by providing our solutions to programmatic and social media advertisers grew 126% and 165%, respectively.

        Growth of Existing Customers.    Our customers include many of the largest digital advertisers in the world and we retained 100% of our top 50 customers during each of the years ended December 31, 2019 and 2018. We expect to continue to grow with our existing customers as they increase their spend on digital advertising and as we introduce new solutions across key channels, formats, devices and geographies. We define our net revenue retention rate as the total current period revenue earned from advertiser customers, which were also customers during the entire most recent twelve-month period, divided by the total prior year period revenue earned from the same advertiser customers, excluding a portion of our revenues that cannot be allocated to specific advertiser customers. We have generated strong historical net revenue retention rates, with 156% for the year ended December 31, 2019 and 130% for the year ended December 31, 2018.

        New Customers.    We expect the increasing demand for third-party digital advertising data analytics to fuel continued adoption of our solutions. We estimate that in 2019 the total addressable market for our core solutions was approximately $8 billion globally and was less than 15% penetrated. Given the size of this currently underserved market, we believe there is a long runway of new customer growth, as advertisers, programmatic platforms, social media channels and digital publishers are collectively placing increased emphasis on the quality and effectiveness of digital ad spend across all channels, formats and devices. We intend to continue targeting new customers who have not yet adopted digital ad measurement solutions, as well as those currently utilizing solutions provided by our competitors.

        New Solutions and Channels.    We have a strong track record of developing new solutions that have high adoption rates with our existing customers. We intend to extend our solutions capabilities to cover new and growing digital channels and devices, including CTV, new mobile apps and other emerging areas of digital ad spend. At the end of 2018, we launched our Authentic Brand Safety solution that allows our customers to target certain contexts for their ads using granular brand safety parameters and significantly reduce wasted ad spend, which drove $19.8 million of new revenue in 2019. In 2020, we developed and launched several new solutions: (i) our CTV Targeting Certification for programmatic platforms, (ii) the DV Publisher Suite that offers yield improvement and measurement capabilities to digital publishers, and (iii) a beta version of our DV Authentic Performance solution that provides exposure and engagement predictive analytics to drive campaign performance, and is slated for general release in the beginning of 2021.

        New Geographies.    Our customer base is predominately U.S.-based today. We intend to grow our presence in international markets in order to meet the needs of our existing customers and accelerate new customer acquisition in key geographies outside of North America. We expanded into ten countries during 2019 and 2018, which has accelerated our revenue growth in those markets. Our expansion to new geographies has helped us to win the international business of our existing customers and enabled us to win the business of some of the world's largest international advertisers.

        Seasonality.    We experience fluctuations in revenue that coincide with seasonal fluctuations in the digital ad spending of our customers. Advertisers typically allocate the largest portion of their media budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. As a result, the fourth quarter of the year typically reflects our highest level of measurement activity while the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole. While our revenue is highly recurring, seasonal fluctuations in ad spend may impact quarter-over-quarter results. We believe that the year-over-year comparison of results more appropriately reflects the overall performance of the business.

        Public Company Costs.    As a result of this initial public offering, we will incur additional legal, accounting and other expenses that we did not previously incur, including costs associated with SEC reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act as well as other rules implemented by the SEC and            . Our financial statements following this offering will reflect the impact of these expenses.

        COVID-19.    Since January 2020, an outbreak of the 2019 novel coronavirus ("COVID-19") has evolved into a worldwide pandemic. We have modified our operations in line with our business continuity plans. As a result of the pandemic, we have temporarily closed our offices globally, including our corporate headquarters in New York, and are operating with substantially all staff working remotely. On a daily basis, management is reviewing operations and there have been to date minimal interruptions in our customer facing operations.

        Throughout the pandemic, we have continued to experience revenue growth over the prior year and the primary impact of the pandemic on our business has been a moderation of our revenue growth in 2020 as compared to 2019. The underlying demand for our products has remained relatively unchanged, with limited disruption on our new customer sales. We have not to date experienced a material increase in customers' cancellations, or requests for more favorable contractual terms, or concessions. We have also not experienced a significant deterioration in the collectability of our receivables or a material negative impact from our vendors and third-party service providers.

        During the nine months ended September 30, 2020, we generated growth of            in total revenue as compared to the comparable period in 2019. Our ability to grow revenue within our existing customer accounts has remained strong, with a net revenue retention of            for the nine months ended September 30, 2020. Our existing customer base has remained largely stable, and we have been able to maintain 100% retention of our top 50 customers through the nine months ended September 30, 2020. Additionally, we generated net cash provided by operating activities of $             million in that same period. We have had ample liquidity and capital resources to continue to meet our operating needs, and our ability to continue to service our debt or other financial obligations is not currently impaired.

        While the impact on our business of the pandemic has been limited to date, our revenues are dependent on advertiser demand. The pandemic has resulted in market disruptions and a global economic slowdown, which has materially impacted demand for a broad variety of goods and services, and is also disrupting sales channels and marketing activities. To the extent that demand for digital advertising declines, our results and our financial condition may be materially impacted. The duration of such disruptions is highly uncertain and cannot be predicted. See "Risk Factors—Risks Relating to Our Business—Economic downturns and unstable market conditions, including as a result of the COVID-19 pandemic, could adversely affect our business, financial condition and results of operations."

        While the factors above may present significant opportunities for us, they also pose significant risks and challenges. See "Risk Factors" for more information on risks and uncertainties that may impact our business and financial results.

Components of Our Results of Operations

        We manage our business operations and report our financial results in a single segment.

Revenue

        Our customers use our solutions to measure their digital advertisements. We generate revenue based on the volume of purchased digital ads that our software platform measures.

        In 2019, we generated over 92% of our revenue from advertiser customers. Advertisers can purchase our services to measure the quality and performance of ads purchased directly from digital properties, including publishers and social media platforms, which we track as Advertiser Direct revenue. Advertisers can also purchase our services through programmatic platforms to evaluate the quality of ad inventories before they are purchased, which we track as Advertiser Programmatic revenue. We generate revenue from advertisers by charging a CPM based on the volume of purchased digital ads that we measure on behalf of our customers. We recognize revenue from advertisers in the period in which we provide our measurement solutions. Advertisers typically leverage the full suite of our proprietary DV Authentic Ad metric to evaluate and measure the brand safety, existence of fraud, viewability and geography for their digital ad investments. We have long-term relationships with many of our customers, with an average relationship of over five years for our top 50 customers, and ongoing contractual agreements with a substantial portion of our customer base.

        In 2019, we generated 8% of our revenue from supply-side customers who use our data analytics to validate the quality of their ad inventory and provide data to their customers to facilitate targeting and purchasing digital ads. We generate revenue from supply-side customers based on monthly or annual contracts with minimum guarantees and tiered pricing when guarantees are met. We recognize revenue ratably over the contract term beginning on the date our product is made available to them, which typically begins on the commencement date of each contract.

        The following table disaggregates revenue between advertiser customers (on both a direct and programmatic basis), where revenue is generated based on number of ads measured, and supply-side customers, where revenue is generated based on contracted minimum guarantees and tiered pricing when guarantees are met.

	Year Ended December 31,
	2019	2018
	(In Thousands)
Revenue by customer type:
Advertiser—direct	$84,423	$60,122
Advertiser—programmatic	83,475	36,866
Supply-side customer	14,765	7,316

Total Revenue	182,663	104,304

        See "Critical Accounting Policies and Estimates—Revenue Recognition" for a description of our revenue recognition policies.

Operating Expenses

        Our operating expenses consist of the following categories:

        Cost of Revenue.    Cost of revenue primarily consists of platform hosting fees, data center costs, software and other technology expenses, and other costs directly associated with data infrastructure; personnel costs, including salaries, bonuses, stock-based compensation and benefits, directly associated with the support and delivery of our software platform and data solutions; and costs from revenue-sharing arrangements with our partners.

        Product development.    Product development expenses primarily consist of personnel costs, including salaries, bonuses, stock-based compensation and benefits, third party vendors and outsourced engineering services, and allocated overhead. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Product development expenses are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization, which are then recorded as capitalized software development costs included in property, plant and equipment on our consolidated balance sheet. We amortize capitalized software development costs to depreciation and amortization.

        Sales, marketing, and customer support.    Sales, marketing, and customer support expenses primarily consist of personnel costs directly associated with our sales, marketing, and customer support departments, including salaries, bonuses, stock-based compensation and benefits, and allocated overhead. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Sales and marketing expense also includes costs for promotional marketing activities, advertising costs, attendance at events and trade shows, and allocated overhead. Sales commissions are expensed as incurred.

        General and administrative.    General and administrative expenses primarily consist of personnel expenses associated with our executive, finance, legal, human resources and other administrative employees. Our general and administrative expenses also include professional fees for external accounting, legal and other consulting services, and other overhead, as well as third-party costs related to acquisitions.

        We expect to incur certain non-recurring professional fees and other expenses as part of our transition to becoming a public company. Following the completion of this offering, we expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with rules and regulations applicable to companies listed on a U.S. securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, investor relations and professional services.

        Interest expense.    Interest expense for the years ended December 31, 2019 and 2018 consists primarily of interest on our outstanding balances under the Existing Credit Facilities. We expect to enter into the New Revolving Credit Facility prior to the consummation of this offering, which is expected to bear interest at LIBOR plus an applicable margin per annum. See "Description of Certain Indebtedness."

        Other (income) expense.    Other (income) expense consists primarily of interest earned on our cash equivalents and short-term investments, gains and losses on foreign currency transactions, and change in fair value associated with contingent considerations related to our acquisitions.

Results of Operations

Comparison of the Years Ended December 31, 2019 and 2018

        The following table shows our results of operations for the years ended December 31, 2019 and 2018:

	Year Ended December 31,		Change	Change
	2019	2018	$	%
	(In Thousands)
Revenue	$182,663	$104,304	$78,359	75%
Cost of revenue (exclusive of depreciation and amortization below)	24,848	18,525	6,323	34%
Product development	31,598	24,224	7,374	30%
Sales, marketing and customer support	38,401	23,235	15,166	65%
General and administrative	26,899	14,631	12,268	84%
Depreciation and amortization	21,813	18,626	3,187	17%

Income from operations	39,104	5,063	34,041	672%
Interest expense	5,202	3,058	2,144	70%
Other (income) expense	(1,458)	25	(1,483)	n.m.

Income before taxes	35,360	1,980	33,380	1686%

Income tax expense (benefit)	12,053	(1,197)	13,250	n.m.

Net income	$23,307	$3,177	$20,130	634%

"n.m." denotes a variance which is not meaningful.

	2019	2018
	(as % of Revenue)
Revenue	100%	100%
Cost of revenue (exclusive of depreciation and amortization below)	14	18
Product development	17	23
Sales, marketing and customer support	21	22
General and administrative	15	14
Depreciation and amortization	12	18
Income from operations	21	5
Interest expense	3	3
Other (income) expense	(1)	0
Income before taxes	19	2
Income tax expense (benefit)	7	(1)
Net income	13	3

Revenue

        Total revenue increased by $78.4 million, or 75%, from $104.3 million in the year ended December 31, 2018 to $182.7 million in the year ended December 31, 2019. The increase was primarily due to $26.8 million of growth in Advertiser Programmatic revenue from existing services, $19.8 million from the launch of Authentic Brand Safety at the end of 2018, and $14.2 million of growth from Advertiser Direct from increased adoption of our services on social media platforms. Our net advertiser revenue retention rate was 130% in 2018 and 156% in 2019, which included the benefit of the launch of Authentic Brand Safety.

Cost of Revenue (exclusive of depreciation and amortization shown below)

        Cost of revenue increased by $6.3 million, or 34%, from $18.5 million in the year ended December 31, 2018 to $24.8 million in the year ended December 31, 2019. The increase was primarily due to growth in Advertiser Programmatic revenue which drove increases in partner costs from revenue-sharing arrangements, as well as higher software and other technology costs to support our increased volumes.

Product Development Expenses

        Product development efforts increased by $7.4 million, or 30%, from $24.2 million in the year ended December 31, 2018 to $31.6 million in the year ended December 31, 2019. The increase was primarily due to an increase in personnel costs of $6.8 million, which reflects our continued hiring of resources to support our product-development efforts.

Sales, Marketing and Customer Support Expenses

        Sales, marketing and customer support expenses increased by $15.2 million, or 65%, from $23.2 million in the year ended December 31, 2018 to $38.4 million in the year ended December 31, 2019. The increase was primarily due to an increase in personnel costs of $10.3 million to support our sales efforts, build market presence in international markets, drive continued expansion with our existing customers, as well as support both existing and new customers. The increase in non-personnel expenses was mainly related to an increase in marketing and promotional activities, including our participation in industry tradeshows and related public relations activities.

General and Administrative Expenses

        General and administrative expenses increased by $12.3 million, or 84%, from $14.6 million in the year ended December 31, 2018 to $26.9 million in the year ended December 31, 2019. The increase was primarily due to $2.8 million of costs related to the preparation for this offering and operating as a public company, an increase in personnel costs of $2.3 million, an increase in facilities related costs of $1.4 million, an increase in professional services costs of $1.5 million and an increase in costs related to acquisition expenses of $1.3 million.

Depreciation and Amortization

        Depreciation and amortization increased by $3.2 million, or 17%, from $18.6 million in the year ended December 31, 2018 to $21.8 million in the year ended December 31, 2019. The increase was primarily due to an increase in amortization related to intangible assets from acquisitions and an increase in depreciation related to capital expenditures.

Interest Expense

        Interest expense is mainly related to our Existing Credit Facilities, which carries a variable interest rate. Interest expense increased by $2.1 million, from $3.1 million in the year ended December 31, 2018 to $5.2 million in the year ended December 31, 2019. The increase in interest expense was attributable to increased borrowings under our Existing Term Loan Facilities. In February 2019 we drew down $20.0 million from our Existing Delayed Draw Term Loan Facility in connection with the acquisition of Zentrick.

Other (Income) Expense, Net

        Other income increased by $1.5 million, from less than $0.1 million in the year ended December 31, 2018 to $1.5 million in the year ended December 31, 2019, primarily due to a $1.1 million change in fair value of the contingent payments related to the Zentrick acquisition.

Income Tax Expense (Benefit)

        Our effective tax rate of 34.1% for the year ended December 31, 2019 was higher than the U.S. federal statutory income tax rate of 21% primarily due to the impact of state and local income taxes, certain tax credits and the impact of other book to tax differences. Our effective tax rate of (60.4)% for the year ended December 31, 2018, was lower than the U.S. federal statutory income tax rate primarily due to a tax benefit of return to provision adjustments related to deductible transaction costs, changes in statutory rates and the impact of other book to tax differences.

Liquidity and Capital Resources

        Our operations are financed primarily through cash generated from operations. We have also incurred debt in connection with the Providence Acquisition and to finance subsequent acquisitions. As of December 31, 2019, we had cash of $10.9 million and net working capital, consisting of current assets less current liabilities, of $53.2 million.

        We believe our existing cash and cash generated from operations and undrawn balance under the Existing Credit Facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. We further believe our existing cash and cash generated from operations, together with the proceeds from this offering and the expected undrawn balance under the New Revolving Credit Facility, which we expect to enter into prior to consummation of this offering, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. We anticipate that our capital expenditures, including capitalized software, will be approximately $15 million for 2021. Our total future capital requirements and the adequacy of available funds will depend on many factors, including those discussed above as well as the risks and uncertainties set forth under "Risk Factors."

        Our liquidity has not been materially impacted by the COVID-19 pandemic. For additional information on the impact of COVID-19 on our business and financial results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—COVID-19" and "Risk Factors—Risks Relating to Our Business—Economic downturns and unstable market conditions, including as a result of the COVID-19 pandemic, could adversely affect our business, financial condition and results of operations."

Debt Obligations

        In September 2017, we entered into the Existing Credit Facilities consisting of $30.0 million under the Existing Term Loan Facility, up to $7.0 million under the Existing Revolving Credit Facility and a letter of credit facility of up to $3.0 million (the "Existing Letter of Credit Facility") as a sublimit of the Existing Revolving Credit Facility.

        In July 2018, we amended the Existing Credit Facilities, providing for an increase to $55.0 million under the Existing Term Loan Facility, $20.0 million under the Existing Delayed Draw Term Loan Facility, up to $20.0 million under the Existing Revolving Credit Facility and up to $5.0 million under the Existing Letter of Credit Facility. The Existing Term Loan Facility was payable in quarterly installments of $137,500 with the outstanding balance due in full at maturity in July 2023. In February 2019, we borrowed $20.0 million under the Existing Delayed Draw Term Loan Facility, which was payable in quarterly installments of $50,000 with the outstanding balance due in full at maturity in July 2023.

        We expect to enter into the New Revolving Credit Facility prior to the consummation of this offering and, in connection therewith, to repay all amounts outstanding under the Existing Credit Facilities and terminate the Existing Credit Facilities.

        We expect the New Revolving Credit Facility will be secured by substantially all of our assets, excluding intellectual property and certain other assets and contain customary affirmative and restrictive covenants, including with respect to our ability to enter into fundamental transactions, incur additional indebtedness, grant liens, pay dividends or make distributions to our stockholders and engage in transactions with our affiliates. We expect the New Revolving Credit Facility will require us to remain in compliance with a maximum leverage ratio.

Cash Flows

        The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2018
	(In Thousands)
Cash flows provided by operating activities	$29,433	$12,058
Cash flows provided by (used in) investing activities	(63,195)	(12,968)
Cash flows provided by financing activities	15,045	22,901
Effect of exchange rate changes on cash and cash equivalents and restricted cash	23	(76)

Increase (decrease) in cash, cash equivalent and restricted cash	$(18,694)	$21,915

Operating Activities

        In the year ended December 31, 2019, cash provided by operating activities was $29.4 million, attributable to net income of $23.3 million, adjusted for non-cash charges of $28.3 million and net cash outflows of $22.2 million provided by changes in operating assets and liabilities. Non-cash charges primarily consisted of $21.8 million in depreciation and amortization, $3.3 million in bad debt expense, $2.0 million in deferred taxes and $1.7 million in stock-based compensation. The main drivers of the changes in operating assets and liabilities were an increase in trade receivables of $32.7 million due to an increase in sales and the timing of cash receipts, partially offset by a $16.1 million increase in accrued expenses and other current liabilities resulting primarily from increased costs to support our revenue growth.

        In the year ended December 31, 2018, cash provided by operating activities was $12.1 million, attributable to net income of $3.2 million, adjusted for non-cash charges of $20.0 million and net cash outflows of $11.1 million provided by changes in operating assets and liabilities. Non-cash charges primarily consisted of $18.6 million in depreciation and amortization and $1.4 million in stock-based compensation, offset by a deferred tax benefit of $2.0 million. The main driver of the changes in operating assets and liabilities was an increase in trade receivables of $13.0 million due to an increase in sales and the timing of cash receipts.

        Our cash flows from operating activities are primarily influenced by growth in our operations and by changes in our working capital. In particular, accounts receivable has increased in connection with the rapid growth in sales. The timing of cash receipts from clients and payments to suppliers may also impact our cash flows from operating activities. We typically pay suppliers in advance of collections from our clients. Our collection and payment cycles can vary from period to period.

        We compute our average days sales outstanding, or DSO, as of a given date based on our trade receivables balance at the end of the period, divided by the average daily revenue of the trailing three-month period. We compute our average days payable outstanding, or DPO, as of a given date based on our trade payables balance at the end of the period, divided by the average daily cost of operating expenses over such period, excluding depreciation, amortization, and acquisition-related costs. The following table summarizes the DSO and DPO for the periods presented.

	As of December 31,
	2019	2018
	(In Days)
DSO	107	107
DPO	50	63

Investing Activities

        In the year ended December 31, 2019, cash used in investing activities was $63.2 million, attributable primarily to $34.6 million for the Ad-Juster acquisition, $22.7 million for the Zentrick acquisition, and $5.9 million for purchase of property, plant and equipment.

        In the year ended December 31, 2018, cash used in investing activities was $13.0 million, attributable primarily to $11.3 million for the Leiki acquisition and $1.6 million for purchase of property, plant and equipment.

Financing Activities

        In the year ended December 31, 2019, cash provided by financing activities was $15.0 million, primarily attributable to proceeds of $20.0 million from borrowings on the Existing Delayed Draw Term Loan Facility, partially offset by deferred payments related to acquisitions, capital lease payments and payments on the Existing Term Loan Facility.

        In the year ended December 31, 2018, cash provided by financing activities was $22.9 million, primarily attributable to proceeds of $25.2 million from borrowings on the Existing Term Loan Facility, partially offset by repayments on the Existing Term Loan Facility and, capital lease payments.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period
	Total	1-2 Years (2020 and 2021)	3-4 Years (2022 and 2023)	More than 4 Years (Thereafter)
	(In Thousands)
Debt obligations(1)	$74,113	$1,500	$72,613	$—
Operating lease obligations	20,879	10,973	8,340	1,566
Financing obligations (includes capitalized leases)	5,297	2,795	2,326	177
Other contractual commitments	—	—	—	—

Total minimum payments	$100,289	$15,268	$83,279	$1,743

(1)
We expect to repay all of our indebtedness under the Existing Credit Facilities that was outstanding as of December 31, 2019 at the time we enter into the New Revolving Credit Facility. We expect to repay all amounts outstanding under the New Revolving Credit Facility with a portion of the proceeds of this offering. See "Use of Proceeds" and "Description of Certain Indebtedness."

Off-Balance Sheet Arrangements

        During the periods presented, we did not have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

        Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets and liabilities and related disclosures at the dates of the financial statements, and revenue and expenses during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions, and any such differences may be material.

        While our significant accounting policies are more fully described in the Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Revenue Recognition

        We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which we adopted on January 1, 2019, using the modified retrospective method. The adoption of ASC 606 did not result in a material change in the timing or amount of revenue recognized.

        Prior to January 1, 2019, the Company recognized its revenue in accordance with ASC 605, Revenue Recognition, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

        In accordance with ASC 606, the Company recognizes revenue under the core principle to depict the transfer of control to its customers in an amount reflecting the consideration to which it expected to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

        For Advertiser Direct revenue, our contracts with our customers typically consist of the various ad measurement services that we offer. This service includes access to our software platform that allows customers to access and manage their data related to our services. We deliver our services together when ads are measured and charge a contractually fixed CPM amount on the number of ads that we measure. We recognize revenue at the point in time when we satisfy a performance obligation by transferring promised services to a customer.

        For Advertiser Programmatic revenue, our customers can purchase our services through demand-side platforms that manage ad campaign auctions and inventories on their behalf. Our customers can elect to use our services for evaluating the quality of advertising they are considering purchasing on the demand-side platform. We enter into product integration agreements with our demand-side platform partners. In these arrangements, the customer pays a fee to the Company (collected by the demand-side platform) for the successful execution of the purchase of advertising inventory on an exchange. We recognize revenue at the point in time when we satisfy a performance obligation by transferring promised services to a customer.

        For transactions that involve third parties, the Company evaluates which party in the arrangement obtains control of the Company's services (and is therefore the Company's customer), which impacts whether the Company reports as revenue the gross amounts paid by the advertiser through the demand-side platform or the net amount paid by the Company's demand-side platform partners. For certain arrangements, customers may purchase the Company's service offering through a demand-side platform that manages various ad campaign auctions and inventory on behalf of the advertisers. Customers elect to use the Company's service of evaluating the quality of advertising inventory up for bid on an advertising exchange. The ability to provide these services to customers requires that the Company enter into product integration agreements with demand-side platforms who in turn make the Company's services available to advertisers. In these arrangements, the customer pays a fee to the Company (collected by the demand-side platform) for the successful execution of the purchase of advertising inventory on an exchange. In these transactions, the Company transfers control of the Company's services directly to the advertiser (who is the Company's customer) and therefore revenue is recognized for the gross amount paid by the advertiser for the Company's services. Specifically, the Company transfers control of the data that is influencing the purchasing decisions directly to the customer and the Company is primarily responsible for providing these services to the customer. That is, control of these services (or a right to these services) does not transfer to the demand-side platform before they are transferred to the Company's customers. Further, the Company has latitude in establishing the sales price with those customers as there is a fixed retail rate card that is included in the product integration agreements with the demand-side platforms or are governed by contracts in place with the customers. Accordingly, the Company records revenue for the gross amounts paid by advertisers for these services and records the amounts retained by the demand-side platforms as a cost of sales.

        For supply-side revenue, we offer to our supply-side platform partners arrangements to measure all ads on their platform. These arrangements are typically subscription-based with minimum guarantees, and are recognized on a straight-line basis over the term of the contract, usually twelve months, with any overage recognized as revenue once minimum guarantees are achieved.

Goodwill and Intangibles

        Goodwill represents the excess of purchase price over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have finite lives are amortized over their useful lives. Goodwill and intangible assets with indefinite lives are subject to impairment testing annually as of October 1, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable, using the guidance and criteria described in the accounting standard for Goodwill and Other Intangible Assets. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value.

        The Company has a single reporting unit. There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, EBITDA, EBITDA margins and cash flows, useful lives and discount rates, and an estimate of value using multiples derived from the stock prices of publicly traded guideline companies applied to such expected cash flows and market approaches in order to estimate fair value. The determination of whether or not goodwill or indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions and estimates underlying the approach used to determine the value of our reporting unit. Changes in our strategy or market conditions could significantly impact these judgments and require an impairment to be recorded to intangible assets and goodwill. There have been no goodwill impairment indicators subsequent to the impairment test performed as of October 1, 2019. For the year ended December 31, 2019, there were no impairment indicators related to our intangible assets.

        We allocate the fair value of the purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. The estimates used in valuing the intangible assets are determined with the assistance of third-party specialists, a discounted cash flow analysis and estimates made by management. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Stock-Based Compensation

        Our stock-based compensation awards relate to restricted stock units and stock options. For purposes of calculating stock-based compensation, we estimate the fair value of the restricted stock units using the grant date stock price and the fair value of stock options issued using a Black-Scholes option-pricing model. For share-based awards that vest subject to the satisfaction of a service requirement, the fair value measurement date for stock-based compensation awards is the date of grant and the expense is recognized on a straight-line basis, over the vesting period net of an estimated forfeiture rate.

        The determination of the fair value of stock option awards utilizing the Black-Scholes model is affected by a number of assumptions, including expected volatility, expected life, risk-free interest rate, expected dividends, and the fair market value of the Company's common stock. Each of these inputs is subjective and generally requires significant judgment and estimation by management.

  •
  Expected Term: we have opted to use the "simplified method" for estimating the expected term of employee options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option, generally 10 years.

  •
  Expected Volatility: we have based our estimate of expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the expected term of the stock-based awards.

  •
  Risk-Free Interest Rate: the risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of our stock options.

  •
  Expected Dividend: the expected dividend yield is zero as we have not paid nor do we anticipate paying any dividends on our common stock in the foreseeable future.

        As our stock is not publicly traded, we estimate the fair value of our common stock as discussed in the section "Fair Value of Common Stock" below.

Fair Value of Common Stock

        Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including, with input from management, our financial and operating history, equity market conditions affecting comparable public companies, and the lack of marketability of our common stock.

        In addition, our board of directors also considered valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations considered estimates of future expected revenues, EBITDA, EBITDA margins and cash flows, discount rates, and an estimate of value using multiples derived from the stock prices of publicly traded guideline companies applied to such expected cash flows and market approaches in order to estimate fair value. These assumptions are incorporated in a hybrid approach used to evaluate scenarios in which the Company remains privately held or the Company completes an initial public offering. The hybrid approach includes using the Option Pricing Method (OPM) and Probability-Weighted Expected Return Method (PWERM) models.

        Following the closing of this offering, our board of directors will determine the fair value of our common stock based on the closing price of our common stock as reported on the date of the grant.

Taxes

        We account for income taxes using the asset and liability method, in accordance with ASC 740. Deferred income taxes are provided for temporary differences in recognizing certain income, expense and credit items for financial reporting purposes and tax reporting purposes. Excess tax benefits and tax deficiencies are recognized in the income tax provision in the period in which they occur.

        We record a valuation allowance when it is determined that it is more-likely-than-not that some portion or all of its deferred tax assets will not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management's view with regard to the future realization of deferred tax assets. For certain tax positions, we use a more-likely-than-not threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements. We recognize interest and penalties related to income tax matters in income tax expense.

        As of December 31, 2018, we completed the accounting for the Tax Cuts and Jobs Act, or the TCJA, and determined, among other effects, the following impacts to the Company: (a) reduction in the corporate federal tax rate from 35% to 21%, and (b) a minimum tax on certain foreign earnings (global intangible low taxed income, or GILTI) which is treated as a period expense.

Emerging Growth Company Status

        The Company is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

        These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.07 billion in non-convertible debt during the prior three-year period.

Recent Accounting Pronouncements

        See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information on the adoption of recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. Our cash, cash equivalents and short-term investments as of December 31, 2019 consisted of $10.9 million in bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. However, we believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash, cash equivalents and short-term investments. As of December 31, 2019, we had $74.1 million in variable rate debt outstanding, all of which we expect to repay with the proceeds of the New Revolving Credit Facility we expect to enter into prior to the consummation of this offering. The New Revolving Credit Facility is expected to mature in                        and accrue interest at LIBOR plus a floating rate per annum. Following this offering and the use of proceeds therefrom, we expect to have no outstanding variable rate indebtedness, but will have $          of availability under the New Revolving Credit Facility.

Foreign Currency Exchange Risk

        As we expand internationally, our results of operations and cash flows may become increasingly subject to fluctuations due to changes in foreign currency exchange rates. Our revenue is denominated primarily in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States. Movements in foreign currency exchange rates versus the U.S. dollar did not have a material effect on our revenue for 2019. A hypothetical 10% change in exchange rates versus the U.S. dollar would not have resulted in a material change to our 2019 earnings. As our operations in countries outside of the United States grow, our results of operations and cash flows may be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. To date, we have not entered into any material foreign currency hedging contracts, although we may do so in the future.

BUSINESS

Our Company

        We are a leading software platform for digital media measurement and analytics. Our mission is to help the world's largest brands improve the effectiveness of their digital advertising. Our platform provides data analytics that enable our customers to improve their advertising performance across the digital advertising ecosystem.

        The advertising industry continues to shift from traditional mediums to an expanding array of digital channels and platforms. Digital advertisers have historically relied on inconsistent, self-reported data from a large number of publishers, social channels and programmatic platforms, making it difficult to form an accurate, unbiased view of how and where their ad budgets are spent. As objectionable content and ad fraud have proliferated across the Internet and other digital channels, advertisers are utilizing independent, third-party solutions to protect their brand equity and optimize the performance of their digital media investments.

        Our technology addresses this need by providing unbiased data analytics that enable advertisers to increase the effectiveness, quality and return on their digital advertising investments. Our proprietary DV Authentic Ad metric is our definitive measure of digital media quality and measures whether a digital ad is displayed in a brand-safe environment, fraud-free, fully viewable and in the intended geography. Our software platform allows customers to access critical performance data on their digital ads. Customers then leverage our data analytics to improve the efficiency of their digital advertising investments by avoiding wasted media spend on blocked or fraudulent ads and to optimize their media strategies in real-time by verifying their highest performing ads and content.

        Our software platform is integrated across the entire digital advertising ecosystem, including programmatic platforms, social media channels and digital publishers. We deliver unique data analytics through our customer interface to provide detailed insights into our customers' media performance across all key digital media channels (including direct, programmatic, social and connected TV ("CTV")), formats (including display and video) and devices (including mobile in-app, mobile web and desktop). Our technology enables programmatic media traders to evaluate more than 200 billion transactions daily, ensuring that a digital ad meets advertiser-defined quality criteria before it is purchased. We also evaluate more than 5 billion digital ads displayed daily, measuring whether each one is delivered in the intended geography and in a brand-safe, fraud-free and viewable environment.

        Our blue-chip customer base includes many of the largest global brands. We serve over 1,000 customers that are diversified across all major industry verticals, including consumer packaged goods, financial services, telecommunications, technology, automotive and healthcare. In 2019, we had more than 40 customers who each represented at least $1 million of annual revenue, up from 12 such customers in 2017, with no customer representing more than 4% of our revenue in 2019. We serve our customers globally through our 23 offices in 15 countries, including the United States, United Kingdom, Israel, Singapore, Australia, Brazil, France, Germany and Japan.

        We generate revenue from our advertising customers based on the volume of purchased ads that our software platform measures, enabling us to grow as our customers increase their digital ad spend and as we integrate into new channels and platforms. We have long-term relationships with many of our customers, with an average relationship of over five years for our top 50 customers, and ongoing contractual agreements with a substantial portion of our customer base. We have maintained exceptional customer retention rates with 100% retention of our top 50 customers in 2019 and 2018, who represented more than 50% of our total revenues in each year. We are also able to increase revenue per customer as we introduce new solutions, which have resulted in a compounded annual growth in average revenue for our top 50 customers of 32% from 2017 to 2019. The combination of high customer retention and multiple upsell opportunities has resulted in net revenue retention rates of

156% in 2019 and 130% in 2018. We have delivered strong historical revenue growth, with a compounded annual growth rate of 58% from 2017 to 2019.

Our History

        Our company was founded in 2008 and introduced our first brand safety solution in 2010. As the global digital advertising market has evolved, we have continued to expand our measurement capabilities through new product innovation and platform partnerships across emerging channels including social, programmatic, and CTV. Several key milestones since our company was founded include:

  •
  2008:  Founded in Israel

  •
  2010:  Launched first brand safety solution; Opened company headquarters in New York and established presence in London

  •
  2011:  Launched first pre-bid targeting solution

  •
  2012:  Launched first viewability solution

  •
  2013:  Received first accreditation from the MRC

  •
  2014:  Launched first fraud solution

  •
  2015:  Integrated with programmatic partners, including The Trade Desk and Google

  •
  2017:  Announced social platform partnerships with Facebook and YouTube

  •
  2018:  Opened international offices in EMEA (Germany, France), APAC (Singapore, Australia) and Brazil; Acquired Leiki

  •
  2019:  Launched Authentic Brand Safety; acquired Zentrick and Ad-Juster

  •
  2020:  Expanded presence in APAC region (Japan, India); Launched social platform partnerships with Snap, Twitter and Pinterest; Introduced CTV certification program; Launched new products, including DV Authentic Performance and DV Publisher Suite

Our Industry

        We believe that our business benefits from many of the most significant trends in digital marketing and advertising, including:

        Significant Growth in Digital Ad Spend.    The global advertising industry represented over $580 billion of ad spend in 2019, according to Magna Global, and continues to shift from traditional forms of media to digital channels and platforms. According to Magna Global, global digital ad spend, excluding search, reached over $155 billion in 2019 and grew at an average annual rate of 19% between 2015 and 2019. We believe the shift towards digital spend will continue as new distribution channels and advertising formats emerge that enable advertisers to more effectively reach their target audiences.

        Acceleration of Programmatic Ad Buying.    Advertisers are increasingly shifting their digital media buying to programmatic platforms, which automate the digital ad buying process through the use of computer algorithms and deliver targeted advertisements utilizing vast data sets. According to Magna Global, global programmatic ad spend reached over $35 billion in 2019 and is expected to grow nearly twice as fast as the rest of the digital advertising market over the next five years. Programmatic ad buyers and trading platforms benefit from consistent access to high quality and accurate data to improve purchasing decisions and optimize the efficacy of their ads. Furthermore, advertisers value having a single, unified data source that they can leverage to help make real-time decisions on programmatic ad placements across all channels and formats.

        Emergence of CTV and Other New Digital Channels.    Over time, the emergence of new digital channels, such as social, has attracted significant advertiser interest and investment. In turn, this has created additional demand for digital measurement solutions. Today, CTV represents a large new frontier for digital advertising as the approximately $170 billion of annual global linear television media spend starts to migrate to digital channels. According to eMarketer, there will be nearly $8 billion of CTV ad spend in the U.S. in 2020 which is expected to nearly double by 2023, with over 50% of ad inventory projected to be bought through programmatic platforms. CTV platforms present a significant opportunity for full-suite measurement providers due to the fragmented inventory and ad fraud emerging within this channel.

        Importance of Brand Reputation.    With the increasing scale of digital media channels, advertisers are placing an increased emphasis on understanding where their ads are placed and the content with which it is presented. Determining the context and content of a web page, streaming video or social post is more complex than verifying a keyword or article headline and often varies minute-by-minute. This challenge is further complicated by a significant increase in user-generated content, as ad spend on social platforms continues to expand. According to a recent study that we commissioned with The Harris Poll, nearly two-thirds of consumers expressed that they would stop using a brand or product that advertises next to false, objectionable or inflammatory content. More than ever, advertisers are being held accountable for brand and content alignment. In response, advertisers are adopting scalable, sophisticated brand safety solutions to ensure effective use of their global digital media spend.

        Desire to Improve Media Quality and Effectiveness.    The significant growth in digital advertising has resulted in increased fraud and wasted ad spend due to ads that are never seen. Juniper Research estimated that approximately $42 billion of global digital media spend was wasted in 2019 as a result of continually evolving ad fraud activities, including bots, fake clicks and fraudulent web sites. New and sophisticated schemes, particularly across emerging channels such as CTV and mobile in-app, are uncovered each day. We have identified over 5,000 fraudulent CTV apps as of September 2020 and we have seen a 166% increase in fraudulent CTV traffic rates in the first quarter of 2020 as compared to the first quarter of 2019. In addition, even when an ad is verified to be fraud-free, there is no certainty that it is actually viewable. According to Merkle, more than 40% of digital ads placed are deemed to be not viewable. To combat these issues, advertisers, digital publishers and media platforms rely on robust measurement solutions to validate the performance of their marketing campaigns and ensure that they are only paying for verified ads.

        Rising Adoption of Third-Party Measurement Solutions.    The proliferation of digital channels, formats and devices has made it more difficult for advertisers to measure campaign performance across all platforms. As a result, advertisers are increasingly adopting full-suite measurement solutions. This has created a growing demand for independent, third-party providers that provide accredited and unified data analytics that improve the transparency and effectiveness of digital ad spend across the entire ecosystem. Based on the Company Data Analysis, the total addressable market for our core solutions is less than 15% penetrated as of 2019, and we believe that we have the opportunity to expand our customer base in response to increasing demand for our core measurement solutions.

Our Strengths

        We believe the following attributes and capabilities form our core strengths and provide us with competitive advantages:

        Best-in-Class Software Platform.    Our technology stack enables us to measure advertising performance on each digital ad. This precision sets us apart from our competition by allowing us to combine performance measurements across brand safety, fraud, viewability and geography into a single, unique metric (the DV Authentic Ad), as well as the flexibility to disaggregate and analyze the individual measurements for each delivered ad. We believe we are able to provide the most robust data analytics in the industry, analyzing hundreds of data points for each delivered ad and across billions of ads every day, with nearly 1.7 trillion ads measured by us in 2019.

        Broad Ecosystem Coverage.    We provide comprehensive performance measurement solutions across all key digital channels where our customers advertise. Our technology is integrated into major platforms that provide direct, programmatic and social advertising, including Google, Facebook and The Trade Desk. As new media formats emerge, the strength of our solutions and the flexibility of our software platform allows us to seamlessly onboard new integration partners and secure new partnerships as selling channels for our solutions. For example, as CTV continues to become an increasingly prominent advertising channel, we have secured partnership agreements with multiple leading CTV platforms, including Amazon and Roku, that have certified our measurement solutions for use on their platforms. We believe that we provide the broadest integration and partnership coverage across the industry.

        Powerful Network Effect Fueled by a Robust and Scalable Data Asset.    Our unique position in the advertising ecosystem creates a virtuous cycle that allows us to enhance the solutions we deliver to customers as we measure more ads. The billions of detailed data points we gather daily have enabled us to develop an extensive data asset. We leverage this data asset for our existing solutions and launch new solutions to address the evolving needs of advertisers. The strength of our solutions attracts new customers which increases the delivered ads we measure and data we collect, further strengthening the value of our network.

        Compelling Value Proposition Driving High Customer ROI.    We enable our customers to optimize return on their marketing investments for a fraction of the underlying media cost. Our unique data analytics are used by our advertiser customers to target the highest performing ad inventory and receive refunds or credits for digital ads that do not meet certain criteria. In addition, our solutions help our customers preserve one of their most important and invaluable assets—brand reputation—by ensuring ads are not shown near content that is inconsistent with their brand message.

        Track Record of Successful Product Innovation.    We have a track record of developing new solutions for our customers to provide more value and increase average revenue per customer, thereby deepening our competitive edge. We launched our first brand safety solution in 2010 and have continued to develop leading-edge solutions ever since. We have continued our track record of innovation in recent years including launching Authentic Brand Safety, which we believe is the industry's only solution that allows advertisers to programmatically avoid unsuitable content across platforms using the same settings established for post-bid evaluation. In 2019, we launched our first CTV solutions which now detect over 100,000 fraudulent device signatures per day and, in 2020, we introduced DV Authentic Performance, which we believe is the first solution in the market to leverage viewability data to target performance outcomes.

        Loyal and Growing Customer Base.    Our customers represent many of the largest advertisers in the world including Colgate-Palmolive, Disney, Ford, Mondelēz and Pfizer. In 2019 and 2018, we maintained 100% retention of our top 50 customers. With this foundation, we were able to drive 156% net revenue retention in 2019 and 130% in 2018 through increased advertising volume and the successful launch of newly-introduced solutions. This growth in our existing customer base together with strong new customer wins has increased the number of customers contributing over $1 million of revenue to more than 40 customers in 2019, up from 12 in 2017.

        Scaled and Profitable Business Model.    We have an attractive operating model, driven by the scalability of our platform, the consistent nature of our revenue, our significant operating leverage and low capital intensity. Our platform allows us to provide large-scale data analytics to customers around the world seamlessly and cost-effectively. We are able to scale our solutions efficiently and with limited incremental cost for new customers and additional solutions, with our cost of sales, excluding depreciation and amortization, representing only 14% of revenues and Adjusted EBITDA margin of 38% in 2019. We have grown our business rapidly while also achieving profitability, demonstrating the strength of our platform and business model. For additional detail on costs of sales excluding depreciation and amortization, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

        Well-Aligned with Privacy Restrictions.    We believe that we are well positioned to benefit from increasing government regulations and changing industry standards and privacy policies restricting the collection and use of personal data for advertising purposes. Our software platform does not rely on third-party cookies, and we provide advertisers with an alternative source of data to deliver targeted advertising by leveraging non-personalized data based on the context of web pages and the engagement with and exposure to digital ads. As privacy restrictions evolve, we believe there will be increased demand for our contextual targeting and performance solutions.

        Proven Management Team.    We have a strong management team that has extensive experience leading software and digital marketing companies. We believe that our management team will continue to drive our growth, scale and solutions innovation. Furthermore, our Chief Executive Officer, Mark Zagorski, has significant public company experience, including as Chief Executive Officer of a public company in the digital marketing software industry.

Our Opportunity

        There is strong global demand across the advertising ecosystem for third-party measurement and authentication of digital ads. Advertisers, programmatic platforms, social media channels and digital publishers are collectively placing increased emphasis on the quality and effectiveness of digital ad spend across all channels, formats and devices. According to Magna Global, there was over $155 billion of global digital ad spend in 2019 where our solutions are directly applicable.

        We are a leader in a large, fast-growing and underpenetrated market with significant tailwinds. Based on the Company Data Analysis, we estimate that the total addressable market for our core solutions was approximately $8 billion globally in 2019 and was less than 15% penetrated. We believe our market leadership positions us well to generate significant growth across this large, underserved market. Our growth is primarily driven by the fastest growing segments of digital ad spend, which are currently among the least penetrated with our solutions, including mobile in-app, programmatic, social and CTV.

Our Growth Strategy

        We intend to continue penetrating the digital advertising market through the following key growth levers:

        Growing with Our Current Customers.    We expect to continue to grow with our existing customers as they increase their spend on digital advertising and as we introduce new solutions. We expect the increased demand for third-party digital advertising data analytics to fuel continued adoption of our solutions across key channels, formats, devices and geographies. For example, we expect new solutions like Authentic Brand Safety and DV Authentic Performance and the ongoing shift from linear TV to CTV to continue to drive growth from our existing customers.

        Expanding Our Customer Base.    We intend to continue targeting new advertiser, programmatic platform and digital publisher customers who have not yet adopted digital ad measurement solutions, as well as those currently utilizing solutions provided by our competitors. With the total addressable market for our core solutions less than 15% penetrated today, we believe that there is ample room for us to add new customers going forward.

        Expanding Our International Presence.    We intend to continue to grow our presence in international markets in order to meet the needs of our existing customers and accelerate new customer acquisition in key geographies outside of North America. We expanded into ten countries during 2019 and 2018, which has accelerated our revenue growth in those markets.

        Introducing New Solutions and Channels.    We will continue to lead the industry in innovation by developing premium solutions that increase our value proposition to our existing customers. We have a strong track record of rolling out new solutions that have high adoption rates with our existing customers. We intend to extend our solutions capabilities to cover new and growing digital channels and devices, including CTV, new mobile apps and other emerging areas of digital ad spend.

        Pursuing Opportunistic M&A.    Our management team has a proven track record of identifying, evaluating, executing and integrating strategic acquisitions. We have completed three acquisitions since December 2018 to expand our technology and solutions offerings and broaden our geographic footprint. We maintain an active pipeline of potential M&A targets and intend to continue evaluating add-on opportunities to bolster our current solutions suite and complement our organic growth initiatives.

What We Do

        We are a leading software platform for digital media measurement and analytics. Our solutions empower our customers to address the evolving and intensifying complexities of measuring the performance of digital advertising. We deliver our suite of measurement solutions through a robust and scalable software platform that provides our customers with unified data analytics. Our broad market coverage of the digital advertising ecosystem and our leading software platform enables us to analyze billions of data points globally each day. This volume has enabled us to build a self-reinforcing, proprietary data asset which we redeploy in new solutions that further enhance and expand the analytics that we can deliver to our customers and partners.

Our Solutions

  The DV Authentic Ad

        The DV Authentic Ad is our definitive measure of digital media quality, which evaluates the brand safety, existence of fraud, viewability and geography for each digital ad:

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  Brand Safety:  Our customers use the data analytics that our software platform provides to help prevent their ads from appearing next to content that they do not deem appropriate for their brands and target desired contexts. Our brand safety solutions evaluate the full context of a webpage including the URL and the specific content. Our approach combines rich content ontology and proprietary artificial intelligence tools with human expertise to appropriately categorize content across over 40 languages. We offer brands the ability to dynamically configure over 75 avoidance categories, such as disasters, inflammatory news and politics, and hate speech or profanity allowing brand messages to be delivered in a curated and suitable environment. Customers can use our extensive content categories to target desired contexts for their ads, without relying on personal data or cookies. We also offer Authentic Brand Safety, which is an enhanced set of contextual targeting solutions that can be deployed across multiple programmatic platforms.

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  Fraud:  Our solutions safeguard advertisers against increasingly sophisticated invalid digital traffic, such as bot fraud, site fraud, malware (including adware), and app fraud. We continuously monitor and analyze billions of delivered digital ads on a daily basis for aberrant activity in order to detect new fraud schemes. We identify over 500,000 new fraudulent device signatures per day, distributing them to our partners nearly 100 times per day, thereby enhancing the protection we provide our customers.

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  Viewability:  Digital ads are frequently obscured or placed in locations that are out of view from the intended recipient. We help our customers determine if their ads are in-view by the recipient of each advertisement by providing advanced viewability metrics, including average time-in-view, key message exposure and video player size. Our solutions also leverage our historical data to predict the viewability of ads to optimize programmatic buying decisions.

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  Geography:  Many of our customers run distinct media campaigns that are targeted toward specific geographic regions. The intended geography of these media campaigns may be targeted based on the content of the digital ad, but also for compliance reasons. Our customers leverage our solutions to ensure that their geographic targeting requirements are met and that there is language alignment between the digital ad and the intended geographic region.

  DV Authentic Performance

        We developed DV Authentic Performance, a predictive measure of digital ad performance, by leveraging the data we measure through the DV Authentic Ad. Launched in early 2020, DV Authentic Performance is the industry's most comprehensive evaluation of creative exposure and user engagement with a digital ad to provide real-time comprehensive prediction data and drive media campaign performance. DV Authentic Performance evaluates the real-time performance of a digital ad by analyzing over 50 data points on the exposure of the digital ad and the consumer's engagement with the ad and device. DV Authentic Performance evaluates the entire presentation of an ad through metrics that include viewable time, share of screen, video presentation and audibility. Our customers use DV Authentic Performance to predict which ads will perform and make changes to their media strategies in real-time.

  Supply-Side Solutions

        We provide our software solutions and data analytics to publishers and other supply-side customers to enable them to maximize revenue from their digital advertising inventory. Supply-side advertising platforms (such as ad networks and exchanges) utilize our data analytics to validate the quality of their ad inventory and provide data to their customers to facilitate targeting and purchasing digital ads. We also provide the DV Publisher Suite, a unified solution for digital publishers to increase inventory yield by improving video delivery, identifying lost or unfilled sales, and better aggregate data across all inventory sources. The DV Publisher Suite provides the following features to publishers:

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  Unified Analytics:  Eliminates manual, cumbersome, and repetitive tasks with automatically pulled reports to quickly aggregate and normalize a publisher's data and improve decision-making, ROI and operational efficiency.

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  Campaign Delivery Insights:  Tools gather, normalize and analyze campaign delivery to effectively drive yield on digital direct-sold inventory.

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  Media Quality Insights & Optimization:  Powering publishers with analytics and data targeting on deliverability, suitability, viewability and existence of fraud to gain insights into performance and automatically implement ad selection targeting to improve yield.

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  Industry Benchmarks:  Providing insight to publishers on the performance of their inventory in key metrics compared with competing publishers.

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  Video Delivery Automation:  Improves the user experience and maximizes video revenue from a publisher's video inventory through automated healing and acceleration technology.

How We Deploy Our Solutions

        We provide a consistent measurement standard across all major forms of digital media, making it easier for advertiser and supply-side customers to benchmark performance across all of their digital ads and to optimize their digital strategies in real time. Our coverage spans over 40 key geographies where our customers are located and includes:

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  all primary types of purchasing channels, including direct, programmatic, social and CTV;

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  all key media formats, including display and video; and

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  all major devices, including mobile in-app, mobile web and desktop.

We also maintain an expansive set of direct integrations across the entire digital advertising ecosystem in order to provide our customers full coverage across all key channels, formats and devices. Our partner integrations include leading programmatic platforms, such as The Trade Desk, Google Display & Video 360, Amazon Advertising and Verizon Media. Through these integrations, our customers utilize our solutions to better evaluate and optimize inventory purchase decisions. We also have direct integrations with key social platforms, including Facebook, YouTube, Twitter, Pinterest and Snap, which allow us to deliver more robust social campaign data analytics to our advertiser customers. Together, we work seamlessly to empower our partners by providing advertisers clarity and confidence in their digital investments across all key platforms.

Our Customer Interface

        We believe our proprietary customer interface, DV Pinnacle, is the industry's first unified service and analytics platform user interface. DV Pinnacle allows our customers to adjust and deploy controls for their media plan and track campaign performance metrics across channels, formats and devices.

        Profile and Controls:    DV Pinnacle allows brands to set profiles and adjust controls for their media plan's verification settings which are then consistently and automatically deployed across all of an advertiser's digital buying channels. Our customers use DV Pinnacle to configure their Authentic Brand Safety settings such as inclusion/exclusion lists, override lists, custom keyword avoidance, inappropriate content avoidance categories, as well as app brand safety controls such as filtering by app category, star reviews and age ratings. These settings are then automatically uploaded into our customers' programmatic platforms for complete synchronicity between their pre bid and post purchase and measurement settings.

        Analytics:    DV Pinnacle also provides over 200 analytics/reporting metrics and over 50 industry benchmark filters in an easy-to-use dashboard, in order to track campaign performance metrics across channels, formats and devices. This enables advertisers to gain a clear understanding of the quality and effectiveness of their digital media campaigns and allows them to take appropriate actions for campaign optimization. DV Pinnacle generates industry benchmarks that are dynamically refreshed enabling customers to compare the quality of their ads against their peers and allows users to set specific thresholds on key performance indicators that drive success of the media campaign, such as blocking rates, ad delivery and viewability.

DV Pinnacle screenshot:

Integration and Channel Partnerships

        Our technology is integrated with leading digital advertising technology channels, supporting the distribution of our programmatic solutions and enabling us to analyze a broad footprint of data and deliver a comprehensive analysis for our customers. These digital ecosystem integrations are highly complex, requiring significant time and capital to develop, and they are a key driver of our success by creating highly scalable network effects. Our position as a strong, independent analytics partner has enabled us to integrate with key global platforms, including social channels, many of whom are very selective in granting third parties access to their technology environments.

        As new media formats emerge, the strength of our solutions and the flexibility of our software platform allows us to seamlessly onboard new integration partners and secure new partnerships as selling channels for our solutions. For example, as CTV continues to become an increasingly prominent advertising channel, we have secured partnership agreements with multiple leading CTV platforms. These partnerships include Amazon and Roku, each of which have certified our measurement solutions for use on their platforms. We believe that we provide the broadest integration and partnership coverage across the industry. Further, as we build new product sets, these flexible integrations and partnerships allow for seamless distribution of new services on existing partner platforms. We maintain a team of dedicated business development professionals who manage existing partnerships and develop new channels.

        Select integration and channel partners include:

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  Demand Side Platforms:  Amazon, Google, The Trade Desk, Verizon Media Group, AppNexus, MediaMath, Adobe

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  Ad Platforms and Exchanges:  SpotX, InMobi, Amobee, Teads, MoPub (Twitter), Tremor

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  Ad Servers and Ratings/Workflow Platforms:  Nielsen and MediaOcean Prisma

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  Social Platforms:  Facebook, Instagram, YouTube, Twitter, Snapchat, Pinterest

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  CTV:  Amazon and Roku

Sales & Marketing

        Our go-to-market strategy for new customers is focused on driving awareness for our solutions, and fostering relationships with senior brand executives and Chief Marketing Officers ("CMOs") of leading brands, agencies and publishers. Our sales presentation is focused on the market challenges that we address, the benefits that customers have achieved utilizing our solutions and the product innovation and differentiation that drive our superior results. We target the largest global advertisers and we believe that we offer the most comprehensive suite of solutions available in the market.

        Our sales executives are dedicated to one of three functions:

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  Strategic Client Development:  Senior sales representatives responsible for establishing early connections and maintaining relationships with large, blue-chip brands and global advertising agencies through dedicated engagement focused on how to help them achieve their broader corporate initiatives

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  Direct:  Sales representatives dedicated to working with brands and their advertising agencies that are interested in using DV Authentic Ad to analyze the quality and effectiveness of their digital advertising investment across all key channels, formats and devices after an ad is purchased

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  Programmatic:  Sales representatives focused on the media traders at brands or agencies who are responsible for ads purchased programmatically and interested in using our platform to optimize digital campaign strategies by predicting the quality and effectiveness of an ad before a bid is made

        Our sales organization is organized by geographic regions and consists of three regional teams: Americas, EMEA and APAC. We regularly seek to expand into new geographies based on demand from existing customers and the attractiveness of the potential market opportunity, including recent expansion in Japan and India.

        Our marketing team's objectives are to build brand leadership globally, drive sales empowerment through lead generation and top-of-funnel pipeline growth, and support customer retention and up-sell through industry insights, thought leadership and analysis of customer data. We execute this strategy through frequent publications of industry insight reports, whitepapers, case studies, earned media, participation at industry conferences and frequent engagement with the world's leading brands.

        As of September 15, 2020, we had 118 sales professionals, of which 97 were sales representatives and 21 marketing professionals. Our sales and marketing expenses were $26.5 million and $14.4 million in 2019 and 2018, respectively.

Customers

        As of September 1, 2020, we had more than 1,000 customers, comprising many of the world's largest global brands, publishers and other supply-side customers, spanning all major industry verticals including consumer packaged goods, financial services, telecommunications, technology, automotive and healthcare. Our customers currently include over 50 of the top 100 global advertisers, according to Ad Age, including Colgate-Palmolive, Disney, Ford, Mondelēz and Pfizer. Our solutions drive customer loyalty, with net revenue retention of 156% in 2019. No customer accounted for more than 4% of our revenue for the year ended December 31, 2019.

Customer Support

        Our customer support team handles all aspects of customer service from pre-sale technical support to client onboarding, training and implementation of our services. The largest part of the client services department is our dedicated account managers which help customers maximize the value of using our platform. Account managers are responsible for overseeing the technical implementation, client training, ongoing support, proactive optimization recommendations, remediation with media properties and identifying potential incremental opportunities to expand usage of our services. Account managers work closely with product managers to provide direct customer feedback, which is also shared with our technology and development organization, enabling them to implement ongoing improvements and identify potential new product categories. As part of the process of launching new solutions, our account management team works collaboratively with existing customers and their sales representative to highlight the potential benefits to implementing these solutions into their digital ad campaigns. We rely on our account management team to ensure customer satisfaction and retention while also identifying growth opportunities.

        As of September 15, 2020, we had 132 members of the client services team, including 84 account managers. Our customer support expenses were $11.9 million and $8.8 million in 2019 and 2018, respectively.

Product Development

        Ongoing product innovation is central to our business. Rapid advancement of our product capabilities has enabled our business to meet customer needs in the dynamic digital advertising landscape. Through our innovation, we have been able to seamlessly add new capabilities to our solutions over time.

        Our engineering team comprises over 175 employees who are responsible for the development of software and the operations of our infrastructure. We use an agile development process with automated quality assurance, deployment and post-deployment testing to rapidly build, test and deploy new functionality.

        Our product team comprises over 80 employees who are responsible for working with our sales, account management, marketing and business development teams to understand customer input, assess the market opportunity and define the product roadmap. This team is structurally aligned with our engineering organization to ensure there is direct accountability for all aspects of research and product development. Our team includes expert linguists, content classification analysts, fraud researchers and other supporting operational roles which provide the domain expertise and ongoing product development to ensure the highest possible quality of our technology.

        Our product development expenses were $31.6 million and $24.2 million in 2019 and 2018, respectively. We intend to continue to invest in our research and development capabilities to extend our platform to cover a broader range of products, customers and geographies.

Technology

        Our technology is designed to provide our customers with precise, real-time decision-making and measurement data across their digital advertising campaigns. Our proprietary technology evaluates more than 5 billion digital ads displayed each day, measuring whether each one is delivered in the intended geography and in a brand-safe, fraud-free and viewable environment. We own or perpetually license all aspects of our software which we have built to be flexibly implemented on a variety of environments, allowing us to minimize cost while delivering the latency, growth and privacy needs of our global customers.

        Our commitment to providing innovative and accurate advertising data and analytics is accomplished through the following core technology components:

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  Configurable Settings:  We have built a flexible configuration profile and settings distribution solution that allows customers to apply our software to their unique needs and brand preferences. Our flexible technology ensures that new campaigns and configurations are distributed across our global infrastructure in minutes.

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  Omni-Channel Display and Video Measurement Tags:  We have built video and display measurement tags that seamlessly operate in any format or device, enabling simple tagging processes that minimize customer trafficking needs.

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  Advanced Owned & Operated Semantic Science Technology:  Our owned and operated semantic science technology provides accurate and granular content classifications using machine learning and an ontology of over 200,000 distinct content topics.

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  Deterministic, Cross-Channel Fraud and Invalid Traffic Identification:  We operate multiple proprietary fraud and invalid traffic detection models that benefit from the scale of the ads we analyze on a daily basis. Our fraud lab includes a dedicated team of data scientists, mathematicians and analysts from the cyber-fraud prevention community and we leverage AI, machine learning and manual review to detect new forms of fraud. Fraud signature updates are distributed into our serving infrastructure and to our partners nearly one hundred times per day to ensure maximum real-time protection for our customers and the deterministic nature of our algorithms helps to systematically assess risk.

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  Deeply Embedded Technology:  Our technology is deeply embedded into major platforms and partners that provide direct, programmatic and social advertising. These integrations represent years of collective development, joint integration and ongoing quality assurance work between us and our partners.

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  Unified Analytics:  Our customized analytics provide unified insights and analytics to both the digital advertising buyer and seller on every measured ad. We operate customized analytics dashboards, configurable insights and data delivery engines and seamless data integrations that maximize the utility of the data produced by our software.

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  Privacy Framework:  We have built a privacy framework that is directly integrated into our measurement technology. This framework allows us to modify our services in real-time based on the regulatory jurisdiction and data collection consent status of each individual measured ad. Additionally, we do not utilize any third-party cookies or other persistent client-side identifier when deploying our technology making them more compatible with the expanding global regulatory framework related to data privacy.

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  Dedicated Information Security:  Our platform hosts a large quantity of our customer media campaign data. We maintain a comprehensive information security program designed to ensure the security and integrity of our systems and our customers' data. Our security program includes network intrusion monitoring and detection sensors deployed throughout our infrastructure and we have a dedicated staff that monitors our network. In addition, we obtain third party security assessments and audits of our infrastructure and security.

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  Reliable, Scalable and Redundant Infrastructure:  We operate a global proprietary and redundant infrastructure that is highly available, fault tolerant and capital efficient.

Certifications and Accreditations

        Digital advertising measurement is subject to numerous governing industry standards, guidelines and best practices. Supporting these standards are organizations that conduct audit-based accreditations or other certification processes for new products and to renew accreditations on an annual basis. We have received accreditations and certifications from a wide range of industry bodies including the Media Rating Council (MRC), Trustworthy Accountability Group, Audit Bureau of Circulations, German Association for the Digital Economy (BVDW) and Centre d'Étude des Supports de Publicité (CESP). We continue to invest in maintaining and growing our accreditations and certifications as they are a key element to ensuring our solutions are trusted by market participants around the globe. The expansive coverage of our certifications and accreditations across metrics, standards, devices and regions represents significant capital and years of auditing that are difficult for new market entrants to obtain.

Competition

        We operate in a competitive end market with multiple different types of competitors. Our primary competition is other digital ad measurement providers, including Integral Ad Science, a privately held company, and Moat and Grapeshot (Oracle Data Cloud). There are several companies that provide point solutions that address individual aspects of digital ad measurement, such as White Ops and OpenSlate, or geographically focused companies. Some of our ad platform partners also offer their own measurement solutions solely for ads placed through their ad buying tools.

        We believe the principal competitive factors in our market include the following:

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  the ability to provide a unified and consistent MRC-accredited measurement of digital ads across all formats and channels;

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  the ability to provide accurate and reliable data insights on the brand suitability, existence of fraud and viewability of each digital ad to ensure that it meets all of these criteria;

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  the ability to innovate and adapt product offerings to emerging digital media technologies and offer products that meet changing customer needs;

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  the ability to support large, global customers and develop and maintain complex integrations with key partners across the digital advertising ecosystem;

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  the ability to achieve and maintain industry accreditations; and

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  the ability to collect this data across all key platforms and provide independent analytics to our customers.

        We believe we compete favorably on these factors and we will continue to provide valuable data and analytics to our customers.

Intellectual Property

        The protection of our intellectual property is important to our success and our internally developed technology provides the foundation of our proprietary suite of products. We rely on intellectual property laws in the U.S. and abroad, as well as confidentiality procedures and contractual restrictions, to protect our intellectual property. We believe our products are difficult to replicate and we will continue to enhance our intellectual property portfolio as we develop new products and services for our customers.

        As of September 1, 2020, we had one registered U.S. patent, four international patents (two in Japan and two in Finland) and ten pending patent applications, including three in the U.S. We also hold various service marks, trademarks and trade names, including DoubleVerify, our logo design, DV Authentic Ad, DV Authentic Performance and DV Pinnacle, that we deem important to our business. As of September 1, 2020, we had seven registered U.S. trademarks and four pending U.S. trademark applications, and seven international trademarks.

Employees

        As of September 1, 2020, we had more than 560 employees in offices in the United States and around the world, including in the United Kingdom, Israel, Singapore, Australia, Brazil, Mexico, France, Germany, Finland, Japan and Belgium. Around two-thirds of our employees are based in New York, London and Tel Aviv. Our team draws from a broad range of experiences, including technology, investments, sales and research and development. As of September 1, 2020, none of our employees were subject to collective bargaining agreements in the United States or similar arrangements internationally. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements.

Properties

        Our corporate headquarters are located in New York, New York, where we occupy approximately 32,000 square feet under a lease that expires in November 2023 and an additional approximately 19,000 square feet under a lease that expires in September 2024. We lease several additional properties and flexible co-working space in North America, Europe, South America, Asia and Australia. We believe that our properties are adequate for our current needs and if we require additional space, we believe that we would be able to obtain such space on commercially reasonable terms.

Regulatory Matters

        U.S. and international data security and privacy laws apply to our business. As a general matter, our software platform does not rely on third-party cookies and our solutions are not dependent on personally identifiable information, but our measurement of digital ads depends, in part, on the use of certain tracking technologies to measure a user's views and interactions with digital ads. Our ability, like those of other advertising technology companies, to use such tracking technologies is governed by U.S. and foreign laws and regulations, which change from time to time. Additionally, many countries have data protection laws with different requirements than those in the U.S. and this may result in inconsistent requirements and differing interpretations across jurisdictions. Governments, privacy advocates and class action attorneys are increasingly scrutinizing data privacy. New laws have been enacted in California, Brazil and Europe, and more are being considered that may affect our ability to implement our business models effectively. We continue to monitor changes in all applicable data security and privacy regulations and laws in order to maintain compliance with such regulations and laws.

Legal Proceedings

        We are not currently a party to any legal proceedings that would, either individually or in the aggregate, have a material adverse effect on our business, financial condition or cash flows. We may, from time to time, be involved in legal proceedings arising in the normal course of business. The outcome of legal proceedings is unpredictable and may have an adverse impact on our business or financial condition.

MANAGEMENT

        The following table sets forth certain information concerning our executive officers and directors as of September 1, 2020.

        Our current board of directors consists of Mark Zagorski, Laura B. Desmond, R. Davis Noell, David G. Simpson, Lucy Stamell Dobrin, Joshua L. Selip, David J. Blumberg and Teri List-Stoll. Immediately prior to the completion of this offering, Mr. Blumberg will resign from our board and the director nominee referenced below will become a director of our company.

Name	Age	Position
Mark Zagorski	52	Chief Executive Officer and Director
Nicola T. Allais	48	Chief Financial Officer
Matthew McLaughlin	51	Chief Operating Officer
Andrew Grimmig	43	Chief Legal Officer
R. Davis Noell	41	Chairman of the board of directors
Laura B. Desmond	55	Director
David G. Simpson	38	Director
Lucy Stamell Dobrin	32	Director
Joshua L. Selip	33	Director
David J. Blumberg	61	Director
Teri List-Stoll	57	Director
		Director Nominee

Executive Officers and Directors

        Mark Zagorski.    Mark Zagorski has served as our Chief Executive Officer and as a director since July 2020. Prior to that, Mr. Zagorski served as Chief Executive Officer of Telaria, a NYSE-listed video management platform, from July 2017 to April 2020 and, following Telaria's merger with Rubicon Project, served as President and Chief Operating Officer for Rubicon Project (Nasdaq) through June 2020. Prior to that, Mr. Zagorski was Chief Executive Officer of eXelate, a leading data management and analytics platform, from December 2010 until its acquisition by the Nielsen Company in March 2015, and continued to manage the eXelate business as Executive Vice President of Nielsen Marketing Cloud through June 2017. Mr. Zagorski has over 20 years of digital marketing leadership experience and held previous management positions in companies including MediaSpan, WorldNow and Modern Media Poppe Tyson. Mr. Zagorski currently serves on the board of Recruitics and CXO Nexus. Mr. Zagorski received a Master of Business Administration from the University of Rochester's Simon School of Business and a Bachelor of Science in Finance from Gannon University, where he also received an Honorary Doctorate of Humane Letters.

        Mr. Zagorski was selected to serve on our board of directors due to his strong technology experience, his successful track record managing software companies and his background serving on numerous public and private company boards of directors.

        Nicola Allais.    Nicola Allais has served as our Chief Financial Officer since November 2017. Prior to that, Mr. Allais served as Chief Financial Officer of Penton, an information services company, from 2010 to 2017. Prior to Penton, Mr. Allais served as Chief Financial Officer of Downtown Music and also worked at Primedia, Home Box Office and Ernst and Young. Mr. Allais received a Master of Business Administration from Columbia Business School and a Bachelor of Arts from Princeton University.

        Matthew McLaughlin.    Matt McLaughlin has served as our Chief Operating Officer since December 2011. Mr. McLaughlin has over 20 years in Internet technology and online advertising management experience in a variety of product, operations and technology roles. Prior to joining DoubleVerify, Mr. McLaughlin served as President and Chief Operating Officer of CUnet, an online marketing agency and software company supporting the proprietary education space. Prior to CUnet, Mr. McLaughlin held roles at BDMetrics, Performics and Advertising.com. Mr. McLaughlin previously served as a submarine officer in the United States Navy for eight years. Mr. McLaughlin earned his Master of Arts (Cantab) in Natural Science (History and Philosophy of Science) from the University of Cambridge and his Bachelor of Science in Computer Science from the United States Naval Academy.

        Andrew Grimmig.    Andrew Grimmig has served as our Chief Legal Officer since March 2020. Prior to joining the Company, from May 2009 to December 2018 he served as Senior Vice President and General Counsel at Corporate Risk Holdings, which was the former parent company of leading global providers of risk and information services. Prior to Corporate Risk Holdings, Mr. Grimmig was a corporate attorney at Latham & Watkins LLP and Jones Day, LLP where his practice focused on mergers and acquisitions and financing transactions throughout the U.S., Europe, South America, and Asia. Mr. Grimmig earned his Juris Doctor from the Duke University School of Law and his Bachelor of Science from Florida State University.

        R. Davis Noell.    R. Davis Noell currently serves as the Chairman of the board of directors and has served as a director of the Company since September 2017. Mr. Noell currently serves as a Managing Director at Providence. Prior to joining Providence in 2003, Mr. Noell worked in Deutsche Bank's media investment banking group. He is currently a director of The Chernin Group and Smartly.io and was previously a director of GLM, OEConnection, Stream Global Services, SunGard Data Systems and World Triathlon Corporation. He is a trustee of the Gilman School in Baltimore, MD. Mr. Noell received a Bachelor of Arts from the University of North Carolina at Chapel Hill.

        Mr. Noell was selected to serve on our board of directors due to his extensive management experience, strategic leadership track record and service on other boards of directors of technology companies.

        Laura B. Desmond.    Laura B. Desmond has served as a director of the Company since September 2017. In addition, from February 28, 2020 to July 21, 2020, Ms. Desmond served as our Interim Chief Executive Officer. Ms. Desmond is the Founder and Chief Executive Officer of Eagle Vista Partners, a strategic advisory firm focused on marketing and digital technology. From August 2016 to December 2016 Ms. Desmond was the Chief Revenue Officer of Publicis Groupe. Prior to that, she was the Chief Executive Officer of Starcom MediaVest Group, the largest media services company in the world, for nine years. Ms. Desmond is a past Chair of the Advertising Council and serves on the boards of Adobe, Syniverse Technologies and Smartly.io. Ms. Desmond earned a Bachelor of Business Administration in Marketing from the University of Iowa.

        Ms. Desmond was selected to serve on our board of directors due to her extensive background and experience in the advertising, data and marketing industries, leadership track record as a former global agency media service chief executive officer and her extensive background serving on other successful marketing technology public company boards of directors.

        David G. Simpson.    David G. Simpson has served as a director of the Company since September 2017. Mr. Simpson currently serves as a Principal at Providence. Prior to joining Providence in 2014, Mr. Simpson was a vice president at Spectrum Equity, where he focused on investments in the internet, software and information services sectors. Previously, Mr. Simpson worked at Battery Ventures, General Atlantic and Mercer Management Consulting. Mr. Simpson is currently a director at RentPath. He received a Master of Business Administration from the Stanford Graduate School of Business and a Bachelor of Arts from Stanford University.

        Mr. Simpson was selected to serve on our board of directors due to his extensive experience in corporate finance and investing in technology companies.

        Lucy Stamell Dobrin.    Lucy Dobrin has served as a director of the Company since September 2017. Ms. Dobrin currently serves as a Principal at Providence. Prior to joining Providence in 2011, she worked as an analyst in the financial sponsors group at Bank of America Merrill Lynch. She is currently a director of EdgeConneX and Smartly.io and was previously a director of OEConnection. She is currently a director on the boards of Works and Process at The Guggenheim and Tom Gold Dance, two performing arts non-profits. Ms. Dobrin received a Master of Arts and a Bachelor of Arts from the University of Pennsylvania.

        Ms. Dobrin was selected to serve on our board of directors due to her extensive experience in corporate finance, strategic planning and investments and her experience as a director of various companies.

        Joshua L. Selip.    Joshua L. Selip has served as a director of the Company since September 2017. Mr. Selip currently serves as a Vice President at Providence. Prior to joining Providence in 2011, Mr. Selip was an investment banking analyst at Bank of America Merrill Lynch. He currently serves as a director of KPA and TimeClock Plus. Mr. Selip received a Master of Business Administration from Harvard Business School and a Bachelor of Arts from Cornell University.

        Mr. Selip was selected to serve on our board of directors due to his extensive financial investment experience, industry knowledge and service on other boards of directors of technology and software companies.

        David J. Blumberg.    David J. Blumberg has served as a director of the Company since September 2017. Mr. Blumberg founded Blumberg Capital in 1991 and currently serves as its Managing Partner. Prior to Blumberg Capital, he managed international investments with the Bronfman Family Office, Adler & Co, APAX Partners and at T. Rowe Price. He also launched business development for Check Point Software Technologies. Mr. Blumberg also currently serves on the boards of Credorax, EarnUp, EasyKnock, IntSights, Jassby, Lendio, Roam, Shyft, SigOpt, SupplyPike, Trulioo and Wunder. Mr. Blumberg earned a Master of Business Administration from the Stanford Graduate School of Business and INSEAD and a Bachelor of Arts from Harvard College.

        Mr. Blumberg was selected to serve on our board of directors due to his extensive experience in corporate finance, strategic planning and investments and his experience as a director of various companies.

        Teri List-Stoll.    Teri List-Stoll has served as a director of the Company since May 2020. Ms. List-Stoll served as Executive Vice President and Chief Financial Officer at Gap from January 2017 to June 2020. Prior to that, Ms. List-Stoll held management positions at Dick's Sporting Goods, Kraft Foods Group and Procter & Gamble and spent over nine years at Deloitte & Touche LLP. Ms. List-Stoll currently serves on the boards and audit committees of Microsoft and Danaher Corporation. Ms. List-Stoll received a Bachelor of Arts in Accounting from Northern Michigan University.

        Ms. List-Stoll was selected to serve on our board of directors due to her extensive experience in corporate finance, technology and strategic planning in large, global companies, as well as her experience as a director of various public companies.

Corporate Governance

Board Composition and Director Independence

        Our board of directors is currently composed of eight directors. Prior to the completion of this offering, Mr. Blumberg will resign from our board and we expect to appoint an additional director to our board of directors so that our board will continue to be composed of eight directors following the completion of this offering. Our amended and restated certificate of incorporation will provide for a classified board of directors, with members of each class serving staggered three-year terms as follows:

  •
  Our Class I directors will be            ,             and            , and their terms will expire at the annual meeting of stockholders to be held in 2022.

  •
  Our Class II directors will be            ,             and            , and their terms will expire at the annual meeting of stockholders to be held in 2023.

  •
  Our Class III directors will be            and            , and their terms will expire at the annual meeting of stockholders to be held in 2024.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. See "Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and By-laws—Classified Board of Directors."

        Prior to the completion of this offering, we and the Providence Investor (defined later in this prospectus) will enter into the New Stockholders Agreement (defined later in this prospectus) pursuant to which, among other matters, Providence will have the right to designate nominees for our board of directors, whom we refer to as the "Providence Designees," subject to the maintenance of specified ownership requirements. See "Certain Relationships and Related Party Transactions—Relationship with Providence Following this Offering—Stockholders Agreement."

        The number of members on our board of directors may be fixed by resolution adopted from time to time by the board of directors. Subject to the New Stockholders Agreement, any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

        Our board of directors has determined that Laura B. Desmond, Teri List-Stoll and            are "independent" as defined under            rules, and that Teri List-Stoll and             are "independent" as defined under Rule 10A-3 under the Exchange Act applicable to members of our audit committee.

Controlled Company

        After the completion of this offering, we anticipate that Providence will control a majority of the voting power of our outstanding common stock. Providence will own approximately        % of our common stock after the completion of this offering (or approximately        % if the underwriters exercise in full their option to purchase additional shares). Accordingly, we expect to qualify as a "controlled company" within the meaning of            corporate governance standards. Under            rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain            corporate governance standards, including:

  •
  the requirement that a majority of the board of directors consist of independent directors;

  •
  the requirement that our Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees.

        Following this offering, we intend to utilize these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of             corporate governance rules and requirements. The "controlled company" exception does not modify audit committee independence requirements of Rule 10A-3 under the Exchange Act and            rules.

Board Committees

        Upon the listing of our common stock, our board of directors will maintain an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Under            rules and Rule 10A-3 under the Exchange Act, we will be required to have one independent director on our Audit Committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our Audit Committee. Thereafter, our Audit Committee is required to be composed entirely of independent directors. As a "controlled company," we are not required to have independent Compensation or Nominating and Corporate Governance Committees. The following is a brief description of our committees.

  Audit Committee

        Our Audit Committee will be responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications and independence of our independent registered public accounting firm, the effectiveness of our internal control over financial reporting and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee will be responsible for reviewing and assessing the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. Our Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The charter of our Audit Committee will be available without charge on the investor relations portion of our website by the earlier of the closing of this offering or five business days from the date of listing of our common stock.

        Upon the completion of this offering, we expect the members of our Audit Committee to be Teri List-Stoll (Chairperson), David Simpson and            . Our board of directors has designated Teri List-Stoll as an "audit committee financial expert," and each of the members has been determined to be "financially literate" under            rules. Our board of directors has also determined that Teri List-Stoll and            are "independent" as defined under            and Exchange Act rules and regulations.

  Compensation Committee

        Our Compensation Committee will be responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of our company and its subsidiaries (including the Chief Executive Officer), establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the equity compensation plans of our company and its subsidiaries. Our Compensation Committee will also periodically review management development and succession plans. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website by the earlier of the closing of this offering or five business days from the date of listing of our common stock.

        Upon the completion of this offering, we expect the members of our Compensation Committee to be R. Davis Noell (Chairperson), Laura B. Desmond and Teri List-Stoll. In light of our status as a "controlled company" within the meaning of the corporate governance standards of            following this offering, we are exempt from the requirement that our Compensation Committee be composed entirely of independent directors under listing standards applicable to membership on the Compensation Committee, with a written charter addressing the committee's purpose and responsibilities and the requirement that there be an annual performance evaluation of the Compensation Committee.

  Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee will be responsible, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations. The charter of our Nominating and Corporate Governance Committee will be available without charge on the investor relations portion of our website by the earlier of the closing of this offering or five business days from the date of listing of our common stock.

        Upon the completion of this offering, we expect the members of our Nominating and Corporate Governance Committee to be Laura B. Desmond (Chairperson), Teri List-Stoll and R. Davis Noell. In light of our status as a "controlled company" within the meaning of the corporate governance standards of            following this offering, we are exempt from the requirement that our Nominating and Corporate Governance Committee be composed entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities and the requirement that there be an annual performance evaluation of the Nominating and Corporate Governance Committee.

Compensation Committee Interlocks and Insider Participation

        During the last completed fiscal year, Wayne T. Gattinella, Laura B. Desmond and R. Davis Noell served as members of our Compensation Committee. Mr. Gattinella was our Chief Executive Officer and President, and Ms. Desmond and Mr. Noell serve on our board of directors.

        During the last completed fiscal year, none of our executive officers served as a member of the compensation committee (or other committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) or as a director of another entity, one of whose executive officers served on our Compensation Committee or on our board of directors.

        For related party transaction disclosure relating to members of our Compensation Committee, see "Certain Relationships and Related Party Transactions—Relationships with Directors and Officers."

Code of Conduct and Ethics

        Upon the completion of this offering, we expect to have a Code of Conduct that will apply to all of our directors, officers, employees and financial professionals and a "Financial Code of Ethics" that will apply to our Chief Executive Officer, Chief Financial Officer, corporate officers with financial and accounting responsibilities, including the Controller/Chief Accounting Officer, Treasurer and any other person performing similar tasks or functions. The Financial Code of Ethics and the Code of Conduct each address matters concerning ethical conduct, such as actual or apparent conflicts of interest, confidentiality, fair dealing and compliance with laws and regulations. The Financial Code of Ethics and the Code of Conduct will be available without charge on the investor relations portion of our website by the earlier of the closing of this offering or five business days from the date of listing of our common stock.

EXECUTIVE COMPENSATION

        As an "emerging growth company" as defined in the JOBS Act, we are exempt from the chief executive officer pay ratio disclosure rules and the formal requirements for compensation discussion and analysis (and instead may provide required compensation disclosures in a summary table). We have elected to comply with the scaled-back disclosure requirements applicable to emerging growth companies.

        Our named executive officers, or "NEOs", for the year ended December 31, 2020, include each of the individuals who served in the role of our principal executive officer, as well as our two other most highly compensated executive officers. These individuals are:

  •
  Mark Zagorski, Chief Executive Officer

  •
  Matthew McLaughlin, Chief Operating Officer

  •
  Andy Grimmig, General Counsel and Chief Legal Officer

  •
  Wayne Gattinella, former President and Chief Executive Officer

  •
  Laura Desmond, former Interim Chief Executive Officer

        The Company and Mr. Gattinella mutually agreed to terminate his employment on February 28, 2020. Laura Desmond, our lead independent director, served as our Interim Chief Executive Officer following Mr. Gattinella's departure until July 21, 2020, when Mark Zagorski became our Chief Executive Officer.

Summary Compensation Table

        The following table sets forth the compensation earned by our NEOs during our fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)(6)		Total ($)
Mark Zagorski, Chief Executive Officer	2020
Matthew McLaughlin, Chief Operating Officer	2020
Andy Grimmig, General Counsel and Chief Legal Officer	2020
Wayne Gattinella, Former President and Chief Executive Officer	2020
Laura Desmond, Interim Chief Executive Officer	2020							(6)

(1)
The amount in this column for Mr. Zagorski represents a one-time cash sign-on bonus paid to him in connection with the commencement of his employment, and a fixed annual bonus for 2020 that is payable to Mr. Zagorski pursuant to the terms of his employment agreement. The amount in this column for Mr. Grimmig represents the fixed portion of his annual bonus for 2020 that is payable to him pursuant to the terms of his employment agreement. The amount in this column for Ms. Desmond represent cash payments made to her for her services as Interim Chief Executive Officer in 2020.

(2)
Represents the aggregate grant date fair value of restricted stock units granted to our NEOs, and, with respect to the performance-based restricted stock units granted to Mr. Zagorski, the grant date fair value based on the probable outcome of the performance conditions at the date of the grant. The grant date fair value is computed in accordance with FASB ASC Topic 718, except that the amounts in this column are modified to exclude any forfeiture assumptions related to service-based vesting conditions for the performance-based restricted stock units. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation" for a discussion of the relevant assumptions used in calculating these amounts. The amounts do not reflect the value actually realized or that ultimately may be realized by our NEOs in respect of these awards. The amounts shown for Mr. Zagorski assume that the performance conditions for the performance-based restricted stock units will be satisfied in full.

(3)
Represents the aggregate grant date fair value of stock options granted to Mr. Zagorski and Mr. Grimmig. The grant date fair value is computed in accordance with FASB ASC Topic 718. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation" for a discussion of the relevant assumptions used in calculating these amounts. The amounts do not reflect the value actually realized or that ultimately may be realized by Mr. Zagorski or Mr. Grimmig.

(4)
The amount in this column for Mr. McLaughlin represents Mr. McLaughlin's bonus that relates to Company performance for the first half of 2020. Non-guaranteed annual bonuses that relate to Company performance for the second half of 2020 and for the full 2020 calendar year have not yet been determined as of the date of this submission. Once determined, the amount of any non-guaranteed bonuses earned by Mr. McLaughlin and Mr. Grimmig in respect of 2020 will be disclosed as required by SEC rules.

(5)
Amounts reported in the "All Other Compensation" column for our NEOs other than Ms. Desmond include the items set forth in the table below, as applicable to each NEO:

Name	401(k) Contribution	Severance Benefits	Life Insurance Premiums	Income Tax Gross-Up
Mark Zagorski
Matthew McLaughlin
Andy Grimmig
Wayne Gattinella
(6)
Amounts in this column for Ms. Desmond reflect (i) the cash retainers she received for her services as a member of our board, consisting of a $            base retainer, $            for serving as our Lead Independent Director, $            for serving as Chairperson of our Nominating and Governance Committee and $            for serving on our Compensation Committee and (ii) an additional stipend of $            she received from the Company in connection with the cost of her group health care coverage.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

        The key terms of the employment agreements of Messrs. Zagorski, McLaughlin and Grimmig are described below.

  Mark Zagorski

        We are currently party to an agreement with Mark Zagorski, our Chief Executive Officer, that governs the current terms of his employment with us. Mr. Zagorski's agreement has a five-year term, which commenced July 21, 2020. Pursuant to his employment agreement, Mr. Zagorski is entitled to an

annual base salary (which for 2020 was paid at an annual rate of $            ), and is eligible to receive an annual discretionary bonus with a target amount equal to        % of his base salary based upon the attainment of performance goals and objectives established by our board of directors. Mr. Zagorski was also entitled to be granted certain equity awards under our 2017 Omnibus Equity Incentive Plan, or the "2017 Equity Plan", all of which have been granted and which are described in greater detail below in the table and accompanying footnotes under "—Outstanding Equity Awards at Fiscal Year End 2020". Following the completion of this offering, Mr. Zagorski will also be eligible to receive annual equity awards based upon performance and award guidelines established by our board or its compensation committee.

        Mr. Zagorski's employment agreement includes non-compete and employee and customer non-solicitation covenants, effective during his employment and for one-year post-termination. Mr. Zagorski is also entitled to receive severance benefits upon a qualifying termination of his employment, as more fully described below under "—Payments and Potential Payments upon Termination or Change of Control".

  Matthew McLaughlin

        We are currently party to an agreement with Matthew McLaughlin, our Chief Operating Officer, that governs the current terms of his employment with us, as well as a letter agreement providing for certain additional terms relating to his employment. Pursuant to his employment agreement, Mr. McLaughlin is entitled to an annual base salary (which for 2020 was $            ) and is eligible to receive an annual discretionary bonus with a target amount equal to        % of his base salary based upon the attainment of performance goals and objectives established by our board of directors. Mr. McLaughlin was also entitled to be granted certain equity awards under our 2017 Equity Plan pursuant to his employment agreement and the letter agreement, all of which have been granted and which are described in greater detail below in the table and accompanying footnotes under "—Outstanding Equity Awards at Fiscal Year End 2020". Pursuant to his letter agreement, we also agreed to reimburse Mr. McLaughlin for certain term life insurance premiums, and to gross him up for income taxes associated with that reimbursement, as described above in footnote 5 to the "Summary Compensation Table".

        Mr. McLaughlin's employment agreement includes non-compete and employee and customer non-solicitation covenants, effective during his employment and for one-year post-termination. Mr. McLaughlin is also entitled to receive severance benefits upon a qualifying termination of his employment, as more fully described below under "—Payments and Potential Payments upon Termination or Change of Control". Pursuant to Mr. McLaughlin's letter agreement, if we do not enter into a new employment agreement with him by January 15, 2021, his employment agreement will terminate on March 31, 2021, which termination will be considered a qualifying termination.

  Andy Grimmig

        We are currently party to an agreement with Andy Grimmig, our General Counsel and Chief Legal Officer, that governs the current terms of his employment with us. Mr. Grimmig's agreement does not have a fixed term. Pursuant to the agreement, Mr. Grimmig is entitled to an annual base salary (which for 2020 was $            ) and is eligible to receive an annual discretionary bonus with a target amount equal to        % of his base salary based upon the attainment of performance goals and objectives established by the Board. Mr. Grimmig was also entitled to be granted certain equity awards under our 2017 Equity Plan, all of which have been granted and which are described in greater detail below in the table and accompanying footnotes under "—Outstanding Equity Awards at Fiscal Year End 2020".

        Mr. Grimmig's employment agreement includes non-compete and employee and customer non-solicitation covenants, effective during his employment and for one-year post-termination. Mr. Grimmig is also entitled to receive severance benefits upon a qualifying termination of his employment, as more fully described below under "—Payments and Potential Payments upon Termination or Change of Control".

        Mr. Zagorski, Mr. McLaughlin and Mr. Grimmig are also bound by intellectual property assignment and perpetual confidentiality provisions that protect our commercial interests.

  Wayne Gattinella

        Mr. Gattinella's employment agreement terminated on February 28, 2020, concurrent with his departure from the Company. Certain terms of the agreement, including Mr. Gattinella's one-year post-termination non-compete and non-solicitation covenants, survived in accordance with their terms.

  Laura Desmond

        Ms. Desmond did not have an employment agreement with the Company. We are party to a letter agreement with Ms. Desmond that outlines her compensation for serving as a member of our board of directors and provides for payment of a cash payment for her services as Interim Chief Executive Officer. This letter agreement will terminate upon the completion of this offering, at which point Ms. Desmond's compensation will be determined in accordance with our compensation program for non-employee directors.

Annual Cash Incentive Program

        For 2020, each of Mr. McLaughlin and Mr. Grimmig was eligible to receive a cash incentive bonus at a percentage of his annual base salary (      % for Mr. McLaughlin and      % for Mr. Grimmig), based on the achievement of certain financial and operating performance goals that were approved by our Compensation Committee. For Mr. Grimmig, a portion of his target bonus for 2020 was guaranteed pursuant to the terms of his employment agreement. For 2020, the performance goals included revenue, Adjusted EBITDA, and certain operational and strategic objectives, in each case with separate targets for the first half of the year, the second half of the year and the full year. Mr. McLaughlin's bonus in respect of Company performance for the first half of 2020 has been paid in full and is set forth in the "Summary Compensation Table" above. Non-guaranteed bonuses in respect of Company performance during the second half of 2020 and in respect of the full 2020 calendar year have not yet been determined as of the date of this submission. These bonuses are expected to be determined by our board and paid to Mr. McLaughlin and Mr. Grimmig in                . Once determined, the amount of any non-guaranteed bonuses earned by Mr. McLaughlin and Mr. Grimmig in respect of the second half of 2020 and for the full 2020 calendar year will be disclosed as required by SEC rules. The guaranteed portion of Mr. Grimmig's bonus and Mr. Zagorski's entire bonus for 2020, each of which was guaranteed pursuant to the respective terms of their respective employment agreements, are shown in the "Summary Compensation Table" above under the "Bonus" column.

Outstanding Equity Awards at Fiscal Year End 2020

        The following table provides information about outstanding equity awards held by each of our NEOs as of December 31, 2020. All awards were granted under the 2017 Equity Plan. Our equity incentive program was designed to ensure that our senior management and other employees, including our NEOs, help drive stockholder value, and stock options and restricted stock units constitute a meaningful part of our NEOs' compensation. The 2017 Equity Plan is administered by our Compensation Committee, which has discretion, within the parameters of the 2017 Equity Plan, to determine the recipients, amounts and terms of awards. As of                shares of our common stock remained subject to outstanding options under the 2017 Equity Plan at a weighted average exercise

price per share of $            , and                shares of our common stock remained subject to outstanding restricted stock units under the 2017 Equity Plan.

Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark Zagorski	7/28/20	(1)					7/28/30
	7/28/20	(2)					7/28/30
	7/28/20	(3)								(4)
	7/28/20	(5)											(4)
Matthew McLaughlin	9/20/17	(6)					9/20/27
	9/20/17	(7)					9/20/27
	4/27/20	(8)								(4)
Andy Grimmig	4/27/20	(6)					4/27/30
	4/27/20	(7)					4/27/30
	4/27/20	(8)								(4)
Wayne Gattinella(9)
Laura Desmond	9/20/17	(6)					9/20/27
	9/20/17	(7)					9/20/27
	9/20/19	(10)								(4)
	4/27/20	(10)								(4)
	4/27/20	(11)								(4)

(1)
The awards in this row consist of non-qualified stock options granted under our 2017 Equity Plan. The vesting schedule for this award provides that 25% of the options will vest on July 21, 2021, which is the one-year anniversary of Mr. Zagorski's commencement of employment, and then at a rate of 6.25% per quarter over the next 12 quarters, subject in all cases to his continued employment through the applicable vesting date. Notwithstanding the foregoing, upon the completion of this offering, the options that would have vested over the 12 months following the completion of this offering will vest, and the remaining options will vest on their original vesting schedule without regard to the aforementioned acceleration.

(2)
The awards in this row consist of non-qualified stock options granted under our 2017 Equity Plan and are subject to the same time vesting criteria as the options described in note 1 above (including in respect of the accelerated vesting upon the completion of this offering). These options were granted with an exercise price equal to two times the fair market value of a share of our common stock on the grant date, as determined by our board.

(3)
The awards in this row consist of time vesting restricted stock units granted under our 2017 Equity Plan.                of these restricted stock units are subject to the same time vesting criteria as the options described in note 1 above (including in respect of the accelerated vesting upon the completion of this offering). The remaining                 restricted stock units will vest on July 21, 2021, subject to Mr. Zagorski's continued employment through that date.

(4)
Represents the fair value of unvested restricted stock units as of December 31, 2020. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation" for more information regarding determinations of the fair value of equity interests.

(5)
The awards in this row consist of performance vesting restricted stock units granted under our 2017 Equity Plan. Prior to the completion of this offering, these restricted stock units will vest if the fair market value of a share of our common stock equals or exceeds $            , as determined by our board of directors. Following the completion of this offering, these restricted stock units will vest if the closing price per share of our common stock on the New York Stock Exchange equals or exceeds $            for thirty (30)  consecutive trading days. If the performance vesting restricted stock units have not vested on or before July 21, 2024, they will be forfeited.

(6)
The awards in this row consist of non-qualified stock options granted under our 2017 Equity Plan, 25% of which vested on the first anniversary of the vesting commencement date, and the remainder of which have continued to vest at a rate of 6.25% per quarter. The grant date listed here does not correspond to the vesting commencement date of the options for Mr. Grimmig, which was March 30, 2020 (the date Mr. Grimmig commenced his employment with us).

(7)
The awards in this row consist of non-qualified stock options granted under our 2017 Equity Plan that will vest upon the date that the Providence Investor has received cumulative cash proceeds in respect of its investment in the Company equal to two times its aggregate cash investment in the Company.

(8)
The awards in this row consist of time vesting restricted stock units granted under our 2017 Equity Plan. Each award will vest on April 1, 2022, subject to the holder's continued employment through that date.

(9)
Mr. Gattinella had no outstanding equity awards as of December 31, 2020.

(10)
The awards in this row consist of time vesting restricted stock units granted under our 2017 Equity Plan, which vest in two equal annual installments on the first and second anniversary of the grant date, subject to Ms. Desmond's continued service as a member of our board of directors through such vesting date (unless Ms. Desmond's service is terminated, with respect to the September 20, 2019 grant, by us without cause, or by reason of her death or disability, in which case all of Ms. Desmond's unvested restricted stock units will accelerate and fully vest).

(11)
The awards in this row consist of time vesting restricted stock units granted under our 2017 Equity Plan, which vest on the first anniversary of the grant date, subject to Ms. Desmond's continued service as a member of our board of directors through such anniversary (unless Ms. Desmond's service is terminated by us without cause or by reason of her death or disability, in which case all of Ms. Desmond's unvested restricted stock units will accelerate and fully vest).

Payments and Potential Payments upon Termination or Change in Control

Mark Zagorski

        Mr. Zagorski's employment agreement has a five-year term, which commenced July 21, 2020, and may also be terminated at any time prior to the expiration of the term by either party. The employment agreement provides for certain severance benefits. If prior to the expiration of the five-year term, Mr. Zagorski's employment is terminated by us without "cause" or if he resigns his employment for "good reason" (as such terms are defined in his employment agreement), which we refer to as a "qualifying termination," Mr. Zagorski is entitled to receive an amount equal to his annual base salary, payable in semi-monthly installments over 12 months, and also continued medical, dental and vision insurance coverage for 12 months at active employee rates. In addition, if Mr. Zagorski's experiences a qualifying termination on or after the second anniversary of his commencement of employment, he will receive an amount equal to 50% of his target bonus payable in the same semi-monthly installments as the base salary component of his severance.

        If Mr. Zagorski's employment is terminated in a qualifying termination or by reason of his death or disability, the portion of his options and the time-based restricted stock units that would otherwise have vested between the date of termination and the twelve month anniversary of the date of termination will accelerate and fully vest, and such awards will also fully vest upon a change in control. The performance-based restricted stock units are not subject to accelerated vesting upon termination and will vest in a change in control if the change in control price equals or exceeds $            .

Matthew McLaughlin

        Mr. McLaughlin's employment agreement does not provide a fixed term, and may be terminated at any time by either party. The employment agreement provides for certain severance benefits. Upon a qualifying termination, Mr. McLaughlin is entitled to receive (i) an amount equal to the sum of his annual base salary plus his annual bonus paid at 100% of the target, payable in semi-monthly installments over 12 months, (ii) a prorated portion of his annual target bonus for the year in which termination occurs, determined based on the amount accrued by us through the date of his termination and (iii) continued medical, dental and vision insurance coverage for 12 months at active employee rates.

        If Mr. McLaughlin is terminated in a qualifying termination or by reason of his death or disability, the portion of his unvested time-based options that would have vested in the 12 months following his termination will accelerate and vest, and the remaining unvested portion of his time-based options will be forfeited. Additionally, his performance-based options will remain outstanding for a one-year period following such termination and will vest if, during that period, the Providence Investor achieves the cash return performance hurdle described in note 7 to the "Outstanding Equity Awards at Fiscal Year End 2020" table set forth above.

        If Mr. McLaughlin is terminated in a qualifying termination (other than a qualifying termination described in Mr. McLaughlin's letter agreement) and Mr. McLaughlin agrees to provide any transition services reasonably requested by us, or if Mr. McLaughlin is terminated by reason of his death or disability, all of Mr. McLaughlin's unvested restricted stock units will accelerate and fully vest. Additionally, if Mr. McLaughlin's employment terminates under the circumstances set forth in his letter agreement as described above under "Narrative Disclosure to Summary Compensation Table—Employment Agreements", half of his unvested restricted stock units will accelerate and fully vest, and the remaining unvested portion of his restricted stock units will be forfeited.

Andy Grimmig

        Mr. Grimmig's employment agreement does not provide a fixed term and may be terminated at any time by either party. The employment agreement provides for certain severance benefits. Upon a qualifying termination, Mr. Grimmig is entitled to receive an amount equal to six months of his base salary, payable in semi-monthly installments over six months, and also continued medical, dental and vision insurance coverage for six months at active employee rates.

        If prior to the first anniversary of the vesting commencement date of his option, Mr. Grimmig is terminated in a qualifying termination or by reason of his death or disability, a pro rata portion of his unvested time-based options that would have vested on the first anniversary of the vesting commencement date (based on completed months of service) will accelerate and vest, and the remaining unvested portion of his time-based options will be forfeited. Additionally, his performance-based options will remain outstanding for a six-month period following any termination of employment (other than a termination for cause) and will vest if, during that period, the Providence Investor achieves the cash return performance hurdle described in note 7 to the "Outstanding Equity Awards at Fiscal Year End 2020" table set forth above.

        If Mr. Grimmig is terminated in a qualifying termination and Mr. Grimmig agrees to provide any transition services reasonably requested by us, or if Mr. Grimmig is terminated by reason of his death or disability, all of Mr. Grimmig's unvested restricted stock units will accelerate and fully vest.

Wayne Gattinella

        In connection with Mr. Gattinella's departure from the Company, we agreed to provide Mr. Gattinella with cash severance payments equal to his annual base salary and target bonus in effect at the time of his departure payable in equal semi-monthly installments over the 12 month period following his termination. Mr. Gattinella also received the unpaid portion of his 2019 bonus, a pro-rated target bonus for 2020, a payment equal to twelve months of the employer contribution for his health insurance premiums as in effect prior to his termination, twelve months of parking reimbursement and twelve months of access to a co-working space. In addition, Mr. Gattinella was given an additional 12 months of vesting credit for his time-based stock options. On August 14, 2020 the Company notified Mr. Gattinella that it would exercise its right, pursuant to Mr. Gattinella's Separation Agreement, to repurchase all of his outstanding stock options on or prior to October 27, 2020.

Generally

        In the event that we terminate an NEO for "cause", or an NEO breaches a restrictive covenant by which he is bound, all of such NEO's unvested and vested stock options and restricted stock units will be immediately cancelled and forfeited.

        If we experience a "change in control" (as defined in the 2017 Equity Plan), time-based options and time-based RSUs will generally accelerate and vest in full and, to the extent the applicable performance hurdle described above is satisfied as of the date of the change in control, performance-based options and/or the performance-based RSUs will also vest. If performance-based options do not vest in a change in control, they will remain outstanding and be eligible to vest if the Providence Investor subsequently achieves the performance hurdle through payment of deferred proceeds and/or conversion of non-cash proceeds to cash. If the performance-based RSUs do not vest in a change in control, they will be forfeited upon the consummation of the change in control.

Retirement Benefits

        We maintain a 401(k) plan for the benefit of our eligible employees, including the NEOs, under which participants are permitted to contribute a percentage of their compensation on a pre-tax basis, subject to U.S. Internal Revenue Code limits. We make matching fully vested contributions under the 401(k) plan. Our NEOs are eligible to participate in the 401(k) plan on the same basis as our other employees.

        We do not maintain any retirement plans other than the 401(k) plan.

Compensation of Directors for 2020 Fiscal Year

        The following table sets forth information regarding compensation for each of our non-employee directors during our fiscal year ended December 31, 2020. In fiscal year 2020, no director other than Laura Desmond and Teri List-Stoll was compensated by us for services as a director. Because Ms. Desmond is an NEO, all of her compensation for fiscal year 2020, including compensation she received solely in respect of her services as a director, is reported in the Summary Compensation Table above.

Name	Fiscal Year	Fees earned or paid in cash ($)		Stock Awards ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Teri List-Stoll	2020		(1)		(2)
R. Davis Noell	2020
David G. Simpson	2020
Lucy Stamell Dobrin	2020
Joshua L. Selip	2020
David J. Blumberg	2020

(1)
Represents the cash retainer paid to Ms. List-Stoll for her services as a director in 2020, consisting of a $            base retainer, $             for serving as Chairperson of our Audit Committee, $            for serving on our Compensation Committee, and $            for serving on our Nominating and Governance Committee.

(2)
Represents the grant date fair value (determined in accordance with FASB ASC Topic 718) of restricted stock units issued in 2020, which vest on the first anniversary of the grant date, subject to Ms. List-Stoll's continued service as a member of our board of directors through such anniversary. As of December 31, 2020, Ms. List-Stoll held                 outstanding restricted stock units.

        We are party to a letter agreement with Ms. List-Stoll that outlines her compensation for serving as a member of our board of directors. This letter agreement will terminate upon the completion of this offering, at which point Ms. List-Stoll's compensation will be determined in accordance with our compensation program for non-employee directors.

Changes to Director Compensation in Connection with the Offering

        In connection with the offering, we intend for our Board of Directors and our Compensation Committee to consider a new annual compensation program for our non-employee directors, which we expect will consist of a combination of equity-based awards and cash.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information as of September 1, 2020 with respect to the ownership of our common stock by:

  •
  each person known by us to own beneficially more than five percent of our common stock;

  •
  each of the selling stockholders;

  •
  each of our directors and director nominees;

  •
  each of our named executive officers; and

  •
  all of our current executive officers and directors as a group.

        The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

        Percentage computations are based on 419,565,557 shares of our common stock outstanding as of September 1, 2020 and                        shares outstanding following this offering.

        Except as otherwise indicated in the footnotes to the table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is 233 Spring Street, New York, NY 10013.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option is Not Exercised(1)		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option is Exercised in Full(1)
Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class Before the Offering (%)	Shares Offered Hereby	Percent of Class After the Offering (%)	Number of Shares Owned	Percent of Class After the Offering (%)
5% or Greater Stockholders
Providence Equity Partners L.L.C. managed funds(2)	331,030,685	78.9
Blumberg Capital II, L.P.(3)	60,000,000	14.3
Named Executive Officers, Directors and Director Nominees
Mark Zagorski	—	—
Matthew McLaughlin(4)	5,062,441	1.2
Nicola T. Allais(4)	1,803,877	*
Andrew Grimmig	—	—
Wayne T. Gattinella(5)	7,853,618	1.9
Laura B. Desmond(4)	2,279,369	*
R. Davis Noell(6)	—	—
David G. Simpson(6)	—	—
Lucy Stamell Dobrin(6)	—	—
Joshua L. Selip(6)	—	—
David J. Blumberg(3)	60,000,000	14.3
Teri List-Stoll	—	—
All current directors and executive officers as a group (11 persons)(4)	69,145,687	16.5

*
Less than one percent.

(1)
The selling stockholders have granted the underwriters an option to purchase up to an additional                        shares.

(2)
Represents shares of common stock held by Providence Equity Partners VII L.P. and Providence Equity Partners VII-A L.P. Providence Equity Partners VII L.P.'s general partner is Providence Equity GP VII L.P., whose general partner is PEP VII International Ltd. The general partner of PEP VII International Ltd. is Providence Fund Holdco (Domestic ECI) L.P., whose general partner is Providence Managing Member L.L.C. Providence Equity Partners VII-A L.P.'s general partner is Providence Equity GP VII-A L.P., whose general partner is PEP VII-A International Ltd. The general partner of PEP VII-A International Ltd. is Providence Fund Holdco (International) L.P., whose general partner is Providence Holdco (International) GP Ltd. Each of Providence Managing Member L.L.C. and Providence Holdco (International) GP Ltd. is controlled by Jonathan M. Nelson. Investment and voting decisions with respect to shares held by each of Providence Equity Partners VII L.P. and Providence Equity Partners VII-A L.P. are made by Providence Equity GP VII L.P. and Providence Equity GP VII-A L.P., respectively. Jonathan M. Nelson expressly disclaims beneficial ownership of the shares held by Providence Equity Partners VII L.P. and Providence Equity Partners VII-A L.P. The address for each of Providence Equity Partners VII L.P., Providence Equity Partners VII-A L.P. and Jonathan M. Nelson is

  c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(3)
Represents shares of common stock held by Blumberg Capital II, L.P. ("BC II"). Blumberg Capital Management II, L.L.C. ("BCM II") is the sole general partner of BC II and owns no shares of DoubleVerify directly. David J. Blumberg is the managing director of BCM II and owns no shares of DoubleVerify directly. BCM II and Mr. Blumberg have voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II. The address for each of BC II, BCM II and Mr. Blumberg is 501 Folsom Street, Suite 400, San Francisco, California 94105.

(4)
Includes shares which current directors and executive officers have the right to acquire prior to October 31, 2020 through the exercise of stock options and/or vesting of restricted stock units: Nicola T. Allais has the right to acquire 1,653,884 shares; Matthew McLaughlin has the right to acquire 2,706,356 shares; and Laura B. Desmond has the right to acquire 1,679,369 shares. All current directors and executive officers as a group have the right to acquire 6,039,609 shares prior to October 31, 2020 through the exercise of stock options and/or vesting of restricted stock units.

(5)
Wayne T. Gattinella was no longer a director, executive officer or employee of DoubleVerify as of February 28, 2020. On August 14, 2020 the Company notified Mr. Gattinella that it would exercise its right, pursuant to Mr. Gattinella's Separation Agreement, to repurchase all of his outstanding stock options on or prior to October 27, 2020. Following the repurchase of such stock options, Mr. Gattinella will have no unexercised stock options. See Note to our unaudited financial statements for additional information on the repurchase of Mr. Gattinella's stock options.

(6)
Does not include shares of common stock held by Providence Equity Partners L.L.C. managed funds. R. Davis Noell is a managing director, David G. Simpson is a principal, Lucy Stamell Dobrin is a principal and Joshua L. Selip is a vice president of Providence Equity Partners L.L.C. Each of them expressly disclaims beneficial ownership of the shares held by the Providence Equity Partners L.L.C. managed funds. The address for each of R. Davis Noell, David G. Simpson, Lucy Stamell Dobrin and Joshua L. Selip is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

        Prior to the completion of this offering, our board of directors will approve policies and procedures with respect to the review and approval of certain transactions between us and a "Related Person," or a "Related Person Transaction," which we refer to as our "Related Person Transaction Policy." Pursuant to the terms of the Related Person Transaction Policy, our board of directors, acting through our Audit Committee, must review and decide whether to approve or ratify any Related Person Transaction. Any Related Person Transaction is required to be reported to our legal department, which will then determine whether it should be submitted to our Audit Committee for consideration. The Audit Committee must then review and decide whether to approve any Related Person Transaction.

        For the purposes of the Related Person Transaction Policy, a "Related Person Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

        A "Related Person," as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of DoubleVerify or a nominee to become a director of DoubleVerify; any person who is known to be the beneficial owner of more than five percent of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Transactions with Providence and its Affiliates

Expense Reimbursement Agreement

        On September 20, 2017, the Company and DoubleVerify Inc. entered into an Expense Reimbursement Agreement (the "Expense Agreement") with Providence, pursuant to which we agreed to reimburse Providence for reasonable out-of-pocket expenses (including travel and lodging) and costs, expenses and disbursements relating to regulatory compliance or similar matters (including audit expenses) incurred for rendering consulting and management and advisory services to us and our affiliates, including financial and strategic planning and other services as mutually agreed by the parties to the Expense Agreement. We reimbursed Providence $0.2 million in 2019 and $0.2 million in 2018 for their services under the Expense Agreement. Pursuant to the terms of the Expense Agreement, the Expense Agreement will automatically terminate upon the occurrence of this offering.

Other

        From time to time and in the ordinary course of business, we may purchase goods and services from other Providence portfolio companies. We did not incur expenses associated with these related party transactions in any of the years ended December 31, 2018, December 31, 2019 and December 31, 2020.

Relationship with Providence Following this Offering

Stockholders Agreements

        We are currently party to a stockholders agreement, dated as of September 20, 2017, with Providence VII U.S. Holdings L.P. (the "Providence Investor"), Blumberg Capital II, L.P., Oakstone Ventures, Inc., Laura Desmond, and certain other individual stockholders and related trusts (the "Existing Stockholders Agreement"). The Existing Stockholders Agreement contains restrictions on the ability of the parties thereto to freely transfer shares of our common stock. The parties thereto have also agreed to vote their shares of our common stock on certain matters presented to the stockholders, including in favor of all directors nominated by the board of directors for election. In addition, the Providence Investor is entitled under the Existing Stockholders Agreement to nominate for election, fill vacancies and appoint at least six of eight members of the board of directors, any of which may in the Providence Investor's discretion be an independent director. The Providence Investor also has discretion to adjust the number of directors on the board, as well as certain consent rights. The Existing Stockholders Agreement grants the parties thereto piggyback registration rights in connection with a registered offering of our common stock in which the Providence Investor participates (including this offering of our common stock).

        The Existing Stockholders Agreement will automatically terminate on the date the SEC declares effective the registration statement of which this prospectus forms a part and will be replaced with a new stockholders agreement (the "New Stockholders Agreement") between the Company and the Providence Investor. The New Stockholders Agreement will govern the relationship between Providence and us following this offering, including matters related to our corporate governance, such as Board nomination rights and information rights. The New Stockholders Agreement will grant Providence the right to designate for nomination for election a number of Providence Designees equal to: (i) at least a majority of the total number of directors comprising our board of directors at such time as long as Providence owns at least 50% of the outstanding shares of our common stock; (ii) at least 40% of the total number of directors comprising our board of directors at such time as long as Providence owns at least 40% but less than 50% of the outstanding shares of our common stock; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as Providence owns at least 30% but less than 40% of the outstanding shares of our common stock; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as Providence owns at least 20% but less than 30% of the outstanding shares of our common stock; and (v) at least 5% of the total number of directors comprising our board of directors at such time as long as Providence owns at least 5% but less than 20% of the outstanding shares of our common stock. For purposes of calculating the number of Providence Designees that Providence is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded to the nearest whole number and the calculation would be made on a pro forma basis after taking into account any increase in the size of our board of directors.

Registration Rights Agreement

        Prior to the completion of this offering, we expect to enter into a registration rights agreement with the Providence Investor and certain of our other existing stockholders (the "Registration Rights Agreement"). The Registration Rights Agreement will grant to Providence and its permitted assigns, customary demand registration rights and piggyback registration rights, and to such other existing stockholders and their permitted assigns, customary piggyback registration rights, in each case subject to customary terms and conditions.

Relationships with Directors and Executive Officers

Director Indemnification Agreements

        Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreements will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreements. See "Description of Capital Stock—Limitations on Liability and Indemnification."

Transactions with Other Related Parties

Blumberg Capital

        Blumberg Capital is currently party to the Existing Stockholders Agreement. See "—Relationship with Providence Following this Offering—Stockholders Agreements."

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is a summary of the material terms of our amended and restated certificate of incorporation and amended and restated by-laws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. This description assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws, which will take effect prior to the consummation of this offering.

General

        Upon the completion of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.01 per share and            shares of undesignated preferred stock, par value $0.01 per share. Upon the completion of this offering, there will be            shares of our common stock issued and outstanding, not including            shares of our common stock issuable upon exercise of outstanding stock options and vesting of outstanding restricted stock units and no shares of our preferred stock outstanding.

Common Stock

        Holders of common stock will be entitled:

  •
  to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

  •
  to receive, on a pro rata basis, dividends and distributions, if any, that our board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

  •
  upon our liquidation, dissolution or winding-up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

        Our ability to pay dividends on our common stock is subject to the discretion of our board of directors. See "Dividend Policy."

        The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

        We intend to apply to list our common stock on            under the symbol "DV."

        Before the date of this prospectus, there has been no public market for our common stock.

        As of            , 2020, we had            shares of common stock outstanding and            holders of record of common stock.

Preferred Stock

        Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to            shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon the completion of this offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Annual Stockholders Meeting

        Our amended and restated by-laws will provide that annual stockholders meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

        The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated by-laws, a different vote is required, in which case such provision will control. Stockholders do not have the right to cumulate their votes for the election of directors.

Board Designation Rights

        Pursuant to the New Stockholders Agreement, Providence will have specified board designation and other rights following this offering. See "Certain Relationships and Related Party Transactions—Relationship with Providence Following this Offering—Stockholders Agreement."

Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws

        The provisions of our amended and restated certificate of incorporation and amended and restated by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

        Authorized but Unissued Shares of Common Stock.    Following the consummation of this offering, our shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While our authorized and unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

        Authorized but Unissued Shares of Preferred Stock.    Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to        shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

        Classified Board of Directors.    In accordance with the terms of our amended and restated certificate of incorporation, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Under our amended and restated certificate of incorporation, our board of directors will consist of such number of directors as may be determined from time to time by resolution of the board of directors, but in no event may the number of directors be less than one. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation will also provide that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, subject to the New Stockholders Agreement with respect to the director designation rights of Providence. Any director elected to fill a vacancy will hold office until such director's successor shall have been duly elected and qualified or until such director's earlier death, resignation or removal. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

        Removal of Directors.    Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock then entitled to vote at an election of directors until Providence ceases to beneficially own at least 40% of the outstanding shares of our common stock. Thereafter, our amended and restated certificate of incorporation will provide that directors may be removed only for cause upon the affirmative vote of holders of at least 66 2/3% of the outstanding shares of common stock then entitled to vote at an election of directors.

        Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by the Chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Special meetings may also be called by our corporate secretary at the request of the holders of at least a majority of the outstanding shares of our common stock until Providence ceases to beneficially own at least 40% of the outstanding shares of our common stock. Thereafter, stockholders will not be permitted to call a special meeting of stockholders.

        Stockholder Advance Notice Procedure.    Our amended and restated by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated by-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder's intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder's notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year's annual meeting, a stockholder's notice must be delivered to our corporate secretary not later than the later of (x) the close of business on the 90th day prior to the meeting or (y) the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.

        No Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders; provided that stockholder action may be taken by written consent in lieu of a meeting until Providence ceases to beneficially own at least 40% of the outstanding shares of our common stock.

        Amendments to Certificate of Incorporation and By-Laws.    Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may be amended by both the affirmative vote of a majority of our board of directors and the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders; provided that, at any time when Providence beneficially owns less than 40% of the outstanding shares of our common stock, specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including the provisions governing:

  •
  liability and indemnification of directors;

  •
  corporate opportunities;

  •
  the ability of stockholders to act by written consent;

  •
  the ability of stockholders to call a special meeting;

  •
  removal of directors for cause; and

  •
  our classified board of directors.

        In addition, our amended and restated by-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the board of directors, or by the affirmative vote of our stockholders (x) as long as Providence beneficially owns at least 40% of the outstanding shares of our common stock, by at least a majority, and (y) thereafter, by at least 66 2/3%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

        These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

        Delaware Anti-Takeover Law.    In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in business combinations, such as mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or subsidiary with an interested stockholder including a person or group who beneficially owns 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203. Our amended and restated certificate of incorporation will provide that we have elected not to be subject to Section 203 of the DGCL for so long as Providence owns, directly or indirectly, at least 15% of the outstanding shares of our common stock. From and after the date that Providence ceases to own, directly or indirectly, at least 15% of the outstanding shares of our common stock, we will be governed by Section 203.

Limitations on Liability and Indemnification

        Our amended and restated certificate of incorporation will contain provisions relating to the liability of directors. These provisions will eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

  •
  any breach of the director's duty of loyalty;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derives an improper personal benefit.

        The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. In addition, your investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        Our amended and restated certificate of incorporation and our amended and restated by-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.

        Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreements will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Corporate Opportunities

        Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities that are from time to time presented to Providence or any of its affiliates, directors, officers, employees, members or partners, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither Providence nor any of its affiliates, directors, officers, employees, members or partners will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of DoubleVerify, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of DoubleVerify. To the fullest extent permitted by law, by becoming a stockholder in our company, stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

        Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent provided by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim against us arising under the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our amended and restated by-laws) or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Furthermore our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is            .

 SHARES AVAILABLE FOR FUTURE SALE

        We intend to apply to list our common stock on            under the symbol "DV". Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

        Upon the completion of this offering, we will have            shares of common stock outstanding. Of these shares,             shares to be sold in this offering (or            shares if the underwriters exercise in full their option to purchase additional shares will be immediately tradable without restriction under the Securities Act except for any shares held by "affiliates," as that term is defined in Rule 144. Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options or vesting of restricted stock units granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. As of            , 2020, there were stock options outstanding to purchase a total of            shares of our common stock and            outstanding restricted stock units (each restricted stock unit representing the right to receive one share of common stock upon vesting). As of            , 2020,             shares of our common stock were reserved for future issuance under our equity compensation plans, of which            were subject to outstanding awards.

        The remaining            shares of our common stock outstanding as of the completion of this offering will be "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 without regard to the prescribed one-year holding period under Rule 144.

Stock Options and Restricted Stock Units

        Upon the completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options and vesting of restricted stock units and other equity-based awards granted under these plans will, subject to a 180-day lock-up period, also be freely tradable under the Securities Act unless purchased by our affiliates. A total of             shares and            shares of common stock are subject to outstanding stock options and restricted stock units, respectively, previously granted under our equity compensation plans as of September 30, 2020, and an additional            shares of common stock will be available for grants of additional equity awards under equity compensation plans to be adopted prior to the completion of this offering.

Lock-up Agreements

        Our directors and executive officers, and stockholders currently representing substantially all of the outstanding shares of our common stock, including each of the selling stockholders, will sign lock-up agreements, under which they will agree not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of            for a period of 180 days after the date of this prospectus. See "Underwriting."

Registration Rights Agreement

        Providence and its permitted assigns will have the right to require us to register shares of common stock for resale in some circumstances. See "Certain Relationships and Related Party Transactions—Relationship with Providence Following this Offering—Registration Rights Agreement."

Rule 144

        In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of "restricted shares" of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering; and

  •
  the average reported weekly trading volume of our common stock on            during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

        Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Existing Credit Facilities

        On July 31, 2018, we entered into an amended and restated credit agreement (the "Existing Credit Agreement"), by and among our indirect subsidiary DoubleVerify Inc., as borrower, our direct subsidiary DoubleVerify MidCo, Inc., as guarantor, the lenders party thereto, Capital One, National Association, as administrative agent, letter of credit issuer, swing lender and a lead arranger, and Antares Capital LP, as a lead arranger, providing for senior secured credit facilities comprised of (i) a senior secured term loan facility in an aggregate principal amount of $55.0 million (the "Prior Term Loan Facility"), (ii) a senior secured delayed draw term loan facility in an aggregate principal amount of $20.0 million (the "Prior DDTL Facility") and (iii) a revolving credit facility in an aggregate principal amount of $20.0 million (the "Existing Revolving Credit Facility" and, together with the Prior Term Loan Facility and the Prior DDTL Facility, the "Existing Credit Facilities"). As of December 31, 2019, $74.1 million was outstanding under the Existing Credit Facilities.

        On            , 2020, we repaid all amounts outstanding under the Existing Credit Facilities with borrowings under the New Revolving Credit Facility.

New Revolving Credit Facility

        On            , 2020 we entered into the New Revolving Credit Facility in an aggregate principal amount of $             million.

        We intend to use a portion of the proceeds from this offering to repay any and all amounts outstanding under the New Revolving Credit Facility. See "Use of Proceeds."

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, foreign pension funds, "controlled foreign corporations," "passive foreign investment companies," partnerships or other pass-through entities for United States federal income tax purposes, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

        As used in this discussion, the term "Non-U.S. Holder" means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that, for U.S. federal income tax purposes, is:

  •
  an individual who is neither a citizen nor a resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) that is not created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate that is not subject to U.S. federal income tax on income from non-U.S. sources that is not effectively connected with the conduct of a trade or business in the United States; or

  •
  a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will generally depend in part upon the status and activities of such entity and the particular partner. Any such entity or partner of such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

        PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

        If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) with respect to a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder's adjusted tax basis in such share of our common stock, and then as capital gain (which will be treated in the manner described below under "Sale, Exchange or Other Disposition of Common Stock"). Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty. A Non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding for dividends, as discussed below, will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service ("IRS") Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each Non-U.S. Holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such Non-U.S. Holder's eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.

        If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend on a net income basis in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

        A Non-U.S. Holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        The foregoing discussion is subject to the discussion below under "—FATCA Withholding" and "—Information Reporting and Backup Withholding."

Sale, Exchange or Other Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

  (i)
  such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty), subject to certain adjustments;

  (ii)
  such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

  (iii)
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder's holding period with respect to such common stock, and certain other conditions are met.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we presently are not, and we do not presently anticipate that we will become, a United States real property holding corporation. However, because this determination is made from time to time and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets, there can be no assurance that we will not become a United States real property holding corporation. If we were a United States real property holding corporation during the period described in clause (iii) above, gain recognized by a Non-U.S. Holder generally would be treated as income effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, with the consequences described in clause (i) above (except that the branch profits tax would not apply), unless such Non-U.S. Holder owned (directly and constructively) five percent or less of our common stock throughout such period and our common stock is treated as "regularly traded on an established securities market" at any time during the calendar year of such sale, exchange or other disposition.

        The foregoing discussion is subject to the discussion below under "FATCA Withholding" and "Information Reporting and Backup Withholding."

FATCA Withholding

        Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance, ("FATCA") a withholding tax of 30% will be imposed in certain circumstances on payments of dividends on our common stock. In the case of payments made to a "foreign financial institution" (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an "FFI Agreement") or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an "IGA") to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any "substantial" U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or

(ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under "—Distributions on Common Stock," the withholding under FATCA may be credited against such other withholding tax. Each Non-U.S. Holder should consult its own tax advisor regarding these requirements and whether they may be relevant to the Non-U.S. Holder's ownership and disposition of our common stock.

Information Reporting and Backup Withholding

        Distributions on our common stock made to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such distributions generally will be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption, and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code.

        Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or of a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

        Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder's death will be included in such Non-U.S. Holder's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

        We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                and                are the representatives of the underwriters.

Underwriters	Number of Shares

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        The underwriters have an option to buy up to an additional                shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We, our officers, our directors, the selling stockholders and holders of substantially all of our common stock, restricted stock units or stock options outstanding immediately prior to this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of            . See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We intend to apply to list our common stock on the            under the symbol "DV."

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the            , in the over-the-counter market or otherwise.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $           million. We have agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $          .

        We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees

and reimbursement of expenses. Affiliates of each of        and            are lenders under our New Revolving Credit Facility, under which such affiliates were paid customary fees. We intend to use a portion of the proceeds from this offering to repay any and all amounts outstanding under the New Revolving Credit Facility. For additional information on our New Revolving Credit Facility, see "Description of Certain Indebtedness."

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and the United Kingdom

        In relation to each Member State of the European Economic Area and the United Kingdom (each, a "Relevant State"), an offer to the public of our common stock may not be made in that Relevant State, except that an offer to the public in that Relevant State of our common stock may be made at any time under the following exemptions under the Prospectus Regulation:

  •
  To any legal entity which is a qualified investor as defined in the Prospectus Regulation;

  •
  To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

  •
  In any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer or shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, as the same may be varied in that Relevant State by any measure implementing the Prospectus Regulation in that Relevant State. The expression "Prospectus Regulation" means Regulation (EU) 2017/1129), and includes any relevant implementing measure in the Relevant State.

United Kingdom

        In the United Kingdom, this prospectus is being directed only at persons who are qualified investors who are (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); (iii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order or (iv) other persons to whom it may lawfully be communicated (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

        The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

        The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

        Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32").

        Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person that is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

        Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the common shares are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

 VALIDITY OF COMMON STOCK

        The validity of the shares of our common stock offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The financial statements as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the shares of our common stock being sold in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto because some parts have been omitted in accordance with the rules and regulations of the SEC. You will find additional information about us and the common stock being sold in this offering in the registration statement and the exhibits thereto. For further information with respect to DoubleVerify and the common stock being sold in this offering, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an internet site (http://www.sec.gov), from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Copies of the registration statement, including the exhibits and schedules thereto, are also available at your request, without charge, from:

DoubleVerify Holdings, Inc. 233 Spring Street New York, NY 10013 Attention: Investor Relations

        Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to access these reports, proxy statements and other information without charge at the SEC's website, which is listed above. You will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website (http://www.doubleverify.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. None of the information contained on, or that may be accessed through our website or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the stockholders and the Board of Directors of DoubleVerify Holdings, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of DoubleVerify Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes and the schedules listed in the Index to the consolidated financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York
September 21, 2020
We have served as the Company's auditor since 2019

DoubleVerify Holdings, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	As of December 31, 2019	As of December 31, 2018
Assets:
Current assets
Cash and cash equivalents	$10,920	$29,445
Trade Receivables, net of allowances for doubtful accounts of $4,599 and $3,103 as of December 31, 2019 and 2018, respectively	68,683	38,059
Prepaid expenses and other current assets	5,632	3,888

Total current assets	85,235	71,392
Property, plant and equipment, net	13,438	10,537
Goodwill	227,349	174,204
Intangible assets, net	139,621	145,138
Deferred tax assets	95	111
Other non-current assets	533	101

Total assets	$466,271	$401,483

Liabilities and Stockholder's Equity:
Current liabilities
Trade payables	$1,143	$1,183
Accrued expense	16,378	9,745
Income tax liabilities	7,770	—
Current portion of long-term debt	471	280
Current portion of capital lease obligations	1,365	1,623
Contingent considerations current	2,014	—
Other current liabilities	2,869	2,424

Total current liabilities	32,010	15,255
Long-term debt	72,730	53,372
Capital lease obligations	3,518	3,370
Deferred tax liabilities	36,567	32,199
Other non-current liabilities	2,232	4,363
Contingent considerations non current	1,196	—

Total liabilities	148,253	108,559

Commitments and Contingencies (Note 13)
Stockholders' equity
Common Stock, $0.01 par value, 700 million shares authorized, 419 million issued and outstanding, as of December 31, 2019 and 2018, respectively	419	419
Additional paid-in capital	283,178	281,321
Retained earnings	34,488	11,181
Accumulated other comprehensive (income) loss, net of income taxes	(67)	3

Total stockholders' equity	318,018	292,924

Total equity	318,018	292,924

Total liabilities and stockholders' equity	$466,271	$401,483

See accompanying Notes to Consolidated Financial Statements.

DoubleVerify Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,
(in thousands, except share data)	2019	2018
Revenue	$182,663	$104,304

Cost of revenue (exclusive of depreciation and amortization shown separately below)	24,848	18,525
Product development	31,598	24,224
Sales, marketing and customer support	38,401	23,235
General and administrative	26,899	14,631
Depreciation and amortization	21,813	18,626

Income from operations	39,104	5,063
Interest expense	5,202	3,058
Other (income) expense, net	(1,458)	25

Income before income taxes	35,360	1,980
Income tax expense (benefit)	12,053	(1,197)

Net income	$23,307	$3,177

Earnings per share:
Basic	0.06	0.01
Diluted	0.05	0.01
Weighted-average common stock outstanding:
Basic	418,950,906	418,764,371
Diluted	429,129,998	418,764,371
Comprehensive income:
Net income	$23,307	$3,177
Other comprehensive income:
Foreign currency cumulative translation adjustment	(67)	3

Total comprehensive income	$23,240	$3,180

See accompanying Notes to Consolidated Financial Statements.

DoubleVerify Holdings, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

					Accumulated Other Comprehensive (Income) Loss Net of Income Taxes
	Common Stock
			Additional Paid-in Capital	Retained Earnings		Total Stockholders' Equity
(in thousands, except share data)	Shares	Amount
Balances as of January 1, 2018	418,583,064	$419	$279,772	$8,004	$—	$288,195
Foreign currency translation adjustment	—	—	—	—	3	3
Stock-based compensation	—	—	1,442	—	—	1,442
RSU vested	112,500	—	—	—	—	—
Common stock issued under employee purchase plan	149,993	—	100	—	—	100
Common stock issued upon exercise of stock options	4,999	—	7	—	—	7
Net income	—	—	—	3,177	—	3,177

Balances as of December 31, 2018	418,850,556	$419	$281,321	$11,181	$3	$292,924
Foreign currency translation adjustment	—	—	—	—	(70)	(70)
Stock-based compensation	—	—	1,680	—	—	1,680
RSU vested	112,500	—	—	—	—	—
Common stock issued upon exercise of stock options	193,603	—	177	—	—	177
Net income	—	—	—	23,307	—	23,307

Balances as of December 31, 2019	419,156,659	$419	$283,178	$34,488	$(67)	$318,018

See accompanying Notes to Consolidated Financial Statements.

DoubleVerify Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in thousands)	2019	2018
Operating activities:
Net income	$23,307	$3,177
Adjustments to reconcile net income to net cash provided by operating activities
Bad debt expense	3,346	1,487
Depreciation and amortization expense	21,813	18,626
Amortization of debt issuance costs	298	301
Accretion of acquisition liabilities	363	—
Deferred taxes	1,997	(2,045)
Stock-based compensation	1,680	1,442
Interest expense (income)	(119)	216
Change in fair value of contingent consideration	(1,079)	—
Changes in operating assets and liabilities net of effect of business combinations
Trade receivables	(32,741)	(12,972)
Prepaid expenses and other current assets	(1,637)	(1,234)
Other noncurrent assets	(409)	(8)
Trade payables and other liabilities	(538)	(339)
Accrued expenses	6,162	1,369
Other current liabilities	9,954	277
Other non current liabilities	(2,964)	1,761

Net cash provided by operating activities	29,433	12,058

Investing activities:
Acquisition of businesses, net of cash acquired	(57,252)	(11,328)
Purchase of property, plant and equipment	(5,943)	(1,640)

Net cash used in investing activities	(63,195)	(12,968)

Financing activities:
Proceeds from long-term debt	20,000	25,225
Payments of long-term debt	(750)	(985)
Deferred payment related to Leiki acquisition	(2,189)	—
Deferred payment related to acquisition of assets	(71)	(145)
Payment of contingent consideration related to Zentrick acquisition	(601)	—
Common stock issued under employee purchase plan	—	100
Common stock issued upon exercise of stock options	177	7
Capital lease payments	(1,521)	(1,301)

Net cash provided by financing activities	15,045	22,901

Effect of exchange rate changes on cash and cash equivalents and restricted cash	23	(76)

Net (decrease) increase in cash and cash equivalents and restricted cash	(18,694)	21,915

Cash and cash equivalents:
Beginning of period	30,036	8,121

End of period	$11,342	$30,036

	Years ended December 31,
	2019	2018
Cash and cash equivalents	$10,920	$29,445
Restricted cash (included in prepaid expenses and other current assets on the consolidated balance sheet)	422	591

Total cash and cash equivalents and restricted cash	$11,342	$30,036

Supplemental cash flow information:
Cash paid for taxes	1,962	1,866
Cash paid for interest	4,659	2,541
Non-cash investing and financing activities:
Deferred payment obligation issued as consideration	2,097	3,973
Contingent consideration issued	4,690	—
Acquisition of equipment under capital lease	1,535	3,924

See accompanying Notes to Consolidated Financial Statements.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

        DoubleVerify Holdings, Inc. (the "Company"), is a software platform for digital media measurement, data and analytics. The Company's solutions provide advertisers with a single measure of digital ad quality and effectiveness, the Authentic Impression, which ensures that a digital ad was delivered in a brand-safe and fraud-free environment, fully viewable, by a real person and in the intended geography. The Company's customer interface, DV Pinnacle, provides customers with access to data on all of their digital ads and enables them to make changes to their ad strategies on a real-time basis. The Company's solutions are accredited by the Media Rating Council, which allows the Company's data to be used as a single-source standard in the evaluation and measurement of digital ads.

        DoubleVerify Holdings, Inc. incorporated on August 16, 2017, is registered in the state of Delaware and is the parent company of DoubleVerify Inc. ("DoubleVerify"). On August 18, 2017, DoubleVerify entered into an agreement and plan of merger (the "Agreement"), whereby Pixel Group Holdings, Inc. (the "Ultimate Parent") and Pixel Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of the Company, agreed to provide for the merger of the Merger Sub with DoubleVerify pursuant to the terms and conditions of the Agreement.

        On the effective date, Merger Sub was merged with and into DoubleVerify whereupon the separate corporate existence of Merger Sub ceased and DoubleVerify continued as the surviving corporation.

        Through the merger, the Company acquired 100% of the outstanding equity instruments of DoubleVerify (the "Acquisition") resulting in a change of control at the parent level. The merger resulted in the application of acquisition accounting under the provisions of Financial Accounting Standards Board ("FASB") Topic Accounting Standards Codification ("ASC") 805, "Business Combinations."

        The Company has established wholly owned subsidiaries in fourteen jurisdictions, including Israel, the United Kingdom, Germany, Singapore, Australia, Canada, Brazil, Belgium, Finland and Japan, covered below.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Preparation and Principles of Consolidation

        The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and reflect the financial statements of the Company and all of its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates and Judgments in the Preparation of the Consolidated Financial Statements

        The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expense during the reporting periods. Significant estimates and judgments are inherent in the analysis and measurement of items included, but not limited to: revenue recognition criteria including the determination of principal versus agent revenue considerations, income taxes, the valuation and recoverability of goodwill and intangible assets, the assessment of potential loss from contingencies, assumptions in valuing acquired assets and

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

liabilities assumed in business combinations, the allowance for doubtful accounts, and assumptions used in determining the fair value of stock-based compensation. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates. These estimates are based on the information available as of the date of the Consolidated Financial Statements.

Segment Reporting

        The Company's operating segments are determined based on the units that constitute a business for which discrete financial information is available and for which operating results are regularly reviewed by the Chief Operating Decision Maker (CODM). The CODM is the highest level of management responsible for assessing the Company's overall performance and making operational decisions. The Company operates in one single operating and reportable segment.

Fair Value Measurements

        The Company evaluates the fair value of certain assets and liabilities using the fair value hierarchy. Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company applies the three-tier GAAP value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1	—	observable inputs such as quoted prices in active markets;
Level 2	—	inputs other than the quoted prices in active markets that are observable either directly or indirectly;
Level 3	—	unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

        Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measure.

        The carrying amounts of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term nature of these instruments.

Foreign Currency

        A majority of the Company's revenues are generated in U.S. dollars. In addition, most of the Company's costs are denominated and determined in U.S. dollars. Thus, the reporting currency of the Company is the U.S. dollar.

        The functional currency of the Company's foreign subsidiaries is generally the local currency.

        The assets and liabilities of subsidiaries whose functional currency is a foreign currency are translated at the period-end exchange rates. Income statement items are translated at the average monthly rates for the year. The resulting translation adjustment is recorded as a component of

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

accumulated other comprehensive (income) loss and is included in the Consolidated Statement of Stockholders' Equity.

Cash and Cash Equivalents

        The Company considers all short-term highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents. Pursuant to the Company's investment policy, its surplus funds are kept as cash or cash equivalents in money market and savings accounts to reduce its exposure to market risk.

Restricted Cash

        Restricted cash, which is included in Prepaid expenses and other current assets, represents amounts pledged as collateral for certain agreements with third parties. Upon satisfying the terms of the agreements, the funds are expected to be released and available for use by the Company. As of December 31, 2019 and 2018, the Company had $0.4 million and $0.6 million of restricted cash, respectively.

Trade Receivables Net of Allowances for Doubtful Accounts

        Trade receivables are non-interest bearing and are stated at gross invoice amounts. A receivable is recorded when the Company has an unconditional right to receive payment based on the satisfaction of performance obligations, such that only the passage of time is required before consideration is due, regardless of whether amounts are billed or unbilled. Included in trade receivables on the Consolidated Balance Sheet are unbilled receivable balances which have not yet been invoiced. Gross trade receivables include unbilled receivable balances of $25.1 million and $12.4 million as of December 31, 2019 and 2018, respectively.

        The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the customers may have an inability to meet financial obligations, such as bankruptcy proceedings and receivable amounts outstanding for an extended period beyond contractual terms. In these cases, the Company uses assumptions and judgment, based on the best available facts and circumstances, to either record a specific allowance against these customer balances or to write the balances off.

        Write-offs of accounts receivable are taken in the period when the Company has exhausted its efforts to collect overdue and unpaid receivables or otherwise has evaluated other circumstances that indicate that the Company should abandon such efforts.

Property, Plant and Equipment, net

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets:

Computer equipment	3 years
Office furniture and equipment	4 - 7 years
Leasehold improvements	4 - 6 years

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

        Assets under capital leases are recorded at their net present value at the inception of the lease. Assets under capital leases and leasehold improvements are amortized over the shorter of the related lease terms or their useful lives.

        Expenditures which significantly improve or extend the life of an asset are capitalized, while charges for routine maintenance and repairs are expensed during the year incurred.

Capitalized Software

        Capitalized software, which is included in Property, plant and equipment, net, consists of costs to purchase and develop internal-use software, which the Company uses to provide services to its customers. The costs to purchase and develop internal-use software are capitalized from the time that the preliminary project stage is completed, and it is considered probable that the software will be used to perform the function intended. These costs include personnel and related employee benefits for employees directly associated with the software development and external costs of the materials or services consumed in developing or obtaining the software. Any costs incurred during subsequent efforts to upgrade and enhance the functionality of the software are also capitalized. Once this software is ready for use in the Company's products, these costs are amortized on a straight-line basis over the estimated useful life of the software, which is typically 3 to 5 years. The Company did not capitalize software costs in 2018 as the Company did not have a process in place to track costs. During the year ended December 31, 2019 the Company capitalized $3.1 million in internal-use software cost. Amortization expense was $0.4 million on capitalized internal-use software costs during the year ended December 31, 2019 and is included with depreciation expense on Property, plant and equipment. Based on the Company's capitalized software development costs as of December 31, 2019, estimated amortization expense of $0.9 million and $0.9 million is expected to be recognized in 2020 and 2021, respectively.

Leases

        The Company leases its facilities and meets the requirements to account for these leases as operating leases. For facility leases that contain rent escalations or rent concession provisions, the Company records its lease expense during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability. Leasehold improvements funded by landlords or allowances are recorded as leasehold improvement assets and a deferred rent liability which is amortized as a reduction of rent expense over the lesser of the term of the lease or life of the asset.

        The Company leases computer equipment that meet the requirements to account for these as capital leases. The Company records capital leases as an asset and an obligation at an amount equal to the present value of the minimum lease payments as determined at the beginning of the lease term. Depreciation of capitalized leased assets is computed over their useful life and is included in depreciation expense.

Business Combinations

        The Company recognizes assets acquired, and liabilities assumed at their fair value on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. Acquisition-related costs are expensed as incurred.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Goodwill

        Goodwill represents the excess of purchase price over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired.

        The valuation of goodwill involves the use of management's estimates and assumptions. The carrying value of goodwill is not amortized, but rather, is evaluated for impairment at least annually, as of October 1, and, additionally on an interim basis, whenever events or changes in circumstances indicate that the carrying amount of goodwill will not be recoverable. The Company performs this evaluation by comparing the fair value of a reporting unit to its carrying value including goodwill recorded by the reporting unit.

        The Company has a single reporting unit. The Company's review for impairment includes an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its´ carrying value. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its´ carrying value, the Company performs a quantitative goodwill impairment test, which compares the fair value of the reporting unit with its´ carrying amounts. The Company estimates the fair value of its reporting unit considering both income and market-based approaches. The estimated fair value of a reporting unit is determined based on assumptions regarding estimated future cash flows, discount rates, long-term growth rates and market values.

        The Company completed its analyses for each of the years ended December 31, 2019, and 2018, and determined that there was no impairment of goodwill.

Intangible Assets, net

        Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

        The estimated useful lives of the Company's finite-lived intangible assets are as follows:

Technology	4 - 8 years
Customer relationships	5 - 12 years
Trademarks	5 - 15 years

Impairment of Long-Lived Assets

        Long-lived assets, such as property and equipment and intangible assets subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances, such as changes to the Company's product offerings, indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than the Company had originally estimated. Recoverability of these assets is measured by comparison of the carrying amount of each asset or asset group to the future undiscounted cash flows the asset or asset group is expected to generate over their remaining lives. If the asset or asset group is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset or asset group. If the useful life is shorter than originally estimated, the Company amortizes the remaining

DoubleVerify Holdings, Inc.

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2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

carrying value over the new shorter useful life. There were no impairment losses recognized for the years ended December 31, 2019 and 2018.

Debt Issuance Costs

        The Company reflects debt issuance costs in the Consolidated Balance Sheets as a direct deduction from the gross amount of debt, consistent with the presentation of a debt discount. Debt issuance costs are amortized to interest expense over the term of the underlying debt instrument, utilizing the effective interest method for the debt.

Revenue Recognition

        On January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (ASC 606), using the modified retrospective method. The adoption of ASU 2014-09 did not result in a material change in the timing or amount of revenue recognized. Prior to January 1, 2019, the Company recognized its revenues in accordance with ASC 605, Revenue Recognition, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Results for reporting periods beginning after January 1, 2019 are presented in accordance with ASC 606, while prior period amounts have not been adjusted.

        In accordance with ASC 606, the Company recognizes revenue under the core principle to depict the transfer of control to its customers in an amount reflecting the consideration to which it expected to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

        Advertisers can purchase the Company's services to measure the quality and performance of ads purchased directly from digital properties, including publishers and social media platforms, which the Company tracks as Advertiser Direct revenue. Advertisers can also purchase the Company's services through programmatic platforms to evaluate the quality of ad inventories before they are purchased, which the Company tracks as Advertiser Programmatic revenue. Supply-side customers use the Company's data to validate the quality of their ad inventory and provide data to their customers to facilitate targeting and purchasing digital ads.

        The Company's contracts with customers may include multiple promised services, consisting of the various impression measurement services the Company offers.

        For Advertiser Direct and Advertiser Programmatic revenues, contracts with multiple performance obligations typically consist of services aimed at advertisers to help evaluate and ensure the success of a brand campaign by measuring impressions. These services are generally delivered together as impressions are measured. The Company's arrangements typically include the service of measuring the authentic impressions.

        For Advertiser Direct revenue, advertisers are provided access to the Company's platform through the Company's proprietary self-service software that provides the Company's customers with access to data on all their digital ads and enables them to make changes to their ad strategies. In these arrangements, the customer pays a fee to the Company based on the ads measured.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

        For Advertiser Programmatic revenues, advertisers ("customers") may purchase the Company's service offering through a Demand-Side Platform that manages various ad campaign auctions and inventory on behalf of the advertisers. Customers elect to use the Company's service of evaluating the quality of advertising inventory up for bid on an advertising exchange. The ability to provide these services to customers requires that the Company enter into product integration agreements with Demand-Side Platforms who in turn make the Company's services available to advertisers. In these arrangements, the customer pays a fee to the Company (collected by the Demand-Side Platform) for the successful execution of the purchase of advertising inventory on an exchange.

        For all revenue channels, the Company identifies performance obligations by evaluating whether the promised goods and services are capable of being distinct and distinct within the context of the contract at contract inception. Promised goods and services that are not distinct at contract inception are combined as one performance obligation. Once the Company identifies the performance obligations, the Company will determine the transaction price based on contractually fixed amounts. The Company allocates the transaction price to each performance obligation based on the standalone selling price.

        For Advertiser Direct and Advertiser Programmatic revenues, the Company considers the "right to invoice" practical expedient appropriate in the context of the Company's contracts as this directly corresponds to the value of the Company's performance to date. In this case, the Company's pricing structure is (1) solely variable on the basis of the customer's usage of the Company's services, (2) is priced at a fixed rate per usage and (3) gives the entity the right to invoice the customer for its usage as it occurs.

        Supply-Side Customer revenues consist of arrangements with supply-side media platforms and publishers to validate the quality of the ad inventory they sell to advertisers. These arrangements generally include minimum guaranteed fees and are recognized on a straight-line basis over the access period, which is usually twelve months. Once the minimum guaranteed amount is achieved, any excess is recognized as earned based on a tiered pricing structure. Such revenues are recognized over time, on an input method time-elapsed basis, as the Company is providing services that the customer is continuously consuming and receiving benefit from, and such recognition best depicts the transfer of control to the customer.

        The Company recognizes revenue when (or as) it satisfies a performance obligation by transferring promised services to a customer. Revenue is recognized either over time or point in time, as the Company is providing services that the customer is continuously consuming and receiving benefit from or upon completion of the service. For those arrangements recognized over time, the Company utilizes an output method, based on the volume of impressions processed. The Company believes that this method best depicts the transfer of control and benefit of goods and services to customers.

        For transactions that involve third parties, the Company evaluates which party in the arrangement obtains control of the Company's services (and is therefore the Company's customer), which impacts whether the Company reports as revenue the gross amounts paid by the advertiser through the Demand-Side Platform or the net amount paid by the Company's Demand-Side Platform partners. For certain arrangements, advertisers ("customers") may purchase the Company's service offering through a Demand-Side Platform that manages various ad campaign auctions and inventory on behalf of the advertisers. Customers elect to use the Company's service of evaluating the quality of advertising inventory up for bid on an advertising exchange. The ability to provide these services to customers

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

requires that the Company enter into product integration agreements with Demand-Side Platforms who in turn make the Company's services available to advertisers. In these arrangements, the customer pays a fee to the Company (collected by the Demand-Side Platform) for the successful execution of the purchase of advertising inventory on an exchange. In these transactions, the Company transfers control of the Company's services directly to the advertiser (who is the Company's customer) and therefore revenue is recognized for the gross amount paid by the advertiser for the Company's services. Specifically, the Company transfers control of the data that is influencing the purchasing decisions directly to the customer and the Company is primarily responsible for providing these services to the customer. That is, control of these services (or a right to these services) does not transfer to the Demand-Side Platform before they are transferred to the Company's customers. Further, the Company has latitude in establishing the sales price with those customers as there is a fixed retail rate card that is included in the product integration agreements with the Demand-Side Platforms or are governed by contracts in place with the customers. Accordingly, the Company records revenue for the gross amounts paid by advertisers for these services and records the amounts retained by the Demand-Side Platforms as a cost of sales.

        The following table disaggregates revenue between advertiser customers, where revenue is generated based on number of ads measured for Direct or measured and purchased for Programmatic, and supply-side customers, where revenue is generated based on contracted minimum guarantees and tiered pricing when guarantees are met.

        Disaggregated revenue by customer type is as follows:

	Year Ended December 31,
(in thousands)	2019	2018
Advertiser—direct	$84,423	$60,122
Advertiser—programmatic	83,475	36,866
Supply—side customer	$14,765	$7,316

Total Revenue	$182,663	$104,304

        Contract assets relate to the Company's conditional right to consideration for completed performance under the contract (e.g., unbilled receivables) and are included in Trade receivables, net of allowance for doubtful accounts.

Costs to fulfill or obtain a contract

        Applying the practical expedient, the Company recognizes direct fulfillment costs as an expense when incurred if the amortization period of the assets is one year or less. These costs include commission programs to compensate employees for generating sales orders under the Company's master services agreements or integration agreements, and are included in sales, marketing, and customer support. The Company has not incurred incremental costs to obtain contracts during the periods ended December 31, 2019 and 2018, respectively.

Operating Expenses

        Cost of revenue includes platform hosting fees, data center costs, software and other technology expenses, and other costs directly associated with data infrastructure. Cost of revenue also includes

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

personnel costs including salaries, bonuses, stock-based compensation, and employee benefit costs, for personnel who provide the Company's customers with support using the Company's software platform and the personnel who support the Company's software platform, other allocated overhead expenses and commissions related to revenue share arrangements with Demand-Side Platforms. Cost of revenues excludes depreciation and amortization.

        Product development expenses consists primarily of personnel costs, including salaries, bonuses, stock-based compensation and employee benefits costs, allocated overhead inclusive of engineering, product and technical operation expenses, third-party consultant costs associated with the ongoing research, development and maintenance of the Company's software platform. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization, which are then recorded as product development costs included in Property, plant and equipment, net on the Company's Consolidated Balance Sheet.

        Sales and marketing expense consist primarily of personnel costs, including salaries, bonuses, stock-based compensation, employee benefits costs and commission costs, for the Company's sales and marketing personnel. Sales, marketing, and customer expense also include costs for market development programs, allocated overhead, which is comprised of client service, sales and marketing expenses, advertising costs, attendance at events and trade shows, promotional and other marketing activities. Commissions costs are expensed as incurred.

        Advertising costs include expenses associated with direct marketing but does not include the cost of attendance at events and trade shows. Advertising costs were $0.1 million and nil for the years ended December 31, 2019, and 2018, respectively.

        General and administrative expense consists primarily of personnel costs, including salaries, bonuses, stock-based compensation, and employee benefits costs associated with the Company's executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, rent, bad debt expense and other overhead expense, which is comprised of human resource and finance expense, as well as other corporate costs.

Concentrations of credit risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company maintains cash deposits with financial institutions that, from time to time, exceed applicable insurance limits. The Company reduces this risk by maintaining such deposits with high quality financial institutions that management believes are creditworthy. Cash and cash equivalents are maintained with several financial institutions domestically and internationally. The combined account balances held on deposit at each institution typically exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company monitors this credit risk and makes adjustments to the concentrations as necessary. As of December 31, 2019 and 2018, the Company had deposits of $7.5 million and $24.0 million, respectively, which exceeded the FDIC insurance coverage amounts.

        With respect to accounts receivable, credit risk is mitigated by the Company's ongoing credit evaluation of its customers' financial condition. No single customer accounted for more than 10 percent of trade receivables for the years ended December 31, 2019 and 2018. With respect to revenues, no

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

single customer accounted for more than 10% of revenues for the years ended December 31, 2019 and 2018.

Other (income) expenses, net

        Other (income) expense, net primarily consists of interest income, change in fair value associated with contingent considerations, and the impact of foreign currency transaction gains and losses associated with monetary assets and liabilities.

Income taxes

        Income taxes are accounted for using the asset and liability method. Deferred income taxes are provided for temporary differences in recognizing certain income, expense and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the difference between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Excess tax benefits and tax deficiencies are recognized in the income tax provision in the period in which they occur.

        The Company records a valuation allowance when it determines, based on available positive and negative evidence, that it is more-likely-than-not that some portion or all of its deferred tax assets will not be realized. The Company determines the realizability of its deferred tax assets primarily based on the reversal of existing taxable temporary differences and projections of future taxable income (exclusive of reversing temporary differences and carryforwards). In evaluating such projections, the Company considers its history of profitability, the competitive environment, and general economic conditions. In addition, the Company considers the time frame over which it would take to utilize the deferred tax assets prior to their expiration.

        For certain tax positions, the Company uses a more-likely-than-not threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements. The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense.

        On December 22, 2017, U.S. tax reform legislation known as the Tax Cuts and Jobs Act (the "TCJA") was signed into law. As of December 31, 2018, the Company's accounting for the TCJA has been completed. The Company has determined the effects of certain provisions, including but not limited to: a reduction in the corporate tax rate from 35% to 21%, a limitation of the deductibility of certain officers' compensation, a limitation on the current deductibility of net interest expense in excess of 30% of adjusted taxable income, a limitation of net operating losses generated after 2018 to 80% of taxable income, an incremental tax (base erosion anti-abuse or "BEAT") on excessive amounts paid to foreign related parties, and a minimum tax on certain foreign earnings in excess of 10% of the foreign subsidiaries tangible assets (global intangible low-taxed income or "GILTI"). As part of its GILTI review, the Company has determined that it will account for GILTI income as it is generated (i.e., treat it as a period expense).

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

        In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (SEC Update). The update was issued to provide guidance on the income tax accounting implications of the TCJA. This includes the filing of financial statements with provisional amounts if companies are unable to finalize accounting provisions due to the changes enacted by the TCJA. In addition, subsequent changes to provisional amounts and disclosures are addressed in the ASU. The Company has completed the accounting for the effects of the Tax Act in its Consolidated Financial Statements with immaterial adjustments recorded as of December 31, 2018.

Stock-Based Compensation

        The Company accounts for stock-based compensation awards issued to its employees and members of its Board of Directors (the "Board") in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value-based measurement method in accounting for these transactions with employees.

        Stock-based compensation is measured at grant date based on the estimated fair value of the award and is expensed on a straight-line basis over the requisite service period net of an estimated forfeiture rate. The Company uses historical data to estimate forfeitures. The Company's stock-based compensation awards relates to restricted stock units and stock options. The fair value of restricted stock unit awards is determined on the grant date based on the grant date stock price. The fair value of stock option awards is determined on the grant date using the Black-Scholes Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility, the expected option term and the fair market value of the Company's common stock. Since there is no public market for the Company's common stock, the Company bases its estimates of expected volatility on the median historical volatility of a group of publicly traded companies it believes are comparable to the Company, and uses the average of i) the weighted average vesting period and ii) the contractual life of the option, calculated using the "simplified method". The simplified method allows for estimating the expected life based on an average of the option vesting term and option life, provided that all options meet certain criteria of "plain vanilla" options. The risk-free interest rate is based on the yield from U.S. treasury bonds as of the expected term. Additionally, the Company has assumed that dividends will not be paid.

        Certain grants of stock options to executives contain a performance based vesting condition, whereby the award will vest upon the Company receiving cash amounts in excess of a predefined multiple of the initial investment amount of its majority owner, subject to the option holders continued employment with the Company. During the years ended December 31, 2019 and 2018, the outcome of that performance condition is not considered probable, and therefore the Company did not recognize any expense associated with these stock options.

Earnings per Share

        Basic and diluted earnings per share ("EPS") are determined in accordance with ASC 260, Earnings per Share. Basic EPS is calculated by dividing net income by the weighted average number of common stock outstanding during the period. Diluted EPS is based upon the weighted average number

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

of outstanding shares of common stock and dilutive common stock equivalents in the period. Common stock equivalents arise from dilutive stock options and restricted stock units and are computed using the treasury stock method. Anti-dilutive common stock equivalents are excluded from diluted EPS.

Emerging Growth Company Status

        The Company is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

        These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.07 billion in non-convertible debt during the prior three-year period.

Recent Accounting Pronouncements Adopted

        In January 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). ASU 2016-01 modifies how entities measure certain equity investments and also modifies the recognition of changes in the fair value of financial liabilities measured under the fair value option. Entities will be required to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. For financial liabilities measured using the fair value option, entities will be required to record changes in fair value caused by a change in instrument-specific credit risk (own credit risk) separately in other comprehensive income. ASU 2016-01 was adopted by the Company on January 1, 2018 and it had no impact to the Company's Consolidated Financial Statements.

        In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 is intended to reduce diversity in practice on how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity-method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 was adopted by the Company on January 1, 2018 using prospective adoption and did not have a material impact on the Company's Consolidated Financial Statements.

        In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) ("ASU 2016-18"). ASU 2016-18 provides guidance on the classification of restricted cash to be included

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. ASU 2016-18 was adopted by the Company on January 1, 2018 using the retrospective adoption method, which resulted in $1.4 million of restricted cash was added to the beginning balance for the year ended December 31, 2018 Consolidated Statement of Cash Flows. All restricted cash are presented on the face of the Consolidated Balance Sheet as Prepaid expenses and other current asset.

        In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), which eliminates the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. ASU 2017-04 was early adopted by the Company on January 1, 2018 on a prospective basis and it had no impact to the Company's Consolidated Financial Statements.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation-Stock Compensation (Topic 718) ("ASU 2017-09"). ASU 2017-09 provides clarity and guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. ASU 2017-09 was adopted by the Company on January 1, 2018 and it had no impact to the Company's Consolidated Financial Statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

Financial Instruments—Credit Losses

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments("ASU 2016-13"), which is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to, available for sale debt securities and accounts receivable. This guidance is effective for annual reporting periods beginning after December 15, 2022 for non-public entities, including interim periods within that reporting period. Early adoption is permitted. The Company is currently in process of evaluating the impact of this standard on its Consolidated Financial Statements.

Cloud Computing

        In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract ("ASU 2018-15"). This update was issued to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments in ASU 2018-15 are effective for annual periods beginning after December 15, 2020 for non-public entities, including interim reporting periods within those annual periods. Early adoption is permitted. The Company is currently in process of evaluating the impact of this standard on its Consolidated Financial Statements.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Leases

        In February 2016, the FASB issued ASU No. 2016-02, Leases Topic 842 ("ASU 2016-02"). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 for non-public entities, with early adoption permitted. The Company is currently in process of evaluating the impact of this standard on its Consolidated Financial Statements.

Simplifying the Accounting for Income Taxes

        In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) ("ASU 2019-12"). ASU 2019-12 provides guidance on the simplification of accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidelines. This ASU is effective for fiscal years, beginning after December 15, 2021, and for interim periods beginning after December 15, 2022, for non-public entities, with early adoption permitted. The Company is currently in process of evaluating the impact of this standard on its Consolidated Financial Statements.

Reference Rate Reform

        In March 2020, the FASB issued ASU No. 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU No. 2020-04"). The amendment in this update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendment in this update applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendment do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The amendment in this update is effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently in the process of evaluating the impact of this standard on the Consolidated Financial Statements. The Company continues to monitor the transition of LIBOR to alternative reference rate measures.

3. Business Combinations

Ad-Juster, Inc.

        On October 29, 2019, the Company acquired all the outstanding stock of Ad-Juster, Inc. ("Ad-Juster"), a cloud-based SaaS provider of unified data reporting and analytics solutions for digital advertising publishers. The Company acquired Ad-Juster to expand its product offerings. The Ad-Juster products allows publishers to compile, analyze, and share data to maximize digital advertising revenue and streamline digital advertising operations across multiple platforms. The purchase price related to this acquisition was $35.5 million in cash which included closing adjustments of approximately

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

$0.2 million paid in February 2020. Upon acquisition, the Company used $1.8 million in cash to pay down Ad-Juster's vested stock options, which was included in the consideration transferred. The Ad-Juster acquisition was financed with available cash drawn down from the Company's Delayed Draw Term Loan, as described in Footnote 7, Debt.

        The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the acquisition date:

(in thousands)
Assets
Cash and cash equivalents	$2,484
Trade receivables	788
Prepaid expenses & other current assets	163
Property, plant & equipment	151
Intangible Assets
Technology	4,750
Trademarks	490
Customer Relationships	1,470

Total Intangible Assets	6,710
Goodwill	28,940

Total assets acquired	$39,236
Liabilities
Deferred tax liabilities	$957
Trade payables	358
Accrued expenses	478
Other current liabilities	131

Total liabilities assumed	1,924

Total purchase consideration	$37,312

        The acquired intangible assets of Ad-Juster are amortized over their estimated useful lives. Accordingly, trademark will be amortized over five years, customer relationships will be amortized over ten years and developed technology will be amortized over four to eight years. For the year ended December 31, 2019, amortization for the acquired intangible assets was $0.2 million. The Company recognized a deferred tax liability of $1.0 million in relation to the intangible assets acquired.

        The goodwill and identified intangible assets are not deductible for tax purposes. The Company incurred acquisition-related transaction costs of $1.0 million for the year ended December 31, 2019, which are included in general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income.

        The financial results of Ad-Juster were included in the Company's Consolidated Financial Statements from the date of acquisition and the results included in the periods presented for the acquisition are not material. The pro forma impact of the Ad-Juster acquisition is not material to the Company's overall consolidated operating results and therefore is not presented.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

Zentrick NV

        On February 15, 2019, the Company acquired all of the outstanding stock of Zentrick NV ("Zentrick"). Zentrick, headquartered in Ghent, Belgium is a digital video technology company that provides middleware solutions that increase the performance of online video advertising for brand advertisers, advertising platforms and publishers. The Company acquired Zentrick to expand its product offerings. The aggregate purchase price consists of 1) $23.2 million paid in cash in closing, which excluded closing adjustments of approximately $0.2 million paid in April 2019 2) $0.1 million in holdback payment of which 50% is payable 12 months after the closing date, and the remaining 50% payable 24 months after the closing date and 3) up to $17.3 million of performance-based deferred payments comprised of two components. The first component has a $4.0 million maximum payment related to four milestone tranches of $1.0 million each based on achievement of certain product milestones ("technical milestones"). The second component has a total maximum payment of $13.0 million and varies based upon certain revenue targets in fiscal 2019, 2020, and 2021 ("revenue targets").

        Under the terms of the deferred payment, approximately $2.4 million of the technical milestones and $5.6 million of the revenue targets is accounted for as consideration in the business combination, and approximately $1.6 million of the technical milestones and $7.4 million of the revenue targets is compensation expense under ASC 710.

        The technical milestone component of $2.4 million had a fair value at acquisition of $2.3 million and is adjusted to fair value at each reporting date. During 2019 the first technical milestone was achieved, and the Company paid $0.6 million. As of December 31, 2019, the fair value of the remaining consideration was $1.8 million and is recorded in contingent consideration in the Consolidated Balance Sheets. The revenue target component of $5.6 million had a fair value at acquisition of $2.4 million and is adjusted to fair value at each reporting date. As of December 31, 2019, the fair value was $1.4 million and is recorded in contingent consideration in the Consolidated Balance Sheets. The $1.1 million change in fair value of the payments related to the contingent consideration was recorded to other expenses in the Consolidated Statements of Operations and Comprehensive Income.

        As of December 31, 2019, the Company included a current portion of $2.0 million and a non-current portion of $1.2 million, which are included in contingent consideration current and contingent consideration non-current, respectively, in the Consolidated Balance Sheet.

        The technical milestone component of $1.6 million of compensation expense is being expensed on a straight-line basis over the expected achievement periods of the technical milestone tranches, which is the required service period per the agreement and is reflected in the Consolidated Statements of Operations and Comprehensive Income in product development expenses. The revenue target component of $7.4 million of compensation expense is being expensed on a straight-line basis over each fiscal revenue target tranche based on the expected probability of achievement, which is the required service period per the agreement and is reflected in the Consolidated Statements of Operations and Comprehensive Income in product development expenses.

        For the year ended December 31, 2019, $1.7 million was charged to and classified as product development expense in the Consolidated Statements of Operations and Comprehensive Income. As of December 31, 2019 the Company included a current portion of $1.0 million and a non-current portion

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

of $0.3 million, which are included in other current liabilities and other long-term liabilities, respectively, in the Consolidated Balance Sheet.

        The following table summarizes the components of purchase price that constitutes the consideration transferred:

(in thousands)
Cash	$23,417
Fair value of contingent consideration—technical milestones	2,319
Fair value of contingent consideration—revenue targets	2,370
Fair value of deferred payment	100

Total	$28,206

        The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

(in thousands)
Assets
Cash and cash equivalents	$724
Trade receivables	454
Other assets	164
Intangible assets
Technology	4,700
Customer Relationships	150

Total Intangible Assets	4,850
Goodwill	24,241

Total assets acquired	$30,433

Liabilities
Deferred tax liabilities	$1,431
Trade payables	117
Other current liabilities	679

Total liabilities assumed	2,227

Total purchase consideration	$28,206

        The acquired intangible assets of Zentrick are amortized over their estimated useful lives. Accordingly, customer relationships will be amortized over five years and developed technology will be amortized over five years. For the year ended December 31, 2019, amortization for the acquired intangible assets was $0.8 million. The Company recognized a deferred tax liability of $1.4 million in relation to the intangible assets acquired.

        The goodwill and identified intangible assets are not deductible for tax purposes. The Company incurred acquisition-related transaction costs of $0.6 million for the year ended December 31, 2019, which are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

        The financial results of Zentrick were included in the Company's Consolidated Financial Statements from the date of acquisition and the results included in the periods presented for the acquisition are not material. The pro forma impact of the Zentrick acquisition is not material to the Company's overall consolidated operating results and therefore is not presented.

Leiki Oy

        On December 27, 2018, the Company acquired all of the outstanding stock of Leiki Oy ("Leiki"). Leiki is headquartered in Helsinki, Finland and provides contact and contextual classification services in multiple languages for digital text and video data to brands and publishers worldwide. The Company acquired Leiki to expand its product offerings. The aggregate purchase price consists of 1) $13.1 million paid in closing in cash 2) working capital adjustment to be paid within 1 year, and 3) holdback payment of approximately $4.1 million of which 50% is payable 12 months after the closing date, and the remaining 50% payable 18 months after the closing date. Upon acquisition, the Company used $0.6 million in cash to pay down Leiki's vested stock options, which was included in the consideration transferred.

        The total consideration transferred was $17.8 million. The cash consideration transferred was $13.9 million, including closing adjustments of $0.2 million that was paid in 2019. The holdback payment is not contingent on a future event occurring or condition being met but based solely on the passage of time, therefore the holdback payment is not accounted for as a contingent consideration. The holdback payment is initially measured at fair value on the acquisition date and the deferred payment is included in the total cash consideration transferred. During the year ended December 31, 2019, the company paid $2.0 million, and therefore the deferred payment balance was $2.0 million and $3.9 million as of December 31, 2019 and 2018, respectively, which is presented in liabilities in the Consolidated Balance Sheets.

        The following table summarizes the components of purchase price that constitutes the consideration transferred:

(in thousands)
Cash	$13,865
Fair value of deferred payments	3,932

Total	$17,797

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

        The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

(in thousands)
Assets
Cash and cash equivalents	$2,240
Trade receivables	595
Property, plant and equipment	6
Intangible assets
Technology	3,000
Customer Relationships	100

Total Intangible Assets	3,100
Goodwill	13,909

Total assets acquired	$19,850

Liabilities
Deferred tax liabilities	$912
Trade payables	607
Accrued expenses	534

Total liabilities assumed	2,053

Total purchase consideration	$17,797

        The acquired intangible assets of Leiki are amortized over their estimated useful lives. Accordingly, customer relationships will be amortized over five years and developed technology will be amortized over five years. For the year ended December 31, 2019 and 2018, amortization for the acquired intangible assets was $0.6 million and nil, respectively. The Company recognized a deferred tax liability of $0.9 million in relation to the intangible assets acquired.

        The goodwill and identified intangible assets are not deductible for tax purposes. The Company incurred acquisition-related transaction costs of $0.5 million for the year ended December 31, 2018, which are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

        The financial results of Leiki were included in the Company's Consolidated Financial Statements from the date of acquisition and the results included in the periods presented for the acquisition are not material. The pro forma impact of the Leiki acquisition is not material to the Company's overall consolidated operating results and therefore is not presented.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Goodwill and Intangible Assets

        The change in carrying value of goodwill is as follows:

(in thousands)
Goodwill at January 1, 2018	$160,295
Business combinations (Leiki)	13,909

Goodwill at December 31, 2018	174,204
Business combinations (Zentrick and Ad-Juster)	53,181
Foreign exchange impact	(36)

Goodwill at December 31, 2019	$227,349

        The following table summarizes the Company's intangible assets and related accumulated amortization:

	December 31, 2019			December 31, 2018
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and brands	11,690	(1,718)	9,972	11,200	(954)	10,246
Customer relationships	102,220	(19,148)	83,072	100,600	(10,702)	89,898
Developed Technology	63,184	(16,607)	46,577	53,708	(8,714)	44,994

Total intangible assets	$177,094	$(37,473)	$139,621	$165,508	$(20,370)	$145,138

        Amortization expense related to intangible assets amounted to $17.1 million and $15.6 million for the years ended December 31, 2019 and 2018, respectively.

        Estimated future expected amortization expense of intangible assets as of December 31, 2019, is as follows:

(in thousands)
2020	$17,913
2021	17,860
2022	17,860
2023	17,825
2024	16,205
Thereafter	51,958

Total	$139,621

        The weighted-average remaining amortization period by major asset classes as of December 31, 2019 is as follows:

(In years)
Trademarks and brands	12
Customer relationships	10
Developed Technology	6

        To date, there have been no impairments recorded within the Company's Consolidated Financial Statements related to these assets.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Property, Plant and Equipment

        Property, plant and equipment, including equipment under capital lease obligations and capitalized software development costs, consists of the following:

	December 31,
(in thousands)	2019	2018
Computers and peripheral equipment	$12,666	$8,875
Office furniture and equipment	387	299
Leasehold improvements	5,736	5,105
Capitalized software development costs	3,144	—
Less accumulated depreciation and amortization	(8,495)	(3,742)

Total property, plant and equipment, net	$13,438	$10,537

        For the years ended December 31, 2019 and 2018, total depreciation and amortization expense was $4.7 million and $3.0 million, respectively.

        Property and equipment financed through capital lease obligations, consisting of computer equipment, totaled $9.0 million and $7.5 million on December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, accumulated depreciation related to property and equipment financed through capital leases totaled $5.2 million and $2.8 million, respectively, see footnote 13, Commitments and Contingencies.

6. Fair Value Measurement

        The following tables present the Company's financial instruments that are measured at fair value on a recurring basis:

	As of 12/31/2019
(in thousands)	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Assets:
Cash equivalents:	$2,473	$—	$—	$2,473

Liabilities:
Contingent consideration current	—	—	2,014	2,014
Contingent consideration non current	—	—	1,196	1,196

Contingent consideration	$—	$—	$3,210	$3,210

	As of 12/31/2018
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Assets:
Cash equivalents:	$14,352	$—	$—	$14,352

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Fair Value Measurement (Continued)

        Cash equivalents, consisting of money market funds and time deposits, of $2.5 million and $14.4 million as of December 31, 2019 and 2018, respectively, were classified as Level 1 of the fair value hierarchy and valued using quoted market prices in active markets.

        Contingent consideration relates to potential payments that the Company may be required to make associated with a business combination. To the extent that the valuations of these liabilities are based on inputs that are less observable or not observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for measures categorized in Level 3.

        Rollforward of the fair value measurements of the contingent consideration categorized with Level 3 inputs as of December 31, 2019 is as follows:

(in thousands)	Year Ended December 31, 2019
Balance at January 1	$—
Fair value at date of acquisition	4,689
Fair value adjustments	(1,079)
Payments during the year	(601)
Accretion expense	200

Balance at December 31	$3,210

        The fair value of the component of contingent consideration related to achievement of revenue targets have been estimated using a Monte Carlo model to simulate future performance of the acquired business under a risk-neutral framework; significant assumptions include a risk-adjusted discount rate of 14.8% and revenue volatility of 23.0%. The fair value of the component of contingent consideration related to achievement of four technical milestones have been estimated using situation-based modeling, which considers the probability-weighted present value of the expected payout amount. The fair value was re-measured during 2019, resulting in a decrease in fair value of $1.1 million. This decrease in fair value is due to actual 2019 revenues falling below the milestone target, and a decrease in forecasted 2020 and 2021 revenues for the 2020 and 2021 revenue targets, and changes in estimates related to the timing of achievement of three of the four technical milestones moved approximately 12 months.

7. Long-term Debt

        On September 20, 2017, DoubleVerify entered into a Credit Agreement with Capital One Bank consisting of a $30 million term loan facility (the "Old Loan"), a revolving loan facility of up to $7 million (the "Old Revolver"), and a letter of credit facility of up to $3 million as a sublimit of the Revolver. The Old Loan was payable in quarterly installments of $0.08 million, with the outstanding balance due in full at maturity on September 20, 2022.

        On July 31, 2018, DoubleVerify entered into an Amended Agreement, providing for a $55 million term loan facility with Capital One Bank (the "New Loan"), a $20 million delayed draw term loan facility (the "Delayed Draw Term Loan"), a revolving loan facility of up to $20 million (the "Revolver"), and a letter of credit facility of up to $5 million as a sublimit of the Revolver. The New Loan was used to refinance DoubleVerify's existing indebtedness, and to finance a portion of the purchase price for Leiki.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Long-term Debt (Continued)

        The New Loan is payable in quarterly installments of $0.1 million, with the outstanding balance due in full at maturity on July 31, 2023.

        On February 14, 2019, in accordance with the terms of the New Loan, DoubleVerify borrowed $20 million under the Delayed Draw Term Loan. The Delayed Draw Term Loan is payable in quarterly installments of $0.1 million and bears interest at LIBOR plus 3.75%. The outstanding balance is due in full at maturity on July 31, 2023.

        As of December 31, 2019, $73.2 million of the Loan, net of unamortized debt issuance costs of $1 million, was outstanding bearing interest at LIBOR plus 3.75%.

	December 31,
(in thousands)	2019	2018
Long Term loan	$74,113	$54,863
Debt issuance costs	(912)	(1,211)

	73,201	53,652
Less: Current portion of long-term debt, net	(471)	(280)

Long-term debt, net of current position	$72,730	$53,372

        The Revolver bears interest at LIBOR plus 3.75%, and there were no borrowings outstanding as of December 31, 2018 or December 31, 2019.

        As of December 31, 2019, DoubleVerify had stand-by letters of credit of $2.1 million under the New Loan, which relate to its office space in New York. The amount of the stand-by letters of credit reduces the availability of the New Revolver, and provides for a letter of credit fee rate of 3.75%.

        The New Loan contains a number of significant negative covenants. Subject to certain exceptions, these covenants require DoubleVerify to comply with certain requirements and restrictions to, among other things: incur indebtedness; create liens; engage in mergers or consolidations; make investments, loans and advances; pay dividends or other distributions and repurchase capital stock; sell assets; engage in certain transactions with affiliates; enter into sale and leaseback transactions; make certain accounting changes; and make prepayments on junior indebtedness.

        As a result of these restrictions, substantially all of the net assets of DoubleVerify at December 31, 2019 were restricted from distribution to the Company or any of its holders of equity.

        Borrowings under the New Loan are collateralized by substantially all of DoubleVerify's tangible and intangible assets and contain customary events of default. The New Loan requires DoubleVerify to remain in compliance with a maximum leverage ratio as defined, measured quarterly, of less than a specified amount, times DoubleVerify's rolling twelve-month earnings before interest, taxes, depreciation and amortization. As of December 31, 2019, the maximum total leverage ratio is 5.25 times and DoubleVerify is in compliance with this covenant.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Long-term Debt (Continued)

        The aggregate amounts of long-term debt maturities subsequent to December 31, 2019 are as follows:

(in thousands)	Total
2020	$750
2021	$750
2022	$750
2023	$71,863

8. Income Tax

        The components of income before taxes are as follows:

	Year ended December 31,
(in thousands)	2019	2018
Domestic	$28,690	$2,454
Foreign	6,670	(474)

Total tax provision (benefit)	$35,360	$1,980

        Income tax provision (benefit) is as follows:

	Year ended December 31,
(in thousands)	2019	2018
Current
Federal	$3,524	$—
State	4,776	594
Foreign	1,756	371

Total current tax provision (benefit)	$10,056	$965

Deferred
Federal	$1,830	$(1,134)
State	151	(916)
Foreign	16	(112)

Total deferred tax provision (benefit)	$1,997	$(2,162)

Income tax provision (benefit)	$12,053	$(1,197)

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Income Tax (Continued)

        A reconciliation of the statutory U.S. income tax rate to the effective income tax rate is as follows:

	Year ended December 31,
	2019	2018
Statutory federal tax rate	21.0%	21.0%
State taxes	11.5%	(30.2)%
Tax credits	(2.2)%	—%
Foreign taxes	0.7%	12.8%
Nondeductible items	3.1%	16.3%
Change in valuation allowance	—%	4.4%
Change in statutory rates	—%	(84.7)%

Effective tax rate	34.1%	(60.4)%

Income Tax Provision (Benefit)

        The Company's effective tax rate for the year ended December 31, 2019 was higher than the U.S. federal statutory income tax rate primarily due to the impact of state and local income taxes, certain tax credits, and the impact of other permanent book-tax differences. For the year ended December 31, 2018, the Company's effective tax rate was lower than the U.S. federal statutory income tax rate primarily due to a tax benefit of return to provision adjustments related to deductible transaction costs, offset by state and local income taxes, changes in statutory rates, and other permanent book-tax differences.

Deferred Income Taxes

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Income Tax (Continued)

reporting purposes. The following table details the components of deferred tax assets and liabilities as of December 31, 2019 and 2018:

	As of December 31,
(in thousands)	2019	2018
Deferred tax assets:
Accrued expenses and other	$5,392	$2,785
Net operating losses	1,978	9,177
R&D and AMT credits	—	129

Gross deferred tax assets	7,370	12,091

Valuation allowance	(88)	(88)

Total deferred tax assets, net of valuation allowance	$7,282	$12,003

Deferred tax liabilities:
Purchased intangibles	$(41,180)	$(42,032)
Depreciation and amortization	(2,574)	(2,059)

Total deferred tax liabilities	(43,754)	(44,091)

Net deferred tax liabilitiy	$(36,472)	$(32,088)

Tax Valuation Allowance

        The Company's deferred tax assets and liabilities are primarily comprised of purchased intangibles and accumulated tax loss carryforwards. As of each reporting date, management considers new evidence, both positive and negative, that could impact management's view with regard to the future realization of deferred tax assets. As of December 31, 2019, (i) the Company's taxable temporary differences will provide sufficient US future taxable income to realize the US deferred tax assets and (ii) the Company's projected future pre-tax book income in the US and respective foreign countries is expected to provide sufficient taxable income to realize the deferred tax assets within each jurisdiction's respective statutory carryforward period. Based on this analysis, the Company has concluded that it is more likely than not that the Company will realize most of its US and foreign deferred taxes assets. A valuation allowance is assessed to a small amount of foreign capital losses.

Net Operating Loss and Credit Carryforwards

        As of December 31, 2019, the Company had a Federal net operating loss carryforward of approximately $3.1 million and a state net operating loss carryforward of approximately $17.2 million. In addition, the Company had loss carryforwards for various foreign countries where the Company has business operations. The aggregate amount of foreign loss carryover is not material as of December 31, 2019. Federal net operating loss carryforwards can be used to offset against taxable income in the future and begin to expire in 2031. The Company utilized approximately $32.3 million and $18.9 million of Federal and state net operating loss carryforwards, respectively, in 2019. Utilization of Federal net operating loss carryforwards may be subject to annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The Company's net operating loss carryforwards are subject to the annual limitation under Section 382 of the Internal Revenue Code.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Income Tax (Continued)

Uncertain Tax Positions

        The Company's income tax returns are open to examination by federal and state authorities for the tax years ended December 31, 2015 and later. However, the Company believes that its tax positions are all highly certain of being upheld upon examination and intends to defend those positions if challenged by the Internal Revenue Services or another taxing jurisdiction.

        For uncertain tax positions, the Company uses a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements. The Company has unrecognized tax benefits, which are tax benefits related to uncertain tax positions which have been or will be reflected in income tax filings that have not been recognized in the financial statements due to potential adjustments by taxing authorities in the applicable jurisdictions. The Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $0.6 million and $0.4 million as of December 31, 2019 and 2018, respectively. The amount of unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate are $0.5 million and $0.3 million as of December 31, 2019 and 2018, respectively and include the federal tax benefit of state deductions. The Company anticipates that no unrecognized tax benefits will reverse during the next year due to the expiration of statutes of limitation.

        Changes in the Company's unrecognized tax benefits are as follows:

	For the Year Ended December 31,
(in thousands)	2019	2018
Beginning balance	$383	$—
Increase related to tax positions of prior years	—	—
Increase related to tax positions of the current year	212	383
Decrease related to tax positions of prior years	—	—
Decrease due to lapse in statutes of limitations	—	—

Ending balance	$595	$383

9. Employee Benefit Plans

        The Company has a 401(k) plan for the benefit of all U.S. employees who meet certain eligibility requirements. This plan covers substantially all of the Company's full-time U.S. employees. The Company's contributions costs were $0.7 million and $0.5 million for the years ended December 31, 2019 and 2018 respectively.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Earnings Per Share

        The following table reconciles the numerators and denominators used in computations of the basic and diluted EPS for the years ended December 31:

(in thousands, except share data)	2019	2018
Numerator:
Net Income (basic and diluted)	$23,307	$3,177
Denominator:
Weighted-average common shares outstanding	418,950,906	418,764,371
Dilutive effect of stock based awards	10,179,092	—

Weighted-average dilutive shares outstanding	429,129,998	418,764,371

Basic earnings per share	$0.06	$0.01

Diluted earnings per share	$0.05	$0.01

        Approximately 27.8 million, and 53.8 million weighted average shares issuable under stock-based awards were not included in the diluted EPS calculation in the years ended December 31, 2019, and 2018, respectively, because they were antidilutive.

11. Stock-Based Compensation

Employee Stock Option Plan

        On September 20, 2017, the Company established an Equity Incentive Program (the "Plan") which provides for the granting of incentive and nonqualified stock options to certain employees, directors, independent contractors, consultants and agents. Under the Plan, the Company may grant non-qualified stock options, stock appreciation rights, restricted stock units, and other stock-based awards up to 62,546,895 shares of Common Stock.

        Options become exercisable subject to vesting schedules up to four years from the date of the grant and subject to certain timing restrictions upon an employee's separation of service and no later than 10 years after the grant date.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Stock-Based Compensation (Continued)

        A summary of stock option activity as of and for the years ended December 31, 2018 and 2019 is as follows:

	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2018	45,539,267	$0.70	9.85	$—
Options granted	11,982,170	0.78	—	—
Options exercised	4,999	0.67	—	—
Options forfeited	1,892,001	0.89	—	—
Outstanding as of December 31, 2018	55,624,436	0.71	8.93	5,276,986
Options granted	4,689,300	1.68	—	—
Options exercised	193,603	0.81	—	—
Options forfeited	1,153,397	0.97	—	—

Outstanding as of December 31, 2019	58,966,736	0.78	8.04	$86,024,354

Options expected to vest as of December 31, 2019	17,861,030	0.96	8.31	23,051,521
Options exercisable as of December 31, 2019	17,353,121	0.74	7.93	26,054,946

        The table above includes grants to executives that contain a performance based vesting condition. During the year ended December 31, 2018, the Company issued 3.7 million performance-based stock options. The Company did not issue any performance-based stock options during the year ended December 31, 2019. As of December 31, 2019 and December 31, 2018, all 3.7 million performance-based stock options were outstanding. During the year ended December 31, 2019 and December 31, 2018, the Company did not consider the performance condition to be probable and did not recognize any expense associated with these options.

        The weighted average grant date fair value of options granted for the years ended December 31, 2019 and 2018 was $0.47 and $0.17, respectively. The total intrinsic value of options exercised during the years ended December 31, 2019 and 2018 was $0.3 million and nil, respectively.

        The fair market value of each option granted for the years presented has been estimated on the grant date using the Black-Scholes-Merton option-pricing model with the following assumptions:

	December 31,
	2019	2018
Risk-free interest rate (percentage)	1.6 - 2.6	2.3 - 3.1
Expected term (years)	5.6 - 6.1	5.9 - 6.3
Expected dividend yield (percentage)	0	0
Expected volatility (percentage)	35.4 - 40.9	34.5 - 35.4

        As of December 31, 2019, unrecognized stock-based compensation expense for options was $4.5 million, which is expected to be recognized over a weighted-average period of 2.6 years.

        In September 2017, the Company issued 225,000 restricted stock unit awards with a fair value of $0.56 per share. Total fair value of the awards was $0.1 million. In September 2019, the Company

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Stock-Based Compensation (Continued)

issued 111,000 restricted stock unit awards with a fair value of $1.24 per share. Total fair value of the awards was $0.1 million. The restricted stock grants vest 50% annually over a 2-year period. During the years ended December 31, 2019, and 2018, the Company recognized stock-based compensation expense related to restricted stock of $0.1 million. During each of the years ended December 31, 2019, and 2018, 112,500 shares vested, and the remaining 111,000 shares vest in 2020 and 2021.

        During the years ended December 31, 2019, and 2018, no stock—based compensation expense for nonemployees of consultants was recognized as no grants were issued to consultants.

        Total stock-based compensation expense for the years ended December 31, 2019 and 2018, was recorded in the Consolidated Statements of Operations and Comprehensive Income as follows:

	December 31,
(in thousands)	2019	2018
Cost of revenue	$8	$6
Product development	305	219
Sales, marketing and customer support	450	287
General and administrative	917	930

Total	$1,680	$1,442

        During the year ended December 31, 2018, the Company issued 149,993 of common stock under the employee purchase Plan with a fair value of $0.56 per share. The Company did not issue any common stock under the employee purchase Plan during the year ended December 31, 2019.

12. Stockholders' Equity

        As of December 31, 2019, there were 419.2 million shares of DoubleVerify, Inc. common stock issued and outstanding out of 700 million authorized shares.

        The Board did not declare or pay dividends of the Company's common stock during the years ended December 31, 2019 and 2018.

13. Commitments and Contingencies

Accrued Expense

        Accrued expense as of December 31, 2019 and 2018 were as follows:

	December 31,
(in thousands)	2019	2018
Vendor payments	$2,918	$2,271
Employee commissions and bonuses	9,000	4,902
Payroll and other employee related expense	2,789	1,484
401k and pension expense	851	621
Other taxes	820	467

Total accrued expense	$16,378	$9,745

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

Operating Leases

        The Company and its subsidiaries have entered into operating lease agreements for certain of its office space, and data centers. The offices are located in the United States, Israel, Belgium and Finland. The data centers are premises used to house computing and networking equipment. The data center leases are located within the United States, Netherlands, Germany, and Singapore.

        For the year ended December 31, 2019 rent expense for office and data center premises was $4.5 million and $1.5 million respectively. For the year ended December 31, 2018 rent expense for office and data center premises was $3.3 million and $1.4 million respectively.

        The Company took possession of a portion of certain subleased office space in September 2019, in accordance with the terms of the sublease agreement. The lease term and rent commencement began on September 23, 2019 and will expire September 22, 2025. Rent expense for this subleased space amounted to $0.2 million for the year ended December 31, 2019.

        Future minimum lease obligations are as follows:

(in thousands)	Year Ending, December 31
2020	$6,243
2021	4,730
2022	4,322
2023	4,018
2024	982
2025	584

$20,879

Capital Leases

        As of December 31, 2019, the Company has six lease agreements for certain equipment which provide for the transfer of ownership at the end of the lease term or are for underlying assets that will have an insignificant fair value at the end of the lease term. The Company has classified these agreements as capital leases and recognized the corresponding assets and liabilities within the Consolidated Balance Sheet.

        The following is a schedule of future minimum lease payments under these agreements (including interest) as of December 31, 2019.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

(in thousands)	Year Ending December 31,
2020	$1,542
2021	1,253
2022	1,255
2023	1,070
2024	177
Total	5,297

Less: Amount representing interest	(414)

Present Value of net minimum capital lease payments	$4,883
Capital leases short term	$1,365
Capital leases long term	3,518

Total	$4,883

Contingencies

        From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. The Company records liabilities for contingencies including legal costs when it is probable that a liability has been incurred and when the amount can be reasonably estimated. Legal costs are expensed as incurred. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, management does not believe that any of these proceedings or other claims will have a material effect on the Company's business, financial condition, results of operations or cash flows.

14. Segment Information

        The Company has determined that it operates as one operating and reportable segment. The Company's chief operating decision maker reviews financial information on a consolidated basis, together with certain operating and performance measures principally to make decisions about how to allocate resources and measure performance.

        The Company has not disclosed certain geographic information pertaining to revenues and total assets as it is impracticable to disclose, is not utilized by the Company's chief operating decision maker to review operating results or make decisions about how to allocate resources, and would not be useful to users of the Consolidated Financial Statements to disclose such information.

15. Subsequent Events

        The Company has evaluated subsequent events through September 21, 2020, which represents the date the Consolidated Financial Statements were available to be issued.

Equity Plan, Grants, and Issuances

        On July 28, 2020, the Company's Board approved the authorization of an additional 4 million shares under the Plan, which results in a total number of shares authorized under the plan of 66,546,895.

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Subsequent Events (Continued)

        On September 14, 2020, the Company's Board approved the issuance of 183,985 shares of common stock under the employee purchase Plan.

        The Company granted the following stock-based compensation awards subsequent to the date of the financial statements:

Grant Date	Stock Options	Restricted Stock Units
January 24, 2020	336,000	—
April 27, 2020	3,736,440	2,790,703
July 28, 2020	7,972,500	1,259,740

Total	12,044,940	4,050,443

        The table above includes 500,000 performance-based restricted stock units and 1,323,520 performance-based stock options.

CEO Resignation

        On February 28, 2020, by mutual agreement with the Company's Board of Directors, Wayne Gattinella stepped down as the Company's Chief Executive Officer (CEO) and President and resigned from its Board of Directors. On that same date, the Company's Board of Directors established an interim Office of the CEO comprised of members of the Board and members of the Company's senior management team. The Office of the CEO was led by Laura Desmond who has served as a director on the Company's Board since September 2017. Ms. Desmond is a marketing industry veteran who has held several senior executive positions at Publicis Groupe over a two-decade tenure, including CEO of Starcom Mediavest Group. In conjunction with Mr. Gattinella's resignation, the Company entered into a severance package (the "Severance Agreement") with Mr. Gattinella that included cash consideration as well as vesting acceleration of certain of his previously issued stock options.

        On August 14, 2020, the Company issued a written notice to Mr. Gattinella stating it will exercise its right to purchase one hundred percent (100%) of Mr. Gattinella's time-based options pursuant to the Severance Agreement. The total purchase price is approximately $15.5 million which will be paid on or before October 27, 2020.

Hiring of New CEO

        On July 21, 2020, the Company's Board of Directors appointed Mark Zagorski as Chief Executive Officer and discontinued the existing interim Office of the CEO structure. Mr. Zagorski has over two decades of experience leading digital marketing and advertising technology companies. Mr Zagorski was most recently CEO of Telaria which merged with Rubicon Project where Mr. Zagorski acted as President and COO.

COVID-19

        Since January 2020, an outbreak of the 2019 novel coronavirus ("COVID-19") has evolved into a worldwide pandemic. The Company has modified operations in line with business continuity plans. As a result of the pandemic, the Company has temporarily closed offices globally, including the corporate headquarters in New York, and are operating with substantially all staff working remotely. The

DoubleVerify Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Subsequent Events (Continued)

pandemic has resulted in market disruptions and a global economic slowdown, which has materially impacted demand for a broad variety of goods and services, and is also disrupting sales channels and marketing activities. The duration of such disruptions is highly uncertain and cannot be predicted. To the extent that demand for digital advertising declines, the Company's results and financial condition may be materially impacted.

Programmatic Partner Concession

        As further described in Footnote 2, Basis of Presentation and Summary of Significant Accounting Policies, the Company's advertiser customers can purchase its services through programmatic platforms. In these arrangements, the Company's Demand-Side Platform partner is the system of record and is responsible for collecting fees for the Company's services and remitting those fees to the Company. In August 2020, as a concession to a Demand-Side Platform partner, the Company agreed to pay $4.6 million to that partner for amounts that were incorrectly billed by the partner and remitted to the Company in a period from January 2018 through December 2019. This concession will be recognized as a reduction of revenue in the period ending September 30, 2020.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

DoubleVerify Holdings, Inc.

(Parent Company Only)

Condensed Balance Sheets

(In thousands)

	As of December 31, 2019	As of December 31, 2018
Assets:
Current assets
Cash and cash equivalents	$42	$1,813
Trade receivables	2	2

Total current assets	44	1,815
Investment in subsidiary	317,852	292,609
Due from subsidiaries	151	—

Total assets	$318,047	$294,424

Liabilities and Stockholders' Equity:
Due to subsidiaries	$29	$1,500

Stockholders' equity	318,018	292,924

Total liabilities and stockholders' equity	$318,047	$294,424

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

DoubleVerify Holdings, Inc.

(Parent Company Only)

Condensed Statements of Operations and Comprehensive (Loss) Income

(In thousands)

	Years Ended December 31,
	2019	2018
Revenue	$—	$—
General and administrative	1,996	1,495

Loss from operations	(1,996)	(1,495)
Other expense	(9)	—
Equity in pre-tax earnings of consolidated subsidiaries	37,365	3,475

Income before income taxes	35,360	1,980
Income tax expense (benefit)	12,053	(1,197)

Net income	23,307	3,177

Foreign currency cumulative translation adjustment	(67)	3

Total comprehensive income	$23,240	$3,180

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

DoubleVerify Holdings, Inc.

(Parent Company Only)

Condensed Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2019	2018
Cash Flows from Operating Activities	(94)	(108)

Cash Flows from Investing Activities
Transfer of funds to subsidiary	(1,787)	—

Net cash used in investing activities	(1,787)	—

Cash Flows from Financing Activities
Common stock issued under employee purchase plan	—	100
Common stock issued upon exercise of stock options	177	—

Net cash provided by financing activities	177	100

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(67)	3

Net decrease in cash and cash equivalents and restricted cash	(1,771)	(5)
Cash and cash equivalents—Beginning of period	1,813	1,818

Cash and cash equivalents—End of period	$42	$1,813

See accompanying notes to condensed financial statements

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

DoubleVerify Holdings, Inc.

(Parent Company Only)

Notes to the Condensed Financial Statements

(In thousands)

(1) Organization

        DoubleVerify Holdings, Inc. (the "Company") is a software platform for digital media measurement, data and analytics. The Company's solutions provide advertisers with a single measure of digital ad quality and effectiveness, the Authentic Impression, which ensures that a digital ad was delivered in a brand-safe and fraud-free environment, fully viewable, by a real person and in the intended geography. The Company's customer interface, DV Pinnacle, provides customers with access to data on all of their digital ads and enables them to make changes to their ad strategies on a real-time basis. The Company's solutions are accredited by the Media Rating Council, which allows the Company's data to be used as a single-source standard in the evaluation and measurement of digital ads.

        DoubleVerify Holdings, Inc. incorporated on August 16, 2017, is registered in the state of Delaware and is the parent company of DoubleVerify Inc. ("DoubleVerify"). On August 18, 2017, DoubleVerify entered into an agreement and plan of merger (the "Agreement"), whereby Pixel Group Holdings, Inc. (the "Ultimate Parent") and Pixel Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of the Company, agreed to provide for the merger of the Merger Sub with DoubleVerify pursuant to the terms and conditions of the Agreement.

        On the effective date, Merger Sub was merged with and into DoubleVerify whereupon the separate corporate existence of Merger Sub ceased and DoubleVerify continued as the surviving corporation. Through the merger, the Company acquired 100% of the outstanding equity instruments of DoubleVerify (the "Acquisition") resulting in a change of control at the parent level. The merger resulted in the application of acquisition accounting under the provisions of Financial Accounting Standards Board ("FASB") Topic Accounting Standards Codification ("ASC") 805, "Business Combinations."

        The Company is a holding company that does not conduct any business operations of its own and therefore its assets consist primarily of investments in subsidiaries and cash proceeds from stock option exercises, in accordance with the Company's stock plan discussed further in Note 2, Basis of Presentation and Significant Accounting Policies, to the Company's consolidated financial statements. The amounts available to the Company to fulfill cash commitments or to pay cash dividends are also subject to the covenants and distribution restrictions in its subsidiaries' loan agreements.

(2) Basis of Preparation

        The accompanying condensed parent company-only financial statements are required in accordance with Rule 5-04 of Regulation S-X. These condensed financial statements have been presented on a standalone basis for the Company and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's financial statements should be read in conjunction with the Company's annual audited consolidated financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

DoubleVerify Holdings, Inc.

(Parent Company Only)

Notes to the Condensed Financial Statements (Continued)

(In thousands)

(2) Basis of Preparation (Continued)

Income Taxes

        The income tax expense of $12.1 million and tax benefit of $1.2 million for fiscal years 2019 and 2018, respectively, represents the Company's consolidated income tax expense (benefit) as it relates to the Company's subsidiaries, which have not been consolidated for this presentation.

(3) Distributions

        There were no distributions made to the Parent Company by its subsidiaries, for the years ended December 31, 2019, and 2018.

(4) Long-term debt and credit facilities

        As of December 31, 2019 and 2018 the Parent Company held no debt. Certain subsidiaries of the Company are subject to debt agreements.

        For further discussion on the nature and terms of these agreements, refer to Note 7, "Long-Term Debt", to the Company's consolidated financial statements.

(5) Commitments and Contingencies

        For a discussion of commitments and contingencies, see Note 13, "Commitments and Contingencies", to the Company's consolidated financial statements.

SCHEDULE II
DoubleVerify Holdings, Inc. and Subsidiaries
Valuation and Qualifying Accounts

(in thousands) Description	Balance at Beginning of Year	Charges to Costs and Expenses	Deductions-Write offs	Balance at End of Year
Allowance for doubtful accounts
Year ended December 31, 2019	3,103	3,346	(1,850)	4,599
Year ended December 31, 2018	2,084	1,487	(468)	3,103

            Shares

DoubleVerify Holdings, Inc.

Common Stock

        Through and including                        , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

SEC Registration Fee	$	*
FINRA Filing Fee		*
Stock Exchange Listing Fee		*
Printing Fees and Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total:	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

Delaware Law

        DoubleVerify Holdings, Inc. (the "Registrant") is incorporated under the laws of the State of Delaware.

        Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys' fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

        Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

        Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director's liability (1) for breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit.

        Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

        Our amended and restated certificate of incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

  •
  any breach of the director's duty of loyalty;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  •
  unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions; or

  •
  any transaction from which the director derives an improper personal benefit.

        Our amended and restated certificate of incorporation and our amended and restated by-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our Board. Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Indemnification Agreements

        Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreements will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Directors' and Officers' Liability Insurance

        Prior to the completion of this offering, we will have obtained directors' and officers' liability insurance which insures against certain liabilities that our directors and officers and the directors and officers of our subsidiaries may, in such capacities, incur.

Item 15.    Recent Sales of Unregistered Securities.

        From September 22, 2017 through September 1, 2020, the registrant granted (i) stock options to purchase 65,847,768.846 shares of the registrant's common stock at exercise prices ranging from $0.6667 to $2.65 per share and (ii) restricted stock units in respect of 4,386,554.26 shares of the registrant's common stock, in each case to executive officers, employees and directors under the registrant's 2017 Omnibus Equity Incentive Plan and 2017 Israeli Sub Plan.

        The grants of these stock options and restricted stock units were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.

        Note Regarding Reliance on Statements in Our Contracts: In reviewing the agreements included as exhibits to this Registration Statement on Form S-1, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Registrant, its subsidiaries or affiliates, or the other parties to the agreements. The agreements often contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to investors in our common stock; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Registrant, its subsidiaries and affiliates may be found elsewhere in this Registration Statement on Form S-1.

Exhibit Number		Exhibit Description
1.1	#	Form of Underwriting Agreement

3.1	*	Certificate of Incorporation, dated August 16, 2017

3.2	*	Certificate of Amendment to Certificate of Incorporation, dated September 19, 2017

3.3	*	Certificate of Amendment to Certificate of Incorporation, dated December 5, 2019

3.4	*	By-laws, currently in effect

3.5	#	Form of Amended and Restated Certificate of Incorporation

3.6	#	Form of Amended and Restated By-laws

4.1	#	Form of Common Stock Certificate

5.1	#	Opinion of Debevoise & Plimpton LLP

10.1	#	New Revolving Credit Facility

10.2	*†	Employment Agreement with Nicola Allais, dated October 25, 2017

10.3	*†	Second Amended and Restated Employment Agreement with Matthew McLaughlin, dated September 19, 2017

10.4	*†	Employment Agreement with Andrew Grimmig, dated March 23, 2020

10.5	*†	Employment Agreement with Mark Zagorski, dated July 1, 2020

10.6	*†	Separation Agreement with Wayne Gattinella, dated February 28, 2020

10.7	†#	Form of Director Indemnification Agreement

10.8	#	Form of New Stockholders Agreement

10.9	#	Form of Registration Rights Agreement

21.1	*	List of Subsidiaries

23.1	#	Consent of Deloitte & Touche LLP

23.2	#	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1 hereto)

24.1	#	Powers of Attorney (contained on signature pages to the Registration Statement on Form S-1)

[*]
Filed herewith.

[†]
Identifies each management contract or compensatory plan or arrangement.

[#]
To be filed by amendment.

(b)
Financial Statement Schedules:

        Schedule I—Registrant's Condensed Financial Statements are included in the Registration Statement beginning on page F-41.

        Schedule II—Valuation and Qualifying Accounts are included in the Registration Statement beginning on page F-46.

Item 17.    Undertakings.

(a)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                        .

DOUBLEVERIFY HOLDINGS, INC.
By:
	Name:	Mark Zagorski
	Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Zagorski and Nicola Allais, and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on            , by the following persons in the capacities indicated.

Signature	Title	Date

Mark Zagorski	Chief Executive Officer and Director (Principal Executive Officer)
Nicola Allais	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Laura B. Desmond	Director
R. Davis Noell	Director

Signature	Title	Date

David G. Simpson	Director
Lucy Stamell Dobrin	Director
Joshua L. Selip	Director
Teri List-Stoll	Director